Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Crum & Forster Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware	6331	04-3611900
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number, if applicable)	(I.R.S. Employer Identification No., if applicable)

305 Madison Avenue

Morristown, NJ 07962
(973) 490-6600
(Address and telephone number of Registrant’s principal executive offices)

Mary Jane Robertson

Senior Executive Vice President, Chief Financial Officer and Treasurer
CRUM & FORSTER HOLDINGS CORP.
305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Christopher J. Cummings, Esq.

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.      ☐.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.      ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered	security	price	registration fee(1)

10 3/8% Senior Notes due 2013	$300,000,000	100%	$300,000,000	$24,270

(1)	Calculated in accordance with Rule 457 under the Securities Act of 1933, as amended.

The Registrant may amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO NOTEHOLDERS

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

Prospectus summary
Risk factors
Exchange offer
Use of proceeds
Capitalization
Selected historical consolidated financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Insurance regulatory matters
Management
Certain relationships and related transactions
Security ownership of certain beneficial owners
Description of the notes
Book-entry settlement and clearance
Plan of distribution
Certain U.S. federal income tax considerations
Legal matters
Experts
Index to Consolidated Financial Statements
Prospectus
Crum & Forster Holdings Corp.
EX-1.1
EX-3.1
EX-3.2
EX-4.1
EX-4.2
EX-4.3
EX-4.4
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.12
EX-10.13
EX-10.14
EX-10.15
EX-10.16
EX-10.17
EX-10.18
EX-10.19
EX-10.20
EX-10.21
EX-10.22
EX-10.23
EX-10.24
EX-10.25
EX-10.26
EX-10.30
EX-21.1
EX-23.2
EX-25.1
SUBJECT TO COMPLETION, DATED AUGUST 6, 2003

Crum & Forster Holdings Corp.

Offer to exchange all outstanding 10 3/8% Senior Notes

due 2013 issued on June 5, 2003 for up to
$300,000,000 Aggregate Principal Amount of
Registered 10 3/8% Senior Notes due 2013

The Old Notes:

$300,000,000 aggregate principal amount of 10 3/8% Senior Notes due 2013 were originally issued and sold by Crum & Forster Funding Corp. on June 5, 2003 in a transaction that was exempt from registration under the Securities Act of 1933, as amended, and resold to qualified institutional buyers in compliance with Rule 144A. The notes were assumed by us on June 30, 2003.

The New Notes:

The terms of the new notes are identical to the terms of the old notes except that the new notes are registered under the Securities Act of 1933, will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.

See “Risk factors” beginning on page 13 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Exchange Offer:

Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on                     , 2003, unless we extend the offer.

New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange offer— Conditions.”

No public market currently exists for the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable laws.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes and must obtain any consent, approval or permission required by you for the purchase, offer or sale by you of the new notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make any purchases, offers or sales, and we will not have any responsibility for your failure to do so.

Statements regarding forward-looking information

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These are statements that relate to future periods and include statements regarding our anticipated performance. In addition, the outcome of pending motions or appeals, if any, related to litigation discussed herein is unknown.

Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others:

• lowering or loss of one of our financial strength or claims-paying ratings;

• reduction in net income if our loss reserves are insufficient;

i

• insufficient reserves for asbestos, environmental and other latent claims;

•	exposure to emerging claims and coverage issues, whether as a result of judicial decision, legislation, settlement or otherwise;

•	inability of our insurance subsidiaries to pay dividends and make other payments to us, especially after the interest escrow is utilized;

• inability to obtain reinsurance coverage on reasonable terms and prices;

•	exposure to credit risk in the event our reinsurers or insureds who owe us premiums or reimbursement of deductibles paid by us on their behalf fail to pay;

•	adverse developments at our parent company or other affiliates or entering into transactions with them that may be disadvantageous to us (which could affect our ratings or the recovery of balance sheet amounts or other amounts that may be owed to us by them);

•	the timing of loss payments being faster or the receipt of reinsurance recoverables being slower than anticipated by us;

• limited ability to borrow;

• loss of key employees;

• loss of key producers;

• increased competition;

• uncertainty in insurance market;

• occurrence of catastrophic events;

• inability to realize our investment objectives;

• exposure to credit risks on novated policies; and

• change in government regulation.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

ii

Prospectus summary

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding, we encourage you to read this entire prospectus and the documents to which this prospectus refers. In this prospectus, “Crum & Forster,” “Company,” “we,” “us” and “our” refer to Crum & Forster Holdings Corp. and its subsidiaries. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on an historical basis.

Crum & Forster Holdings Corp.

Overview

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business which requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

Our business is distributed through approximately 1,000 producers located throughout the United States. Our producers include independent regional retail agents and brokers, national brokers and wholesale brokers. Through our producers, we access a broad cross section of business opportunities, spanning a variety of market segments and product groupings. This enables us to respond to changing market conditions while promoting relative stability in our premium production.

In August 2000, we acquired Seneca, which provides specialty coverages such as non-standard property in inner city markets, inland marine, boiler and machinery, bail bonds and environmental liability. In 2002, Seneca reported gross premiums written of $106.0 million and a combined ratio of 90.9%.

In 2002, we generated $898.4 million of gross premiums written, $669.5 million of net premiums written and $781.0 million of total revenue. In 2002, 67% of our business related to casualty coverages and 33% to property coverages, as measured by gross premiums written. For the year ended December 31, 2002, our combined ratio was 107.4%, or 103.3% before the impact of our corporate aggregate reinsurance, as compared with 157.6% and 184.6%, respectively, for the year ended December 31, 2001.

For the three months ended March 31, 2003, we generated $265.5 million of gross premiums written representing an increase of $39.5 million, or 17.5%, over the three months ended March 31, 2002. For the same period we generated $208.6 million of net premiums written and $245.1 million of total revenue. The price increases we experienced, together with our continued emphasis on management’s underwriting initiatives, distribution and expenses, resulted in an improvement in our combined ratio to 98.5%, or 99.7% before the impact of our corporate aggregate insurance, for the three months ended March 31, 2003 from 108.2% and 103.6%, respectively, for the three months ended March 31, 2002. At March 31, 2003, we had cash and invested assets of $2.5 billion, total assets of $5.2 billion and stockholder’s equity of $1.0 billion.

Operating company management

Our senior operating company management team is led by Bruce A. Esselborn, the Chairman and Chief Executive Officer of our insurance operating companies. Since joining us in October 1999, Mr. Esselborn has applied a hands-on management style in redesigning our underwriting strategies and policies and improving our operating efficiency. Mr. Esselborn has 36 years of experience in the insurance industry, over 18 years of which were spent at American International Group, Inc. While at AIG, Mr. Esselborn held a variety of senior operating and technical positions at several of AIG’s domestic insurance subsidiaries. In 1986, Mr. Esselborn left AIG to found United Capitol Insurance Company, an excess and surplus lines insurer, which was subsequently acquired by Capsure Holdings Corp., a NYSE traded company. While under Mr. Esselborn’s leadership from 1990 through September 1997, Capsure was a highly successful underwriting operation, reporting an average combined ratio of 75.6%, weighted by net premiums earned, during his tenure. Prior to joining Crum & Forster, he was a consultant to MMC Capital Inc., a global private equity investment firm that is a subsidiary of Marsh & McLennan Companies, Inc. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies.

Nikolas Antonopoulos, our President and Chief Operating Officer, has over 21 years of experience in the insurance industry, including 13 years at AIG, where he most recently held the position of Senior Vice President of Operations in AIG’s Domestic Brokerage Group. Mr. Antonopoulos was a principal at MMC Capital Inc. prior to joining Crum & Forster. Mary Jane Robertson, our Senior Executive Vice President, Chief Financial Officer and Treasurer, was a member of the founding team at United Capitol and served as Capsure’s Chief Financial Officer. She is a C.P.A. with 10 years of public accounting experience at Coopers & Lybrand.

Operating company management initiatives

In the fourth quarter of 1999, we appointed a proven senior management team to our operating companies, which made a number of significant changes designed to increase our profitability and competitive position, including:

•	implemented a highly focused underwriting strategy and realigned our operating structure to emphasize product line experience and expertise and to provide a high degree of centralized control over underwriting and claims;

•	discontinued unprofitable classes of business, which contributed approximately nine percentage points to our loss and loss adjustment expense ratio for 2000, and which significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999;

•	restructured our reinsurance programs to reduce our net retentions and gross policy limits, particularly in property;

•	targeted classes of business and types of insureds that tend to have larger premium policies, which contributed to increasing our average premiums per policy from approximately $20,000 in 1999 to $108,000 in 2002;

•	increased renewal prices by approximately 11% in 2000 and achieved additional renewal price increases of approximately 17% in 2001, 24% in 2002 and 14% in the three months ended March 31, 2003;

•	diversified our distribution by appointing 666 new producers and entering into new arrangements with national and wholesale brokers, in each case aligned with our targeted classes of business and types of insureds;

•	adjusted our commission structure to be in line with market practice, resulting in a reduction of our gross commission expense by 5.0 percentage points from 1999 to 2002;

•	reduced our number of employees by 36% and reduced our payroll by 24% from 1999 to March 31, 2003, while increasing our annual gross premiums written per employee by 62% from 1999 to 2002; and

•	acquired Seneca (which is not included in the above bullets) in August 2000, a specialty insurer focused on non-commodity lines of business.

Corporate strategy

The major elements of our strategy are:

•	Adhere to a disciplined underwriting philosophy. We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our operating company management is actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business.

•	Expand and diversify our production sources. We produce business through diversified sources, in each case aligned with our target underwriting classes.

•	Opportunistically pursue attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our operating company management, we seek to write new lines of business and expand existing classes of business based on market conditions and expected profitability.

•	Continue to manage expenses aggressively. We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

•	Commitment to financial strength and security. We are committed to maintaining a strong balance sheet at our operating subsidiaries in order to attract and retain quality business.

•	Invest our assets on a total return basis. We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, without reaching for yield, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd., a subsidiary of Fairfax, our parent company.

Industry trends and market opportunity

We believe that during 2002 and continuing into 2003, commercial property and casualty insurers generally experienced price increases of approximately 10% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. Certain classes of business, such as umbrella, directors’ and officers’ liability and construction risks, recently reported price increases in the 30% to 50% range. These rate increases have attracted additional capacity into the market, further increasing competition, particularly for property risks where price increases have abated and capacity has expanded dramatically.

As a result of our operating company management initiatives, as well as our focused underwriting strategy, we believe we are well positioned to take advantage of the current favorable market. During 2002, we achieved price increases of approximately 24% on renewal business across our portfolio (weighted by premium volume). From January through March 2003, we experienced price increases of approximately 14% on renewal business across our portfolio (weighted by premium volume). Our umbrella and workers’ compensation lines of business are currently experiencing the largest price increases within our portfolio. Recently, property risks are being priced at or below expiring prices.

Corporate Structure

Crum & Forster Holdings Corp. was established as a Delaware corporation on March 6, 2002 for the sole purpose of holding the capital stock of Crum & Forster Holding Inc. Each of our significant subsidiaries is depicted below.

Our principal executive offices are located at 305 Madison Avenue, Morristown, NJ 07962 and our telephone number at that address is (973) 490-6600. Our web site is located at http://www.cfins.com. The information on our web site is not part of this prospectus.

Summary of terms of the exchange offer

On June 5, 2003, Crum & Forster Funding Corp. completed a private offering of $300,000,000 principal amount of 10 3/8% Senior Notes due 2013. On June 30, 2003, we assumed Crum & Forster Funding Corp.’s obligations under such notes. In this prospectus, we refer to (1) the notes sold in that original offering as the old notes, (2) the notes offered in this prospectus in exchange for the old notes as the new notes, and (3) the old notes and the new notes together as the notes.

Exchange offer	You may exchange old notes for new notes.

Resale of new notes	We believe you may offer the new notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the Securities Act if:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you; and

• you are not an affiliate, under Rule 405 of the Securities Act, of ours.

You should read the discussion under the heading “Exchange offer” for further information regarding the exchange offer and resale of the new notes.

Registration rights agreement	We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the old notes. See “Exchange offer.”

Consequence of failure to exchange	You will continue to hold old notes that remain subject to their existing transfer restrictions if:
old notes	• you do not tender your old notes; or

• you tender your old notes and they are not accepted for exchange.

Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “Exchange offer— Terms of the exchange offer” and “—Consequences of failure to exchange.”

Expiration date	The “expiration date” for the exchange offer is 5:00 p.m., New York City time on , 2003, unless we extend it, in which case

“expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the new notes	The new notes will accrue interest at a rate of 10 3/8% per annum from the last interest payment date on which interest has been paid on the old notes or, if no interest has been paid on the old notes, from the issue date of the old notes. No additional interest will be paid on old notes tendered and accepted for exchange.

Condition to the exchange offer	The exchange offer is subject to certain customary conditions which we may waive. See “Exchange offer— Conditions.”

Procedures for tendering old notes	If you wish to accept the exchange offer, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures) all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See “Exchange offer— Procedures for tendering,” “— Book- entry transfer,” “— Exchanging book-entry notes” and “— Guaranteed delivery procedures.”

Guaranteed delivery procedures	If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in “Exchange Offer— Guaranteed delivery procedures”.

Withdrawal rights	Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of old notes and delivery of new notes	Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered as soon as practicable following the expiration date. See “Exchange Offer— Terms of the exchange offer.”

Certain U.S. federal income tax considerations	We believe that the exchange of the old notes for new notes should not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the exchange offer.

Exchange agent	The Bank of New York is serving as the exchange agent.

Summary of terms of the new notes	The terms of the new notes are identical to the terms of the old notes except that the new notes:
• are registered under the Securities Act, and therefore will not contain restrictions on transfer;

• will not contain provisions relating to additional interest;

• will bear a different CUSIP number from the old notes; and

• will not entitle their holders to registration rights.

Registrant	Crum & Forster Holdings Corp.

Securities offered	$300,000,000 aggregate principal amount of 10 3/8% Senior Notes due 2013.

Maturity date	June 15, 2013.

Interest rate	10 3/8% per year.

Interest payment Dates	June 15 and December 15 of each year, beginning on December 15, 2003.

Interest escrow account	Crum & Forster deposited approximately $63.1 million into an interest escrow account, which is sufficient to fund the first four interest payments on the notes. In addition, we are required under certain circumstances to maintain amounts in the interest escrow account sufficient to fund two interest payments on the notes. See “Description of the notes— Escrow of proceeds— Interest escrow account.”

Ranking	The notes are our senior obligations and rank equally with all of our senior indebtedness, and are senior to all of our subordinated indebtedness. The notes effectively rank behind all indebtedness and other liabilities of our subsidiaries, including claims under insurance policies written by our subsidiaries. We will rely on dividends from our insurance subsidiaries to make payments on the notes. Our insurance subsidiaries currently do not have, and we expect will not have until 2004 at the earliest, the ability under applicable state laws to pay dividends. See “Risk factors— Risks relating to the notes.”

Guarantees	The notes are not guaranteed by any of Crum & Forster’s subsidiaries.

Optional redemption	We may redeem some or all of the notes at any time on or after June 15, 2008. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of one or more equity offerings at any time prior to June 15, 2006. The redemption prices are described under “Description of the notes— Redemption— Optional redemption.”

Change of control	If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. See “Description of the notes— Change of Control.”

Certain covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional debt and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• create certain liens;

• enter into transactions with affiliates;

• merge, consolidate or sell substantially all of our assets;

• issue or sell preferred stock of subsidiaries;

• issue or sell common stock of insurance subsidiaries;

• enter into a business other than insurance; and

• sell assets.

These covenants are subject to important exceptions and qualifications described under the heading “Description of the notes.”

Covenant suspension	At any time when the notes are rated investment grade by both Moody’s and S&P and no default or event of default has occurred and is continuing under the indenture, we and our subsidiaries will not be subject to many of the foregoing covenants. See “Description of the notes— Suspension of covenants.”

Risk factors	See “Risk factors” for a discussion of certain factors that you should carefully consider before investing in the notes.

Original issue discount	For U. S. federal income tax purposes ownership of the new notes will be considered a continuation of ownership of the old notes. The notes were issued at an original issue discount (OID) for U.S. federal income tax purposes. In each tax year during which a note is held, a U.S. holder (regardless of its regular method of tax accounting) must generally include the OID in gross income over the term of the notes as it accrues on a constant yield basis. See “Certain U.S. federal income tax considerations— U.S. holders— Original issue discount.”

Summary financial data

The table shown below presents our summary financial data for the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003, as well as financial information as of March 31, 2003 as adjusted to reflect the completion of the note offering. The financial information was prepared in accordance with accounting principles generally accepted in the United States (GAAP). The GAAP statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the GAAP balance sheet data as of December 31, 2001 and 2002 were derived from Crum & Forster Holdings Corp.’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated balance sheets at December 31, 2001 and 2002 and March 31, 2003, and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows for each of the three years ended December 31, 2002 and for the three months ended March 31, 2002 and 2003, and accompanying notes appear in this prospectus beginning at page F-1. The GAAP statement of operations data for the three months ended March 31, 2002 and 2003 and the GAAP balance sheet data as of March 31, 2003 were derived from Crum & Forster Holdings Corp.’s unaudited consolidated financial statements. Crum & Forster Holdings Corp.’s unaudited consolidated financial statements include all adjustments which in management’s opinion are normal recurring adjustments necessary for a fair statement of its financial position on such dates and the results of operations for those periods. The operating results for the three months ended March 31, 2003 are not necessarily indicative of the results of operations of Crum & Forster Holdings Corp. for the full year 2003 or any future periods. The combined statutory data has been derived from annual or quarterly statutory financial statements filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from GAAP.

The summary financial data presented below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the year ended December 31, 2000 include the results for Seneca from August 31, 2000, the date of acquisition by Crum & Forster.

					Three Months
	Years Ended December 31,				Ended March 31,

(dollars in thousands)	2000	2001	2002		2002		2003

GAAP STATEMENT OF OPERATIONS DATA:
Gross premiums written	$661,061	$777,536	$898,368		$225,965		$265,518

Net premiums written	$487,731	$541,473	$669,473		$175,504		$208,559

Net premiums earned	$503,974	$500,175	$609,512		$149,980		$171,838
Net investment income	142,586	119,171	113,840		27,499		22,810
Net realized investment gains (losses)	224	(5,358)	41,485		47		50,197
Other income, net	6,305	4,321	16,150		153		275

Total revenues	653,089	618,309	780,987		177,679		245,120

Losses and loss adjustment expenses	378,945	599,181	463,458		109,454		119,728
Acquisition costs	91,918	67,327	76,329		22,476		21,919
Other underwriting expenses	113,558	119,358	118,153		30,389		30,567
Dividends to policyholders	5,991	2,493	(3,000)		-		(3,000)

Total losses and expenses	590,412	788,359	654,940		162,319		169,214

Income (loss) before income taxes	62,677	(170,050)	126,047		15,360		75,906
Income tax expense (benefit)	(8,903)	(63,541)	43,136		5,271		26,074

Income (loss) before cumulative effect of a change in accounting principle	71,580	(106,509)	82,911		10,089		49,832
Cumulative effect of a change in accounting principle	-	-	64,809	[1]	64,809	[1]	-

Net income (loss)	$71,580	$(106,509)	$147,720		$74,898		$49,832

	At December 31,		At March 31, 2003

(dollars in thousands)	2001	2002	Actual	As Adjusted[2]

GAAP BALANCE SHEET DATA:
Total investments (including cash and cash equivalents)	$2,280,092	$2,422,590	$2,505,029	$2,505,029
Total assets	5,147,959	5,138,787	5,162,662	5,236,793
Unpaid losses and loss adjustment expenses	3,423,793	3,225,921	3,197,201	3,197,201
Long term debt	-	-	-	290,955	[3]
Stockholder’s equity	719,605	979,164	1,020,050	803,226

				Three Months
	Years Ended December 31,			Ended March 31

(dollars in thousands)	2000	2001	2002	2002	2003

SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:
Loss and loss adjustment expense ratio	75.2%	119.8%	76.0%	73.0%	69.7%
Underwriting expense ratio	40.8	37.3	31.9	35.2	30.5
Dividend ratio	1.2	0.5	(0.5)	0.0	(1.7)

Combined ratio	117.2%	157.6%	107.4%	108.2%	98.5%

Ratio of earnings to fixed charges[4]	6.2	[5]	6.5	3.3	17.5
SELECTED COMBINED STATUTORY DATA:
Loss and loss adjustment expense ratio	95.8%	142.1%	77.3%	69.8%	69.3%
Underwriting expense ratio	42.8	36.9	31.2	30.1	26.8
Dividend ratio	1.5	1.0	0.3	0.3	0.0

Combined ratio	140.1%	180.0%	108.8%	100.2%	96.1%

Policyholders’ surplus	$769,483	$708,388	$856,393	$732,330	$929,221
Ratio of net premiums written to surplus	0.66x	0.77x	0.78x	0.76x [6]	0.75x [6]

(1)	Represents remaining unamortized negative goodwill resulting from our acquisition by Fairfax in 1998.

(2)	“As Adjusted” GAAP data reflects our financial information after giving effect to the issuance of the notes and the application of the net proceeds by us, including the payment of a dividend of approximately $217.9 million to Fairfax. See “Use of proceeds.” Under GAAP, the expenses of the note offering will be deferred and amortized to interest expense over the term of the notes.

(3)	Aggregate principal amount of $300.0 million of the Company’s 10 3/8% Senior Notes due 2013, less original issue discount of $9.0 million. Does not give effect to borrowings available under the Fairfax note. See “Certain relationships and related transactions— Borrowing from Fairfax.”

(4)	For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes, adjusted for undistributed income (loss) from equity investments and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense.

(5)	Due to our loss in the period ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170.1 million would have achieved a coverage ratio of 1:1.

(6)	The ratios reflect the twelve months ended March 31, 2002 and 2003 for purposes of comparison to annual periods.

Risk factors

In deciding whether to exchange the old notes for new notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.

Risks relating to our business

If there are any negative changes in the financial strength ratings of our operating subsidiaries, especially from A.M. Best, it will be very difficult for us to write quality new or renewal business, secure adequate reinsurance on acceptable terms and retain our key management and employees.

Third party rating agencies periodically assess and rate the claims-paying ability of insurers based upon criteria established by the rating agencies. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an “A-” rating (the fourth highest of fifteen ratings) with a negative outlook from A.M. Best Company, Inc. (A.M. Best), a rating agency and publisher for the insurance industry, and a “BBB” financial strength rating (the fourth highest of nine ratings categories) from Standard & Poor’s Insurance Rating Services, also a rating agency for the insurance industry. Seneca has an “A-” rating, with a negative outlook, from A.M. Best. Financial strength ratings are used by insurance consumers and insurance intermediaries as an important means of assessing the financial strength and quality of insurers, and we currently have the lowest rating necessary to compete in our targeted markets. We may not maintain our financial strength ratings from the rating agencies. A downgrade or withdrawal of any rating could severely limit or prevent us from writing any new insurance policies. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management’s ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax. Our ratings by these rating agencies are based on a variety of factors, many of which are outside of our control, including the financial condition of Fairfax and its other subsidiaries and affiliates, the financial condition or actions of parties from which we have obtained reinsurance and factors relating to the sectors in which we or they conduct business, and the statutory surplus of our insurance subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us.

The claims-paying ability ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the notes described in this prospectus.

We may incur a reduction in our net income if our reserves are insufficient.

We maintain reserves to cover our estimated ultimate liability for losses and loss adjustment expenses (LAE) with respect to reported and unreported claims incurred as of the end of each period. Our gross loss and LAE reserves were $3.3 billion, $3.4 billion and $3.2 billion at December 31, 2000, 2001 and 2002, respectively. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including: (i) actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known, (ii) estimates of future trends in claims severity and frequency, (iii) assessment of asserted theories of liability and (iv) analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions. Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis. For example, insurers have been held liable for large awards of punitive damages. In many cases, estimates are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

During the years ended December 31, 2000, 2001 and 2002, we increased our reserves for prior years’ loss and LAE by $32.2 million, $183.1 million and $21.3 million, respectively. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. Our organizational and process improvements over the past three years have led to claims settlement philosophy changes that have altered our historical paid and incurred claims patterns. During the same time period, soft market conditions in the immediate prior accident years caused deteriorating trends in our underwriting results. The combination of these factors over the past three years has made interpretation of the underlying data and data trends and quantification of reserves adequacy extremely difficult. See “Business— Reserves.” To the extent reserves prove to be deficient in the future, we will have to increase our reserves by the amount of such deficiency and incur a charge to earnings in the period such reserves are increased. The uncertainties regarding our reserves (including reserves for asbestos, environmental and other latent exposure claims as described below) could result in a liability exceeding the reserves by an amount that would be material to our financial condition or results of operations in a future period, and such liabilities would reduce future net income and cash flows and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Even though most insurance policies have policy limits, the nature of property and casualty insurance is such that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies. We attempt to limit our risk of loss through reinsurance, the availability and cost of which is subject to market conditions, which are beyond our control.

Under GAAP, we are only permitted to establish loss and LAE reserves for losses that have occurred on or before the financial statement date. Case reserves and IBNR reserves contemplate these obligations. No contingency reserve allowances are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

Our reserves for asbestos, environmental and other latent claims may be insufficient.

There are significant additional uncertainties in estimating the amount of reserves required for asbestos, environmental and other latent exposure claims. The possibility that these claims would emerge was often not anticipated at the time the policies were written, and traditional actuarial reserving methodologies have not been generally useful in accurately estimating ultimate losses and LAE for these types of claims. In addition, the loss settlement period of certain of these claims may extend for decades after the expiration of the policy period, and during such time it often becomes necessary to adjust, sometimes to a significant degree, the estimates of liability on a claim either upward or downward. Our gross asbestos reserves were $271.2 million, $298.2 million and $370.9 million at December 31, 2000, 2001 and 2002, respectively; our gross environmental reserves were $232.6 million, $217.8 million and $163.2 million, respectively, and the gross reserves for other latent claims were $52.0 million, $50.1 million and $43.5 million, respectively. Our asbestos reserves, net of reinsurance, were $174.1 million, $228.1 million and $264.8 million at December 31, 2000, 2001 and 2002, respectively; our environmental reserves, net of reinsurance, were $145.4 million, $124.8 million and $105.8 million, respectively, and the reserves for other latent exposure claims, net of reinsurance, were $31.1 million, $27.3 million and $28.3 million, respectively. Among the uncertainties relating to such reserves are a lack of historical data, long reporting delays, and complex, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and frequently inconsistent conclusions as to when losses occurred, what claims are covered, under what circumstances the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Plaintiffs often are able to choose from a number of potential venues to bring an action in the court that they expect will be most advantageous to their claims. Because of these uncertainties, our exposure to asbestos, environmental and other latent exposure claims is more difficult to estimate and is subject to a higher degree of variability than is our exposure to non-latent exposure claims. In addition, insurers generally, including us, are experiencing an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, an increasing focus by plaintiffs on new and previously peripheral defendants and an increase in the number of insured entities seeking bankruptcy protection as a result of asbestos-related liabilities. In addition to contributing to the increase in claims, the bankruptcy proceedings of insureds may have the effect of significantly accelerating and increasing loss payments by insurers, including us. Recently a court required insurers of a bankrupt company to pay not only claims already made, but also to make payments for all estimated future claims.

Increasingly, policyholders have asserted that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. We expect this trend to continue. Although it is difficult to predict whether these policyholders will be successful on the issue, to the extent the issue is resolved in their favor, our coverage obligations under the policies at issue could be materially increased and bounded only by the applicable per occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

In addition, recently proceedings have been launched directly against insurers challenging insurers’ conduct in respect of asbestos claims, including in some cases with respect to previous settlements. We anticipate the filing of other direct actions against insurers, potentially including us, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability.

During 2002, the asbestos-related trends described above both accelerated and became more visible. In the first quarter of 2003, we have continued to see the emergence of the trends noted above, including an increased number of claimants filing asbestos claims against our insureds, an increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of insureds asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. We are currently studying these trends to determine the potential impact on our reserves and are updating our detailed exposure analysis. Due to the inherent uncertainties described above and to the potential impact of recent trends, our ultimate liability for asbestos, environmental and other latent claims may vary substantially from the amount currently reserved and any increase in such liability would reduce future net income and cash flow, impair the ability of our insurance subsidiaries to pay dividends or make other distributions to us and could have a negative effect on our A.M. Best rating.

While we use outside actuaries to review our reserves, their review of latent reserves was limited to a review of analyses prepared by us, and was not based on application of their proprietary exposure models.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a negative effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include:

•	increases in the number and size of claims relating to construction defects, mold, lead and diet drugs, which often present complex coverage and damage valuation questions;

•	changes in interpretation of the named insured provision with respect to the uninsured/ underinsured motorist coverage in commercial automobile policies; and

•	a growing trend of plaintiffs targeting property and casualty insurers in purported class action litigation relating to claims-handling and other practices.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business.

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

We use reinsurance to help manage our exposure to insurance risks. Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that we purchase from them. Some exclusions are with respect to risks which we cannot exclude in policies we write due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, we, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.

The Terrorism Risk Insurance Act of 2002 (TRIA) became effective on November 26, 2002 and is a three-year federal program effective through 2005. TRIA voided in-force terrorism exclusions as of November 26, 2002 for certified terrorism acts (i.e., those arising from international, not domestic, acts) on all TRIA specified property and casualty business. TRIA requires covered insurers to make coverage available for certified acts of terrorism on all new and renewal policies issued after TRIA was enacted. TRIA allows us to assess a premium charge for terrorism coverage and, if the policyholder declines the coverage or fails to pay the buy-back premium, certified acts of terrorism may then be excluded from the policy, subject, however, to state-specific requirements such as mandatory coverage for fire losses in statutory fire policy states. Subject to a premium-based deductible, and provided we have otherwise complied with all the requirements as specified in TRIA, we are eligible for reimbursement by the federal government for 90% in 2003 of our covered terrorism related losses arising from a certified terrorist attack, with such reimbursement ending once the aggregated insured losses for the entire insurance industry exceed $100 billion in a single program year. Once this $100 billion loss threshold has been reached for any program year, any insurer covered under TRIA that has met its deductible will not be responsible for any further loss payments in that program year.

We bear credit risk with respect to our reinsurers and certain insureds, and if one or more of them fails to pay us we could experience losses which will adversely affect the ability of our insurance subsidiaries to pay dividends to us.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers, both with respect to receivables reflected on our balance sheet as well as to contingent liabilities with respect to reinsurance protection on future claims. We cannot assure you that our reinsurers will pay all reinsurance claims on a timely basis or at all. At March 31, 2003, we had reinsurance recoverables on paid and unpaid losses and LAE, net of uncollectible reinsurance reserves, of $1,999.7 million due from approximately 320 reinsurers; however, the preponderance of these recoverables is with relatively few reinsurers. At such date, our ten largest gross reinsurance recoverables aggregated $1,474.1 million. We periodically have contractual disputes with certain reinsurers regarding coverage under reinsurance policies. Historically, this has principally occurred in the interpretation of coverage relating to asbestos and environmental claims. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected.

We write certain retrospectively rated policies (policies in which premiums are adjusted based on the actual loss experience of the insured during the policy period) and large deductible policies (policies where the insured retains a specific amount of any potential loss) in which the insured must reimburse us for certain losses. Accordingly, we bear credit risk on these policies and cannot assure you that our insureds will pay us on a timely basis or at all. In the ordinary course of business we are sometimes unable to collect all amounts billed to insureds, generally due to disputes on audit and retrospectively rated policies and, in some cases, due to insureds having filed for bankruptcy protection. In addition, if an insured files for bankruptcy, we may be unable to recover on assets such insured may have pledged to us as collateral. We reserve for uncollectible amounts in the period the collection issues become known. The inability to collect amounts due to us reduces our net income and cash flow, and the ability of our insurance subsidiaries to pay dividends or make other distributions to us. See “Business— Legal proceedings.”

Because we are a wholly-owned subsidiary of Fairfax and because we have entered into and may continue to enter into reinsurance arrangements, tax sharing arrangements and investment advisory and similar agreements and make investments in and otherwise engage in transactions with affiliates of Fairfax, our company may be adversely affected by the prospects and actions of as well as the results of operations of Fairfax and its affiliates.

Fairfax, through its wholly owned subsidiary Fairfax Inc., owns 100% of our outstanding common stock. Fairfax’s subordinate voting shares are listed on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol “FFH.” For the year ended December 31, 2002, the highest price of Fairfax’s subordinate voting shares on the Toronto Stock Exchange was Cdn$195.00 and the lowest price was Cdn$104.99, and the closing price on August 5, 2003 was Cdn$217.00. The closing price of the subordinate voting shares on August 5, 2003 on the New York Stock Exchange was $154.65. Fairfax’s senior debt is rated “BB” negative by S&P and “Ba3” negative by Moody’s, reflecting potential leverage and liquidity concerns. Fairfax owns significant subsidiaries and operations that are not part of our company or our business. Although neither Fairfax nor any of its subsidiaries (other than us and our subsidiaries), including insurance or reinsurance companies and service providers, many of which provide financial or other reinsurance or other services to us, will have any responsibility for payment of principal or interest on the notes, a downgrade of any of their debt ratings, or deterioration in the financial markets’ view of these entities, could adversely affect the market for the notes and our ability to obtain financing and may have a negative impact on our A.M. Best rating.

Our capital stock and the capital stock of our direct parent Fairfax Inc. have been provided to lenders as collateral for obligations owed to them by Fairfax and its affiliates. A change of control with respect to us (as a result of these collateral arrangements or otherwise) could have an adverse impact upon us, including a reduction in the value of the net operating loss carryforwards included in our deferred tax assets ($80 million at December 31, 2002), principally as a result of limitations imposed by United States income tax law on utilization of our net operating loss carryforwards as a result of a change of control. In addition, to the extent that lenders to Fairfax have the benefit of collateral arrangements provided by Fairfax, the exercise of their remedies (which could result in a change of control of Fairfax or increased leverage or cash flow requirements at Fairfax) could have an adverse impact against Fairfax or on the notes.

Control of our corporate actions is within the control of Fairfax, which may have interests that are different from the interests of holders of the notes.

Because of Fairfax’s beneficial ownership of us, it is in a position to determine the outcome of corporate actions requiring stockholder approval, including:

•	electing members of our board of directors and appointment of members of our audit committee;

•	adopting amendments to our charter documents;

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets, subject to state insurance and other regulatory approval;

•	transactions that would result in a change of control;

•	funding its or its affiliates requirements or losses by causing us to distribute additional amounts to it, whether by requiring us to incur additional indebtedness or otherwise, or otherwise engage in financial or other reinsurance, investment or other transactions with Fairfax or its affiliates, subject to obtaining insurance regulatory authority approval or non-disapproval where necessary; and

•	entering into other transactions with Fairfax or its affiliates, subject to obtaining insurance regulatory authority approval or non-disapproval where necessary.

Because Fairfax’s interests as an equity holder may conflict with the interests of holders of the notes, Fairfax may cause our company to take actions that favor our equity holders at the expense of the holders of the notes. In addition, all of our directors also are directors or officers of Fairfax and its affiliates.

Certain relationships and related transactions with affiliates may result in conflicts and the adverse concentration of financial risk.

Under various agreements with affiliates, we have agreed (and may continue to agree) to cede certain rights and obligations, and to assume certain other rights and obligations, in respect of a variety of business in a number of states, from subsidiaries of Fairfax, including Odyssey America Reinsurance Corporation, Odyssey Reinsurance Corporation, ORC Re Limited (ORC Re), Ranger Insurance Company, TIG Insurance Company (TIG) and Lombard General Insurance Company. Pursuant to these agreements, we have made premium and other payments to them in exchange for reinsurance or other benefits, many of which are to be realized in the future by us (but only if adverse loss experience develops) as is customary in these agreements. As of December 31, 2002, reinsurance recoverables from affiliates were $214.8 million and premiums ceded to affiliates for the year then ended were $63.8 million. The default of one or more of such companies could inhibit our ability to recover reinsurance pursuant to our reinsurance agreements with them, or could require us to satisfy insurance obligations on behalf of the defaulting company. Furthermore, because each of these companies is affiliated with Fairfax, it is possible that adverse developments in the financial condition of Fairfax or one of its other subsidiaries could weaken the financial condition of our affiliated reinsurers and affiliated cedents, through the operation of credit guarantees, asset pledges and other forms of security and through the actions of Fairfax or its controlling shareholder. Any weakening of the financial condition of an affiliate from which we have assumed, or to which we have ceded, insurance obligations could adversely affect our ability to meet our financial obligations and could otherwise weaken our financial condition. See “Business— Reinsurance” and “Certain relationships and related transactions— Reinsurance arrangements.”

We are members of a tax sharing agreement with Fairfax as described in “Certain relationships and related party transactions— Tax sharing agreements.”

In addition, Fairfax provides us with certain services. For example, a subsidiary of Fairfax manages the investments of our insurance subsidiaries, including investments in certain equity and debt securities of other affiliates of Fairfax. See note 5 and note 11 to our audited consolidated financial statements contained elsewhere in this prospectus. See also “Business— Investments— Investments in affiliates.” Conflicts of interest could arise between our company and Fairfax or one of its other affiliates, and any conflict of interest may be resolved in a manner that does not favor us.

Fairfax’s bank credit facilities contain restrictions applicable to us, which could have an adverse effect on our financial condition.

The agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax, with certain exceptions, from allowing us to borrow money or take certain other actions. Although Crum & Forster is not a party to the Fairfax credit facility, it is expected, and should be assumed, that Fairfax will not permit Crum & Forster to borrow additional funds unless we are permitted to do so pursuant to the Fairfax credit facility.

Our business could be adversely affected by the loss of one or more key employees.

We are substantially dependent on a small number of key employees at our operating companies, in particular Bruce Esselborn, Nikolas Antonopoulos and Mary Jane Robertson. We believe that the experiences and reputations in the insurance industry of Mr. Esselborn, Mr. Antonopoulos and Ms. Robertson are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Esselborn, Mr. Antonopoulos or Ms. Robertson or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies. We currently do not maintain key employee insurance with respect to any of our employees.

The loss of any of our key producers could have an adverse effect on our financial condition.

In 2002, our two largest producers accounted for 14% and 6% of our gross premiums written. Our top five producers, including all locations of national brokers, accounted for 29% of gross premiums written. However, on an individual office basis, the top five producers accounted for 10% of 2002 gross premiums written. We have no long term commitments from any of our producers, any of whom could cease doing business with us at any time. The loss or deterioration of one or more of these relationships could adversely affect our financial condition. We may not be successful in maintaining our current relationships with our significant producers, which could have an adverse effect on our financial condition.

We operate in a highly competitive environment, which makes it more difficult for us to attract and retain business.

The commercial lines property and casualty insurance industry is highly competitive, and we believe that it will remain so for the foreseeable future. Prevailing conditions relating to price, coverage and capacity can change very rapidly in this industry sector. We face competition from domestic and foreign insurers, many of which may be perceived to provide greater security to insureds and many of which are larger and have greater financial, marketing and management resources than we do. Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, price, policy terms and conditions, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future from other insurance companies, and such increased competition, should it occur, could have a material adverse effect on us. See “Business— Competition.”

Several commercial property and casualty insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These products, including large deductible programs and various forms of self-insurance that utilize captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations, but it could reduce our premium volume.

Following the terrorist attacks on September 11, 2001, a number of new insurers and reinsurers have been formed to compete in our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete with us. In addition, other financial institutions are now able to offer services similar to our own as a result of the Gramm-Leach-Bliley Act, which was adopted in November 1999.

Results in the property and casualty insurance industry are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.

The results of companies in the property and casualty insurance industry historically have been subject to broad fluctuations. These results can be affected significantly by price competition, volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop, fluctuations in interest rates and other changes in the investment environment which affect returns on invested assets and inflationary pressures that affect the size of losses. The property and casualty insurance industry historically has experienced pricing and profitability cycles related to levels of industry underwriting capacity. As a result of fluctuations in pricing, we may be unable to obtain business that meets our underwriting standards and pricing expectations. See “Business— Competition” and “Management’s discussion and analysis of financial condition and results of operations.”

Catastrophic events could reduce our net income.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Unnatural catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance. For example, the terrorist attacks on September 11, 2001 caused losses in several of our lines, including business interruption, business personal property and workers’ compensation. Insurance companies are not permitted to reserve for a catastrophe until it has occurred, and actual losses could exceed measures we might take to attempt to protect us. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have from time to time passed legislation that has the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

Through June 2003, we incurred $13.4 million of losses, net of reinsurance, from Catastrophe No. 85 (hail storms occurring in Texas in early April 2003). Our ultimate exposure to loss from this event may be higher.

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. In 2001, we had net investment income after taxes of $77.5 million, and a net loss of $106.5 million. In 2002, we had net investment income after taxes of $74.0 million, which represented 89% of income before the cumulative effect of a change in accounting principle. We may not be able to realize our investment objectives, which could reduce our net income significantly.

If certain policies with respect to which other insurance companies have assumed liability from us have not been effectively novated, we could be subject to increased liabilities that are not reflected on our balance sheet, including with respect to asbestos or other latent exposures.

Prior to our acquisition by Fairfax in 1998 we were a subsidiary of Xerox Corporation. In connection with a business realignment and restructuring of its insurance companies, Xerox required the transfer of a number of policies and related assets and liabilities from certain of our insurance company subsidiaries to other insurance companies also controlled by Xerox and vice versa. These transfers were effected through assumption and indemnity reinsurance agreements providing for 100% quota share reinsurance of the subject business by the assuming company. In some cases the assuming party also was required to seek a novation of certain policies. Novation of an insurance policy attempts to effect the legal substitution of one insurance company for the original policy-issuing company and generally requires either the express or implied consent of the policyholder. If the novation process is challenged and not upheld (especially as to novation achieved by “implied” consent), our insurance subsidiaries could be responsible for such novated business if the other party were to become insolvent. These liabilities are not reflected on our balance sheet. Our reserves could be understated and the credit risk associated with policies considered novated could also be materially understated. We may be unable to recover our losses from the reinsurers that have reinsured these policies.

We are subject to extensive government regulation, which may limit the rates we can charge or otherwise adversely affect our business.

We are subject to extensive regulation and supervision in the states in which we do business. Regulators oversee matters relating to rate setting with respect to certain lines of insurance, trade practices, market conduct, policy forms, claims practices, mandated participation in shared markets, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, authorized lines of business, transactions with related parties, the payment of dividends and a variety of other financial and non-financial components of an insurance company’s business. Regulators may limit the rates that an insurance company can charge for certain lines of business so that premium rates may not keep pace with inflation. State insurance laws and regulations are administered by agencies that have broad powers and are concerned primarily with the protection of policyholders rather than shareholders or other investors. It is possible that future regulatory changes or developments would impede rate increases or other actions that we propose to take to enhance our operating results, or fundamentally change the business environment in which we operate. Future legislative or regulatory changes or developments, depending on their nature and magnitude, could have a material adverse effect on us.

Our operating subsidiaries typically are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. The amount of future losses or assessments from such shared market mechanisms and pooling arrangements cannot be predicted with certainty. The underwriting results of these pools historically have been unprofitable. We cannot assure you that future losses or assessments from such mechanisms and pooling arrangements will not have a material adverse effect on our results of operations or financial condition.

In recent years, the insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. For example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated, residential earthquake insurance pool, provides earthquake insurance to California homeowners. Further, the National Association of Insurance Commissioners (NAIC) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment practices, risk-based capital guidelines, interpretations of existing laws and the development of new laws. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies. Although the federal government currently does not regulate the business of insurance directly, federal initiatives often affect the insurance industry in a variety of ways. Future legislation or NAIC initiatives may have a detrimental effect on the conduct of our business, financial condition or results of operations. See “Insurance regulatory matters.”

Risks relating to the notes

We are a holding company and are dependent on dividends from our insurance operating subsidiaries to pay interest and principal on the notes. Our insurance subsidiaries are currently not permitted under our governing state insurance laws to pay dividends to us and they may be unable to pay dividends to us after funds in the interest escrow account are exhausted, and therefore we may not have access to cash flows sufficient to make scheduled payments on the notes.

We are a holding company with no direct operations, and our principal asset is the capital stock of several operating insurance subsidiaries. We will rely on dividends from these operating subsidiaries to meet our obligations for payment of interest on the notes and, together with refinancing opportunities, if any, then available to us in capital markets, to repay the notes at maturity, and to meet our other liabilities. Our insurance operating subsidiaries currently do not have the ability under applicable state law discussed below to pay dividends to us and are not expected to have any ability to pay dividends until 2004 at the earliest. The ability of our operating subsidiaries to pay dividends to us depends on their statutory earned surplus (which is increased by underwriting profit and investment income and decreased by underwriting losses including losses as a result of adverse development for prior periods), net income, investment income and on other regulatory restrictions, as well as any effects such dividends may have on our ratings. Our principal insurance company subsidiaries are US Fire, domiciled in the State of New York, and North River, domiciled in the State of New Jersey. Because payment of dividends by our insurance subsidiaries would decrease their statutory surpluses, doing so would also adversely affect their ability to meet financial ratios and other tests critical to maintaining their ratings and otherwise providing acceptable security to brokers and to insureds. Their ability to pay dividends and therefore our ability to meet our obligations under the notes and the indenture is limited by these and other factors.

New York law provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of policyholders’ surplus as shown by its last statement on file with the New York Insurance Department (NYID) and (ii) adjusted net investment income (which does not include realized gains or losses) for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of earned surplus, which is defined as “the portion of the surplus that represents the net earnings, gains or profits, after deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealized appreciation of assets.” Losses in excess of premiums ceded to retroactive reinsurance programs do not contribute to earned surplus until actually recovered from the reinsurers. US Fire reported negative earned surplus of $213.0 million at March 31, 2003 and, as a result, US Fire had no dividend capacity.

New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders’ surplus at the preceding December 31 and (ii) statutory net income (excluding realized gains) for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means “unassigned funds (surplus)” as reported on the insurer’s annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets. Losses in excess of premiums ceded to retroactive reinsurance programs do not contribute to earned surplus until actually recovered from the reinsurers. North River reported negative earned surplus of $19.4 million at March 31, 2003 and, as a result, North River had no dividend capacity.

Earned surplus is generally increased by reported statutory net income. However, if reported statutory net income includes a benefit from retroactive reinsurance (losses ceded in excess of premiums paid), such benefit is included in earned surplus only to the extent it has been recovered from the reinsurer.

Additionally, further legislative proposals relating to dividend regulations may be enacted in New York or New Jersey which could place additional restrictions on our ability to pay dividends and the insurance commissioner of every state has broad authority to limit payments (dividends or otherwise) by domestic insurance companies if the insurance commissioner believes payments would leave the insurer in a hazardous financial condition. Moreover, some or all of the domiciliary states of our operating subsidiaries may adopt regulatory provisions more restrictive than the dividend payment controls currently in effect, which would further negatively impact our ability to meet our obligations under the notes. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources” and “Insurance regulatory matters— Regulation of dividends and other payments from our operating subsidiaries.”

Although, a portion of the net proceeds of the old notes are maintained in an interest escrow account that will provide funds sufficient to make the first four payments of interest on the notes, there can be no assurance that at the time the funds in the interest escrow account are exhausted our operating subsidiaries will be permitted to pay dividends to us in amounts sufficient to permit us to fulfill our obligations with respect to the notes. If this were to occur, our ability to make payments on the notes would be dependent on us being able to raise additional funds from public or private equity or debt financing and any such financing may not be available to us on acceptable terms or at all. Additionally, the indenture restricts our ability to incur additional indebtedness at any time when our subsidiaries are unable to pay dividends to us and the terms of our and Fairfax’s other indebtedness will contain restrictions on our ability to incur indebtedness. Furthermore, Fairfax may not be permitted or may be unwilling to invest additional amounts in our company. Many of the other factors described herein (including principally the need to increase our reserves in the future because of asbestos, environmental or other latent exposures) could adversely affect the ability of our insurance subsidiaries to pay dividends to us.

Fairfax will not have any obligation under the notes.

Fairfax is not an obligor or guarantor of our obligations under the notes and the indenture. Although we may borrow from Fairfax under certain circumstances to meet certain of our obligations under the notes or otherwise, we cannot assure you, and you should not assume that, Fairfax will be able to lend us amounts we seek to borrow from them from time to time. See “Certain relationships and related transactions— Borrowing from Fairfax.” Our ability to pay interest on the notes depends principally on our ability to receive dividends from our insurance subsidiaries, and our ability to pay the notes at maturity depends primarily on our ability to receive such dividends and on refinancing opportunities, if any, then available to us in capital markets. Currently, our insurance subsidiaries do not have, and we do not expect will have until 2004 at the earliest, the ability under applicable state laws to pay dividends.

Our debt could limit our flexibility, adversely affect our financial health and prevent us from making payments on the notes.

As of March 31, 2003, after giving effect to the note offering we had approximately $300.0 million of debt (which does not include insurance obligations of our operating subsidiaries or borrowings available under the Fairfax note).

Our debt could have important consequences to you. For example, it could:

•	make it difficult for us to satisfy our obligations with respect to the notes;

•	make us more vulnerable to general adverse economic and industry conditions;

•	raise concerns on the part of rating agencies if our financial results were to deteriorate;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of earnings to increase our insurance subsidiaries’ statutory surplus and underwriting capability and our cash flow for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include, among others, factors affecting the commercial property and casualty industry generally.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how quickly any such transaction could be completed, if at all.

We may incur substantial additional indebtedness in the future. Our incurrence of additional indebtedness would intensify the risks described above.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.

The notes indenture contains various restrictive covenants that limit our management’s discretion in operating our business. In particular, these covenants limit our ability to, among other things:

•	incur additional debt or guarantee obligations;

•	grant liens on assets;

•	pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments or acquisitions;

•	sell assets;

•	engage in transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

If we fail to comply with the restrictions in the notes indenture or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies.

The notes are effectively subordinated to all of the obligations of our insurance operating subsidiaries, including all of our liabilities with respect to insurance policies that we have written or write in the future, and any other subsidiary that does not guarantee the notes and guarantees.

None of our subsidiaries is a guarantor of the notes. Additionally, the indenture does not require subsidiaries we acquire in the future to guarantee the notes under certain circumstances, including if any such subsidiary is regulated as an insurance company under relevant state law. These non-guarantor subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans distributions or other payments. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of such assets, will be effectively subordinated to the claims of these subsidiaries’ creditors and to coverage claims under insurance policies written by these subsidiaries.

Federal and state statutes may allow courts to void the notes and any guaranties and require noteholders to return payments received from us or any guarantor or subordinate the notes to our or such guarantor’s other liabilities.

Creditors of any business are protected by fraudulent conveyance laws which differ among various jurisdictions, and these laws may apply to the assumption of the notes by us and any guarantees that are provided by our subsidiaries. Generally the notes or the guarantees could be voided by a court or subordinated to the claims of other creditors if a court were to determine:

•	that the obligations in respect thereof were incurred by us or our subsidiary with actual intent to hinder, delay or defraud any present or future creditor of us or the subsidiary, or

•	that we or the subsidiary did not receive fair consideration— or reasonably equivalent value— for issuing the notes or the guaranties, and we or the subsidiary

—	were insolvent, or rendered insolvent by reason of issuing the notes or the guaranty,

—	were engaged or about to engage in a business or transaction for which our or the subsidiary’s remaining assets constituted unreasonably small capital, or

—	intended to incur, or believed that we or it would incur, debts beyond our or its ability to pay as they matured.

Since the net proceeds from the note offering, other than amounts deposited into the interest escrow account, were distributed to Fairfax rather than being used in our and our subsidiaries’ businesses, a court might determine that we did not receive “fair consideration” or “reasonably equivalent value” for issuing the notes. If a court were to make this determination and were also to determine that one of the conditions identified in the last three bullet points above was met, the right to receive payments on the notes could be subordinated to our other obligations. Based upon financial and other information, we believe that the notes were incurred for proper purposes and in good faith and that we are and each subsidiary is solvent and were solvent immediately after the note offering was completed, we have sufficient capital for carrying on our business after such issuance and we will be able to pay our debts as they mature. We cannot assure you, however, that a court reviewing these matters would agree with us.

The rights of the trustee to foreclose upon the assets in the interest escrow account may be impaired by bankruptcy law.

The rights of the trustee under the indenture and the escrow agreement to foreclose upon and sell the assets in the interest escrow account upon the occurrence of an event of default on the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against Crum & Forster or one or more of its subsidiaries. Under applicable bankruptcy law, secured creditors such as the holders of the notes would be prohibited from foreclosing upon or disposing of a debtor’s property without prior bankruptcy court approval. See “Description of the notes— Escrow of proceeds— Interest escrow account.”

We may be unable to purchase your notes upon a change of control.

Upon the occurrence of specified “change of control” events, we will be required to offer to purchase your notes. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer, or might be prohibited from doing so under any Fairfax credit facility or other indebtedness of Fairfax or us. The occurrence of a change of control also could constitute an event of default under any Fairfax credit facility or the other indebtedness of Fairfax or us. See “Description of the notes— Change of Control.”

Certain covenants contained in the indenture are not applicable during any period in which the notes are rated investment grade by both Standard & Poor’s and Moody’s.

The indenture provides that certain covenants will not apply to us during any period in which the notes are rated investment grade by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to pay dividends, incur debt, and to enter into other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such rating. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade. See “Description of the notes— Suspension of covenants.”

Your ability to resell the notes may be limited by a number of factors; prices for the notes may be volatile.

The notes are a new class of our securities for which there currently is no established market, and we cannot assure you that any active or liquid trading market will develop for the notes, if any. We do not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price, depending on many factors, including among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your notes.

The original issue discount may limit your claims in certain circumstances.

If a bankruptcy case is commenced by or against us under the United States Bankruptcy Code of 1978, as amended, the claim of a holder of notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the original issue price of the notes and (ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute “unmatured interest.”

Exchange offer

Terms of the exchange offer

General

In connection with the issuance of the old notes, we entered into a registration rights agreement, dated June 5, 2003, with the initial purchasers of the old notes. The following contains a summary of the provisions of the registration rights agreement. It does not contain all of the information that may be important to an investor in the notes. We refer you to the registration rights agreement, which has been filed as an exhibit to this registration statement.

Under the registration rights agreement, we have agreed (1) to file with the SEC the registration statement of which this prospectus is a part with respect to a registered offer to exchange the old notes for the new notes and (2) to use reasonable best efforts to complete the exchange offer within 180 days after the date of our assumption of the old notes on June 30, 2003. We will keep the exchange offer open for the period required by applicable law, but in any event for at least 20 business days after the date notice of the exchange offer is mailed to holders of the old notes. The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy these requirements under the registration rights agreement.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is being sent to all holders as of                     , 2003. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under “—Conditions.”

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the new notes as it has in such no-action letters.

By tendering old notes in exchange for new notes and executing the letter of transmittal, each holder will represent to us that:

•	any new notes to be received by it will be acquired in the ordinary course of business;

•	it has no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

•	it is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of new notes. See “Plan of distribution.” Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of distribution.”

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of old notes who do not exchange their old notes for new notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration date; Extensions; Amendments; Termination

The expiration date shall be                     , 2003 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

We reserve the right:

•	to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the new notes

The new notes will accrue interest at the rate of 10 3/8% per annum from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor or, if no interest has been paid on such old note, from the issue date of such old note, provided, that if an old note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange therefor will accrue from the date of such interest payment date. Interest on the new notes is payable on June 15 and December 15, beginning on December 15, 2003. No additional interest will be paid on old notes tendered and accepted for exchange.

Procedures for tendering

To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

•	certificates of such old notes must be received by the exchange agent along with the applicable letter of transmittal; or

•	a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letter of transmittal and all other required documents is at the election and risk of the noteholders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued:

•	to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under “—Conditions,” to terminate the exchange offer;

•	to redeem old notes as a whole or in part at any time and from time to time, as described under “Description of the notes— Redemption— Optional redemption;” and

•	to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See “Plan of Distribution.”

Acceptance of old notes for exchange; Delivery of new notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date, and the new notes will be issued promptly after acceptance of the old notes. See “—Conditions.” For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent. For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the applicable book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such nonexchanged old notes will be returned promptly without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-entry transfer

The exchange agent has established an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging book-entry notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.

Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent’s account in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed delivery procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

(i) sets forth the name and address of the holder of old notes and the amount of old notes tendered;

(ii) states that the tender is being made thereby; and

(iii) guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

•	specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for tendering” and “—Book-entry transfer” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent as provided in the letter of transmittal.

Fees and expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of failure to exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

Use of proceeds

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange the old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expense of the exchange offer. No underwriter is being used in connection with the exchange offer.

Capitalization

The following table sets forth our capitalization at March 31, 2003. The “As Adjusted” column reflects our capitalization after giving effect to the issuance of the old notes and the application of the net proceeds by us. The “As Adjusted” column does not give effect to borrowings available under the Fairfax note. See “Certain relationships and related transactions— Borrowing from Fairfax.”

This table should be read in conjunction with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

	At March 31, 2003

		As
(dollars in thousands)	Actual	Adjusted

Old notes	$-	$290,955 [1]
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding (actual and as adjusted)	-	-
Additional paid-in capital	748,735	749,811
Accumulated other comprehensive income	17,717	17,717
Retained earnings	253,598	35,698

Total stockholder’s equity	1,020,050	803,226

Total capitalization	$1,020,050	$1,094,181

(1)	Aggregate principal amount of $300.0 million of the Company’s 10 3/8% Senior Notes due 2013, less original issue discount of $9.0 million.

Selected historical consolidated financial data

The table shown below presents our selected financial data for the five years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 as well as financial information at March 31, 2003 as adjusted to reflect the completion of the note offering. This financial information was prepared in accordance with GAAP. The GAAP statement of operations data for the years ended December 31, 1999, 2000, 2001 and 2002 and the GAAP balance sheet data at December 31, 1999, 2000, 2001 and 2002 were derived from Crum & Forster Holdings Corp.’s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The GAAP statement of operations data and balance sheet data relating to the periods January 1, 1998 through August 13, 1998 and August 14 through December 31, 1998 have been derived from our unaudited consolidated financial statements. The GAAP statement of operations data for the three months ended March 31, 2002 and 2003 and the GAAP balance sheet data as of March 31, 2003 were derived from our unaudited consolidated financial statements. The consolidated balance sheets at December 31, 2001 and 2002 and March 31, 2003, and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows for each of the three years ended December 31, 2002 and for the three months ended March 31, 2002 and 2003, and accompanying notes appear in this prospectus beginning at page F-1. Crum & Forster Holdings Corp.’s unaudited consolidated financial statements include all adjustments which in management’s opinion are normal recurring adjustments necessary for a fair statement of its financial position on such dates and the results of operations for those periods. The operating results for the three months ended March 31, 2003 are not necessarily indicative of the results of operations of Crum & Forster Holdings Corp. for the full year 2003 or any future periods. The combined statutory data has been derived from annual or quarterly statutory financial statements filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from GAAP.

The selected financial data presented below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus. The results for the period from January 1, 1998 through August 13, 1998 reflect the historical results of Crum & Forster prior to its acquisition by Fairfax. The results for the period from August 14, 1998 through December 31, 1998 reflect the results of Crum & Forster after it was acquired by Fairfax. The results for the year ended December 31, 2000 include the results for Seneca from August 31, 2000, the date of acquisition by Crum & Forster.

								Three Months
	Years Ended December 31,							Ended March 31,

	1998		1999	2000	2001	2002		2002		2003

		From and
	Through	After
(dollars in thousands)	August 13	August 14

GAAP STATEMENT OF OPERATIONS DATA:
Gross premiums written	$581,656	$294,766	$744,888	$661,061	$777,536	$898,368		$225,965		$265,518

Net premiums written	$523,158	$255,270	$599,138	$487,731	$541,473	$669,473		$175,504		$208,559

Net premiums earned	$553,255	$307,451	$679,649	$503,974	$500,175	$609,512		$149,980		$171,838
Net investment income	111,003	70,588	157,711	142,586	119,171	113,840		27,499		22,810
Net realized investment gains (losses)	4,072	110,950	(7,103)	224	(5,358)	41,485		47		50,197
Other income, net	1,341	6,958	9,041	6,305	4,321	16,150		153		275

Total revenues	669,671	495,947	839,298	653,089	618,309	780,987		177,679		245,120

Losses and loss adjustment expenses	684,736	230,565	556,864	378,945	599,181	463,458		109,454		119,728
Acquisition costs	109,360	42,083	109,411	91,918	67,327	76,329		22,476		21,919
Other underwriting expenses	93,100	48,107	115,709	113,558	119,358	118,153		30,389		30,567
Dividends to policyholders	6,317	8,448	10,709	5,991	2,493	(3,000)		-		(3,000)

Total losses and expenses	893,513	329,203	792,693	590,412	788,359	654,940		162,319		169,214

Income (loss) before income taxes	(223,842)	166,744	46,605	62,677	(170,050)	126,047		15,360		75,906
Income tax expense (benefit)	(78,438)	55,579	10,130	(8,903)	(63,541)	43,136		5,271		26,074

Income (loss) before cumulative effect of a change in accounting principle	(145,404)	111,165	36,475	71,580	(106,509)	82,911		10,089		49,832
Cumulative effect of a change in accounting principle	-	-	-	-	-	64,809	[1]	64,809	[1]	-

Net income (loss)	$(145,404)	$111,165	$36,475	$71,580	$(106,509)	$147,720		$74,898		$49,832

	At December 31,					At March 31, 2003

(dollars in thousands)	1998	1999	2000	2001	2002	Actual	As Adjusted[2]

GAAP BALANCE SHEET DATA:
Total investments (including cash and cash equivalents)	$3,274,279	$2,656,239	$2,517,033	$2,280,092	$2,422,590	$2,505,029	$2,505,029
Total assets	5,093,691	4,731,003	4,795,672	5,147,959	5,138,787	5,162,662	5,236,793
Unpaid losses and loss adjustment expenses	3,597,341	3,492,436	3,306,741	3,423,793	3,225,921	3,197,201	3,197,201
Long term debt	-	-	-	-	-	-	290,955	[3]
Stockholder’s equity	773,842	585,852	801,492	719,605	979,164	1,020,050	803,226

							Three Months
	Years Ended December 31,						Ended March 31,

	1998		1999	2000	2001	2002	2002	2003

		From and
	Through	After
	August 13	August 14

SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:
Loss and loss adjustment expense ratio	123.8%	75.0%	81.9%	75.2%	119.8%	76.0%	73.0%	69.7%
Underwriting expense ratio	36.6	29.3	33.1	40.8	37.3	31.9	35.2	30.5
Dividend ratio	1.1	2.8	1.6	1.2	0.5	(0.5)	0.0	(1.7)

Combined ratio	161.5%	107.1%	116.6%	117.2%	157.6%	107.4%	108.2%	98.5%
Ratio of earnings to fixed charges[4]	[5]	103.4	6.2	6.2	[6]	6.5	3.3	17.5

						Three Months
	Years Ended December 31,					Ended March 31,

(dollars in thousands)	1998	1999	2000	2001	2002	2002	2003

SELECTED COMBINED STATUTORY DATA:
Loss and loss adjustment expense ratio	104.1%	93.7%	95.8%	142.1%	77.3%	69.8%	69.3%
Underwriting expense ratio	37.7	41.6	42.8	36.9	31.2	30.1	26.8
Dividend ratio	1.3	1.0	1.5	1.0	0.3	0.3	0.0

Combined ratio	143.1%	136.3%	140.1%	180.0%	108.8%	100.2%	96.1%

Policyholders’ surplus	$734,933	$689,601	$769,483	$708,388	$856,393	$732,330	$929,221
Ratio of net premiums written to surplus	1.06x	0.87x	0.66x	0.77x	0.78x	0.76x7	0.75x7

(1)	Represents remaining unamortized negative goodwill resulting from our acquisition by Fairfax in 1998.

(2)	“As Adjusted” GAAP data reflects our financial information after giving effect to the issuance of the notes and the application of the net proceeds by us, including the payment of a dividend of approximately $217.9 million to Fairfax. See “Use of proceeds.” Under GAAP, the expenses of the offering will be deferred and amortized to interest expense over the term of the notes.

(3)	Aggregate principal amount of $300.0 million of the Company’s 10 3/8% Senior Notes due 2013, less original issue discount of $9.0 million. Does not give effect to borrowings available under the Fairfax note. See “Certain relationships and related transactions— Borrowing from Fairfax.”

(4)	For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes, adjusted for undistributed income (loss) from equity investments and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense.

(5)	Due to our loss in the period ended August 13, 1998, the ratio coverage was less than 1:1. Additional earnings of $223.8 million would have achieved a coverage ratio of 1:1.

(6)	Due to our loss in the period ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170.1 million would have achieved a coverage ratio of 1:1.

(7)	The ratios reflect the twelve months ended March 31, 2002 and 2003 for purposes of comparison to annual periods.

Management’s discussion and analysis

of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. Certain information contained in “Management’s discussion and analysis of financial condition and results of operations” constitutes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under “Risk factors,” “Business—Reserves,” “Business—Investments” and elsewhere in this prospectus.

Overview

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. Operating through our home office and regional branch network, we write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial auto and surety. We conduct business through approximately 1,000 producers located throughout the United States.

The property and casualty industry is cyclical and influenced by many factors, including price, coverage and capacity competition, economic conditions, natural and man-made disasters, interest rates and changes in law and regulations. Throughout the 1990s and into 2000, the industry was characterized by excess capacity, which resulted in highly competitive market conditions, as evidenced by declining premium rates, poor underwriting results and declining cash flow. In response to the effects of prolonged soft market conditions, capacity was withdrawn from the market. Commencing in mid-2000, insurers began to achieve significant rate increases and improved terms and conditions. We believe that during 2002 and continuing into 2003, commercial property and casualty insurers generally experienced price increases of approximately 10% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. Certain classes of business, such as umbrella, directors’ and officers’ liability and construction risks, recently reported price increases in the 30% to 50% range. These rate increases have attracted additional capacity into the market, further increasing competition, particularly for property risks where price increases have abated and capacity has expanded dramatically.

We have experienced significant price increases in 2002 and early 2003. While conditions in the insurance market, such as continuing consolidation among leading insurance firms and increased competition, have lead to pricing pressure, particularly with respect to property risks, we expect the improved pricing and terms to continue throughout 2003.

Operating company management initiatives

We have made significant changes to the management and operations of the Crum & Forster companies acquired by Fairfax in August 1998. In the fourth quarter of 1999, we appointed a proven senior management team to our operating companies, led by Bruce Esselborn, which made a number of significant changes designed to increase our profitability and competitive position. These changes include redesigning our underwriting and pricing strategies, expanding our distribution network and implementing a disciplined expense management culture. In addition, in August 2000, we acquired Seneca, a specialty insurer focused on non-commodity lines of business.

Underwriting initiatives

We have taken a number of actions designed to improve underwriting profitability at the Crum & Forster companies acquired in 1998. These actions resulted in a significant improvement in our accident year loss and LAE ratio from 113.8% in 1999 to 68.9% in 2002. Accident year refers to the accounting period in which insured events occurred, regardless of when the related claims are actually reported, recorded or paid. We believe that an accident year is the most indicative measure of the underlying profitability of the business earned in that period. The actions include:

•	centralized underwriting operations to provide a high degree of home office control over underwriting and claims;

•	realigned our operating structure to emphasize product line experience and expertise. Hired experienced underwriting product line executives aligned with our targeted classes of business and production sources. In addition, we hired approximately 88 of our current underwriters, representing 67% of the entire underwriting staff, since the arrival of our new operating company management team;

•	enhanced our price monitoring systems to provide us with increased control over pricing and profitability. In addition, we adjusted our pricing models to emphasize a targeted combined ratio, without regard to the imputed benefit of investment income;

•	increased renewal prices by approximately 11%, on average, in 2000 and achieved additional average price increases of approximately 17% and 24% in 2001 and 2002, respectively. In both years we experienced price increases across all of our lines of business. Umbrella and workers’ compensation experienced above average increases of 53% and 27%, respectively, in 2002. Renewal prices increased an additional 14%, on average, in the three months ended March 31, 2003;

•	emphasized classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which resulted in an increase in our average premiums per policy from approximately $20,000 in 1999 to $108,000 in 2002. The average direct premiums written per policy, excluding surety bonds, is summarized below for the periods indicated:

	Years Ended December 31,

	1999		2002

	Policy	Average	Policy	Average
	Count	Per Policy	Count	Per Policy

General liability	10,601	$10,877	2,822	$61,120
Workers’ compensation	3,474	33,882	666	241,659
Property	2,931	10,721	1,554	143,927
Commercial automobile	7,444	19,927	1,018	107,328
Commercial multi-peril	8,340	28,324	166	54,380

Total	32,790	$19,792	6,226	$108,477

•	restructured our reinsurance program to reduce our net retentions to a maximum of $3 million on casualty lines and $2 million on property lines, and reduced our gross policy limits, particularly in property; and

•	discontinued unprofitable classes of business, including large fleet long haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written, or 34%, of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points of our loss and LAE ratio in 2000 and significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999.

Distribution initiatives

We have taken a number of actions designed to improve the distribution network at the Crum & Forster companies acquired in 1998. We evaluated the profitability and productivity of our producer relationships. Consistent with our strategy to write larger risks which benefit from individual risk underwriting and provide expense benefits, we have grown the portion of our business from national brokers and wholesale brokers. The actions include:

•	diversified our distribution by appointing 666 new producers and entering into new arrangements with national brokers and wholesale brokers, in each case, aligned with our targeted classes of business and types of insureds;

•	adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions contributed to a reduction of our gross commissions expense (as a percentage of gross premiums written) of 5.0 percentage points from 1999 to 2002;

•	more than doubled our new business production since 2000, with approximately 55% of 2002 new business written by producers who were appointed since January 1, 2000; and

•	increased production from national brokers and wholesale brokers from 20.4% of total gross premiums written in 1999 to 61.1% in 2002.

Expense initiatives

We have taken a number of actions designed to decrease expenses at the Crum & Forster companies acquired in 1998. We have created a disciplined expense management culture to improve operating efficiencies. We carefully analyzed our cost structure and implemented new strategies to reduce operating expenses, including:

•	reduced our number of employees by 36% from 1,357 at December 31, 1999, to 875 at March 31, 2003, and correspondingly reduced our payroll by 24%;

•	increased our productivity as measured by gross premiums per employee from approximately $549,000 in 1999 to approximately $889,000 in 2002, or 62%; and

•	reduced our information technology annual expense level in 2002 by a total of $11 million, or 28%, compared to 1999, while improving functionality.

Seneca acquisition

In August 2000, we acquired Seneca, which provides specialty coverages such as non-standard property in inner city markets, inland marine, boiler and machinery, bail bonds and environmental liability. Selected statutory data of Seneca for the three years ended December 31, 2002, which include periods prior to its acquisition by us, and the three months ended March 31, 2002 and 2003 are summarized as follows:

				Three Months
	Years Ended December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Gross premiums written	$59.9	$77.7	$106.0	$27.6	$27.7

Loss and LAE ratio	60.0%	51.4%	51.0%	49.8%	48.8%
Underwriting expense ratio	40.9	39.6	37.6	34.3	38.0

Combined ratio	100.9%	91.0%	88.6%	84.1%	86.8%

Results of operations

The components of our net income (loss) for the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 are summarized as follows:

				Three Months
	Years Ended December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Gross premiums written	$661.1	$777.5	$898.4	$226.0	$265.5

Underwriting income (loss)	$(86.4)	$(288.2)	$(45.5)	$(12.3)	$2.6
Net investment income	142.6	119.2	113.8	27.5	22.8
Net realized investment gains (losses)	0.2	(5.4)	41.5	0.0	50.2

Other income, net	6.3	4.3	16.2	0.2	0.3

Income (loss) before income taxes	62.7	(170.1)	126.0	15.4	75.9
Income tax expense (benefit)	(8.9)	(63.6)	43.1	5.3	26.1

Income (loss) before cumulative effect of a change in accounting principle	71.6	(106.5)	82.9	10.1	49.8
Cumulative effect of a change in accounting principle, net of tax	-	-	64.8	64.8	-

Net income (loss)	$71.6	$(106.5)	$147.7	$74.9	$49.8

Net income for the three months ended March 31, 2002 included $64.8 million of income arising from a change in accounting principle pursuant to which we wrote off the unamortized balance of our negative goodwill. Earnings before the change in accounting principle improved in the first quarter of 2003 compared to the corresponding 2002 period due to improved underwriting results and substantial net realized investment gains.

Net income in 2001 was affected by $183.1 million of adverse development of prior years’ loss and LAE reserves. In 2002, our underwriting results improved substantially, we realized $41.5 million of pre-tax investment gains and we recognized $18.4 million of one-time other income related to termination of our home office lease effective December 31, 2002.

Underwriting results

Underwriting results for the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 are summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Gross premiums written	$661.1	$777.5	$898.4	$226.0	$265.5

Net premiums written	$487.7	$541.5	$669.5	$175.5	$208.6
Net premiums earned	$504.0	$500.2	$609.5	$150.0	$171.8
Losses and LAE	378.9	599.2	463.5	109.4	119.7
Acquisition costs	91.9	67.3	76.3	22.5	21.9
Other underwriting expenses	113.6	119.4	118.2	30.4	30.6
Dividends to policyholders	6.0	2.5	(3.0)	-	(3.0)

Underwriting income (loss)	$(86.4)	$(288.2)	$(45.5)	$(12.3)	$2.6

Loss and LAE ratio	75.2%	119.8%	76.0%	73.0%	69.7%
Underwriting expense ratio	40.8	37.3	31.9	35.2	30.5
Dividend ratio	1.2	0.5	(0.5)	0.0	(1.7)

Combined ratio	117.2%	157.6%	107.4%	108.2%	98.5%

COMBINED RATIO:
Crum & Forster excluding Seneca	117.8%	164.2%	109.5%	110.3%	99.6%
Seneca	94.7	94.7	90.9	89.6	89.1

For the three months ended March 31, 2003, we realized underwriting income of $2.6 million compared to an underwriting loss of $12.3 million for the three months ended March 31, 2002. The improvement was due in part to the cession in the 2002 period of $8.6 million of premiums (and no losses) under our corporate aggregate reinsurance contract for accident year 2002.

We experienced underwriting losses of $86.4 million, $288.2 million and $45.5 million in 2000, 2001 and 2002, respectively. Our 2002 underwriting results benefited particularly from a 20 percentage point improvement over 2001 in the loss and LAE ratio of our property book, our largest line of business. The substantial loss in 2001 was principally the result of adverse development of prior years’ loss and LAE reserves of approximately $183.1 million. In 2001, we significantly increased reserves for our general liability, workers’ compensation, commercial auto liability and commercial multi-peril lines of business, principally in respect of accident years 1997 through 2000. The reserve increases recognized in 2001 primarily reflected the deterioration of loss experience on policies written during 1997 through 1999, the final years of the industry-wide soft market. During those years, competitive market pressures and other factors resulted in less disciplined risk selection and inadequate pricing across several of our lines of business.

Our corporate aggregate reinsurance provides either current accident year protection on a prospective basis or adverse development protection related to prior accident years on a retroactive basis. Coverage under these contracts is generally triggered when our loss ratio for the subject period exceeds a specified level or when reserves in respect of all periods prior to a certain date exceed a stated amount. We cede losses and LAE to our reinsurers in excess of those specified levels or amounts, along with the related written and earned premiums. We will recover the ceded losses and LAE from our reinsurers as we settle the related claims, which may occur over several years. These contracts may provide for future payments to be made by us when we make claims under such policies, and generally provide that interest expense is charged to us, for the benefit of the reinsurers, on any premiums withheld by us. Interest rates specified in these contracts are 7.0% to 7.5%.

We purchase reinsurance to limit our exposure to loss from any one claim or occurrence, from aggregate loss experience for an accident year that exceeds an amount we are willing to accept, and from adverse development of prior years’ loss and LAE reserves. Reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience net of the effect of this reinsurance is generally consistent with the underlying gross loss experience. Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years’ loss and LAE reserves, such as our corporate aggregate reinsurance described in the paragraph above, may affect significantly the reported loss experience for a given period in amounts or directions which are not consistent with the loss experience of the underlying policies. The prices paid for our corporate aggregate reinsurance may also affect our underwriting expense ratio by reducing the net premiums upon which the ratio is calculated.

The impact of our corporate aggregate reinsurance on calendar year or quarter combined ratios is summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Combined ratio as reported	117.2%	157.6%	107.4%	108.2%	98.5%
Plus (minus) impact of:
Net (premium) loss cessions	31.2	27.0	(5.5)	(5.9)	-
Amortization of deferred gain on retroactive reinsurance	-	-	1.4	1.3	1.2

Combined ratio excluding impact of corporate aggregate reinsurance	148.4%	184.6%	103.3%	103.6%	99.7%

The impact of our corporate aggregate reinsurance on income (loss) before income taxes is summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Ceded losses and LAE	$251.8	$255.6	$8.3	$1.9	$2.2
Less:
Ceded premiums written and earned	63.7	65.4	32.3	8.6	-
Other expenses	8.8	14.4	17.4	4.6	3.8

Net increase (decrease) in income (loss) before income taxes	$179.3	$175.8	$(41.4)	$(11.3)	$(1.6)

We have not purchased, and do not intend to purchase, any corporate aggregate reinsurance to protect us from losses on premiums earned in 2003.

Gross premiums written

Our gross premiums written by line of business for the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 are summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

General liability	$135.7	$204.0	$215.7	$45.8	$65.0
Workers’ compensation	145.3	171.5	205.6	60.0	60.3
Property	44.7	159.1	270.2	58.6	76.6
Commercial automobile	110.6	122.4	131.6	42.7	45.8
Commercial multi-peril	214.4	97.7	49.7	13.2	10.0
Surety	10.4	22.8	25.6	5.7	7.8

Total	$661.1	$777.5	$898.4	$226.0	$265.5

Gross premiums written by Crum & Forster and Seneca as reflected in our results in the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 are summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Crum & Forster, excluding Seneca	$641.3	$699.8	$792.4	$198.4	$237.8
Seneca	19.8	77.7	106.0	27.6	27.7

Total	$661.1	$777.5	$898.4	$226.0	$265.5

For the three months ended March 31, 2003, we generated gross premiums written of $265.5 million representing an increase of $39.5 million, or 17.5%, over the three months ended March 31, 2002. The growth in gross premiums written was primarily due to the combined impact of an increase in our renewal retention level of 24 percentage points, price increases on renewal policies of 14% and an increase in new business of 7.5%.

Gross premiums written increased by $116.4 million, or 17.6%, in 2001 and increased by $120.9 million, or 15.5%, in 2002. In 2001, excluding the impact of the acquisition of Seneca on the 2001 growth rate, gross premiums written increased by $58.5 million, or 9.1% primarily due to price increases which averaged 17%. In 2002, gross premiums written increased due to an average price increase of 24% and new business growth of 11%.

The growth for all periods in new business was attributable to an increased emphasis on larger premium accounts and expansion into new classes of business, which included directors’ and officers’ liability, surety and excess and surplus lines. The expansion of our distribution force also contributed to the growth. These positive effects on gross premiums written were partially offset by lower retention ratios, which were influenced by the implementation of a refocused underwriting philosophy upon the arrival of Bruce Esselborn in late 1999. Increased underwriting discipline resulted in a decline in our retention rates from 51% in 2000 to 44% in 2001 and 42% in 2002.

Highlights of our gross premiums written by line follow.

For the three months ended March 31, 2003, general liability gross premiums written increased by $19.2 million, or 41.9% over the three months ended March 31, 2002. General liability gross premiums written increased 50.3% in 2001 and 5.7% in 2002. This growth is attributable primarily to business from wholesale brokers and national brokers underwritten within the home office, the acquisition of Seneca and, in 2001, $24 million from retrospective premiums related to expired policies.

For the three months ended March 31, 2003, workers’ compensation gross premiums written increased by $0.3 million, or 0.5%, over the three months ended March 31, 2002. Workers’ compensation gross premiums written increased 18.0% in 2001 and 19.9% in 2002, as we increased our emphasis on large loss rated policies, written on either a guaranteed cost or loss sensitive basis.

For the three months ended March 31, 2003, property gross premiums written increased by $18.0 million, or 30.7%, over the three months ended March 31, 2002, partially due to the unbundling of property coverage discussed below and a more positive pricing environment for the line of business. Property gross premiums written increased 255.9% in 2001 and 69.8% in 2002. The significant increase in 2001 was due to the combined impact of unbundling these coverages as part of the commercial multi-peril line of business and Seneca’s contribution of property gross written premiums, which increased from $5.3 million in 2000 to $22.3 million in 2001 to $36.6 million in 2002. Much of the growth in this line in 2001 and 2002 also came from targeted excess property policies.

For the three months ended March 31, 2003, commercial automobile gross premiums written increased by $3.1 million, or 7.3%, over the three months ended March 31, 2002, primarily due to improved pricing on this line. Commercial automobile gross premiums written increased 10.7% in 2001 and 7.5% in 2002. In 2000, we had significantly limited or eliminated the writing of selected classes of commercial auto, including large fleet long haul trucking and taxis and limousines. The increases in 2001 and 2002 reflects improved pricing on the selected automobile classes we chose to write.

For the three months ended March 31, 2003, commercial multi-peril gross premiums written decreased by $3.2 million, or 24.2%, over the three months ended March 31, 2002, due to our significant de-emphasis of this line. Commercial multi-peril gross premiums written declined 54.4% in 2001 and 49.1% in 2002. We intentionally wrote less commercial multi-peril business in 2000 through 2002 as we have emphasized writing property and liability coverages separately for larger accounts and eliminated the use of this form for higher hazard grades. The commercial multi-peril form is best suited to smaller commercial risks, the sector targeted by Seneca, which represents 70.6% of our 2002 gross premiums written in this line of business.

For the three months ended March 31, 2003, surety gross premiums written increased by $2.1 million, or 36.8%, over the three months ended March 31, 2002. Surety gross premiums written increased by 119.2% in 2001 and 12.3% in 2002, primarily as a result of the expansion of our contract surety business.

Net premiums written

Our net premiums written by line of business for the three years ended December 31, 2002 and the three months ended March 31, 2001 and 2002 are summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

General liability	$81.3	$106.6	$138.4	$30.7	$43.5
Workers’ compensation	125.2	149.0	174.2	52.5	59.5
Property	31.3	117.9	192.7	43.4	52.8
Commercial automobile	87.8	102.6	113.5	38.9	40.9
Commercial multi-peril	155.2	52.0	35.6	6.5	7.5
Surety	6.9	13.4	15.1	3.5	4.4

Total	$487.7	$541.5	$669.5	$175.5	$208.6

For the three months ended March 31, 2003, net premiums written (before deducting ceded premiums related to our corporate aggregate reinsurance of $8.6 million in 2002) increased by $24.5 million, or 13.3%, over the three months ended March 31, 2002. Net premiums written increased by $53.8 million, or 11.0%, in 2001 followed by an increase of $128.0 million, or 23.6%, in 2002. The increase in net premiums written were generally in line with the growth in gross premiums written.

Net premiums earned

For the three months ended March 31, 2003, net premiums earned (before deducting ceded premiums related to our corporate aggregate reinsurance of $8.6 million in 2002) increased by $13.2 million, or 8.3% over the three months ended March 31, 2002. Net premiums earned reflect the amount of net premiums written applicable to the portion of the policy term that expires in a given period. We generally earn premiums on a pro rata basis over the period in which the coverages are provided. Net premiums earned decreased by $3.8 million, or 0.8%, in 2001 and increased by $109.3 million, or 21.9%, in 2002.

Losses and LAE

The table below displays the loss and LAE ratios before and after giving effect to our corporate aggregate reinsurance, and also shows the effect of reserve development on the loss and LAE ratios. Specifically, the calendar year ratios before the impact of corporate aggregate reinsurance represents what the reported loss and LAE ratios would have been without the ceded premium and ceded losses and LAE related to our corporate aggregate reinsurance.

	Years Ended December 31,

	2000	2001	2002

Loss and LAE ratios	75.2%	119.8%	76.0%
Impact of corporate aggregate reinsurance	35.9	31.3	(2.5)

Calendar year ratios before impact of corporate aggregate reinsurance	111.1%	151.1%	73.5%
Accident year loss and LAE ratios as of December 31, 2002	92.7	81.3	68.9

Our accident year loss and LAE ratios as estimated as of December 31, 2002 by line of business, without giving effect to our corporate aggregate reinsurance, are summarized as follows:

	2000	2001	2002

General liability	94.3%	86.0%	73.5%
Workers’ compensation	102.7	87.8	92.2
Property	44.4	57.7	37.5
Commercial automobile	106.4	79.9	74.2
Commercial multi-peril	88.1	84.3	61.6
Surety	31.0	44.5	50.3
Accident year loss and LAE ratio	92.7%	81.3%	68.9%

Our accident year loss and LAE ratio improved from 92.7% in 2000 to 81.3% in 2001 and to 68.9% in 2002 without giving effect to our corporate aggregate reinsurance. This improvement reflects the impact of our underwriting actions, as well as improved pricing conditions over the last three years.

The general liability loss ratio improvement of approximately 21 percentage points since accident year 2000 is the result of substantial underwriting actions to eliminate unprofitable classes of business such as New York contractor business. In addition this line of business has experienced substantial price increases over this two year period.

Similar underwriting actions coupled with substantial price increases improved the workers’ compensation loss ratio by 10.5 percentage points from 2000 to 2002.

The property loss ratio reflects improved pricing and underwriting, better attention to catastrophe management, and relatively uneventful catastrophe seasons during the past several years, with the exception of the September 11, 2001 claims. Our 2002 underwriting results benefited particularly from the 20 percentage point improvement in the loss and LAE ratio of this book from accident year 2001, our largest line of business.

Commercial automobile loss ratio improvements reflect the effects of the runoff of several highly unprofitable classes of business written in policy years 1997 to 2000. These classes included passenger transit, trucking and automobile dealers. Strong pricing and rigorous re-underwriting resulted in an improvement in this loss ratio of over 30 percentage points since accident year 2000.

The commercial multi-peril loss ratio reflects the impact of substantial unbundling of property and liability coverages and re-underwriting.

Our individual risk underwriting approach and more profitable mix of business further contributed to the loss and LAE ratio improvement, as did the inclusion of the results of Seneca, which had loss and LAE ratios for 2000, 2001 and 2002 of 54.7%, 51.3%, and 50.8%, respectively. Improved market conditions enabled us to obtain renewal price increases of approximately 11% in 2000, 17% in 2001, and 24% in 2002. Price increases were greater than 15% in each line in 2002, with general liability experiencing a 34% increase.

Underwriting expenses

Underwriting expenses are comprised of acquisition costs and other underwriting expenses. Acquisition costs are composed principally of commissions paid to producers and premium taxes. Other underwriting expenses consist of all other operating expenses associated with our underwriting activities and include salaries and benefits, information technology and rent. Our reported underwriting expense ratios have been adversely affected by corporate aggregate reinsurance. We believe an analysis of our underwriting expenses without giving effect to our corporate aggregate reinsurance more accurately reflects the impact of our expense reduction efforts and we analyze our underwriting expenses on that basis below. The table below displays our underwriting expense ratios in the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Underwriting expense ratio	40.8%	37.3%	31.9%	35.2%	30.5%
Underwriting expense ratio, as adjusted	36.2	33.0	30.3	33.3	30.5

For the three months ended March 31, our acquisition expense ratio, as adjusted, declined from 14.2% in 2002 to 12.7% in 2003 due to continued reductions in producer compensation. The acquisition expense ratio, as adjusted, declined from 16.2% in 2000 to 11.9% in 2001 and 2002. These improvements were attributable to reduced direct commissions paid to producers of approximately three percentage points and increased ceding commissions from reinsurers, primarily on the property and umbrella lines.

For the three months ended March 31, 2003, our other underwriting expense ratio, as adjusted, declined to 17.8% from 19.1% in 2002 due to an increase in net premiums earned. Our other underwriting expense ratio, as adjusted, increased from 20.0% in 2000 to 21.1% in 2001, followed by a decline to 18.4% in 2002.

Dividends to policyholders

For the three months ended March 31, 2003, our dividends to policyholders ratio was (1.7)% compared to zero for the three months ended March 31, 2002. Dividends to policyholders decreased by $3.5 million from $6.0 million in 2000 to $2.5 million in 2001, as compared to income of $3.0 million in 2002. The dividends to policyholders ratio, dividends to policyholders expressed as a percentage of earned premium, declined from 1.2% for the year ended December 31, 2000 to 0.5% for the year ended December 31, 2001 and to (0.5)% for the year ended December 31, 2002. The lower dividends to policyholder ratio reflects our decision in early 2000 to substantially eliminate participating workers’ compensation policies and the release of redundant policyholder dividend reserves in 2002 and the first quarter of 2003.

Investment results

Information on investment results for the three years ended December 31, 2002 and the three months ended March 31, 2002 and 2003 is summarized as follows:

	Years Ended			Three Months
	December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Average investments, including cash and cash equivalents, at book value	$2,853.2	$2,540.6	$2,393.5	$2,493.1	$2,436.7
Net investment income	$142.6	$119.2	$113.8	$27.5	$22.8
Gross investment yield	5.5%	5.5%	5.8%	5.4%	5.4%
Net investment yield	5.0%	4.7%	4.8%	4.5%	4.5%

Our net investment income was $27.5 million and $22.8 million for the three months ended March 31, 2002 and 2003, respectively. The decrease in net investment income of $4.7 million, or 17.1%, was primarily the result of a decline in average invested assets due to maturing claim payments. Our net investment income was $142.6 million, $119.2 million and $113.8 million in 2000, 2001 and 2002, respectively. The decrease in net investment income of $23.4 million, or 16.4%, in 2001 was due to the combined impact of a lower level of average invested assets of approximately $312.6 million, driven by maturing claim payments, and a lower net investment yield. A further decrease in net investment income of $5.4 million, or 4.5%, occurred in 2002. This decrease in net investment income was due to the decline in average invested assets of approximately $147.1 million, which was driven by maturing claim payments, partially offset by a slightly higher net investment yield. The net investment yield over the three year period was affected by interest charged on funds withheld from reinsurers under our corporate aggregate reinsurance contracts.

For the three months ended March 31, 2003, net realized investment gains were $50.2 million, substantially all of which arose from disposition of fixed income securities due to favorable fixed income market conditions. Net realized investment losses in 2001 of $5.4 million principally related to the other than temporary decline in a single security. Net realized investment gains were $41.5 million in 2002 again due to favorable markets for fixed income securities.

Other income

Other income, net increased by $0.1 million from $0.2 million for the three months ended March 31, 2002 to $0.3 million for the three months ended March 31, 2003. For the years ending December 31, other income, net decreased by $2.0 million from $6.3 million in 2000 to $4.3 million in 2001, followed by an increase of $11.9 million to $16.2 million in 2002. Other income, net for 2002 includes $18.4 million recognized in conjunction with the termination of the lease on our home office in Morristown, NJ (a new lease of this facility was subsequently entered into). The $18.4 million related to a fair value rent adjustment recorded at the date we were acquired by Fairfax. For the years ended December 31, 2001 and 2000, the principal component of other income is negative goodwill amortization of $9.8 million recorded in each of these years. Other income in 2001 included $4.0 million in employee severance costs, and for 2000 included a one-time charge of $3.1 million arising from the termination of an information technology outsourcing contract.

Income tax expense (benefit)

The effective tax rate (income tax expense (benefit) divided by income (loss) before income taxes) approximated the federal statutory income tax rate of 35% for the three months ended March 31, 2002 and 2003 and for the year ended December 31, 2002. In 2000, the effective tax rate was (14.2%) due to a current tax benefit of $26.3 million related to resolution of the deductibility of certain reinsurance premiums. In 2001, the effective tax rate was (37.4%) due to negative goodwill amortization.

Quarterly results of operations

Our quarterly results of operations for 2002 are summarized as follows:

	First	Second	Third	Fourth
(dollars in millions)	Quarter	Quarter	Quarter	Quarter

Gross premiums written	$226.0	$216.5	$227.8	$228.1

Underwriting loss	(12.3)	(17.8)	(8.3)	(7.1)
Net investment income	27.5	26.3	30.5	29.5
Net realized investment gains	—	1.4	33.5	6.6
Other income (expense), net	0.2	0.1	(2.6)	18.5

Income before income taxes	15.4	10.0	53.1	47.5
Income tax expense	5.3	3.0	18.7	16.1

Net income before cumulative effect of a change in accounting principle	$10.1	$7.0	$34.4	$31.4

Combined ratio	108.2%	112.3%	105.4%	104.3%

Liquidity and capital resources

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short and long term cash requirements of our business operations.

Holding company

As a holding company with no direct operations, Crum & Forster’s assets consist primarily of its investments in the capital stock of its insurance subsidiaries. Our ability to satisfy our obligations, including interest and principal on the notes in the future, is primarily dependent on the dividend paying capacity of such subsidiaries. State insurance laws restrict the amount of shareholder dividends insurance companies may pay without prior approval of regulatory authorities. Our insurance subsidiaries are currently not permitted to pay shareholder dividends without prior regulatory approval and are not expected to be so permitted until 2004, at the earliest. The ability of our insurance subsidiaries to pay dividends depends, among other things, on such subsidiaries having positive statutory earned surplus. Our principal insurance subsidiaries each have negative statutory earned surplus at March 31, 2003. See “Risk factors— Risks relating to the notes.”

The agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax, with certain exceptions, from allowing us to borrow money or take certain other actions. Although Crum & Forster is not a party to the Fairfax credit facility, it is expected, and should be assumed, that Fairfax will not permit Crum & Forster to borrow additional funds unless we are permitted to do so pursuant to the Fairfax credit facility. This affects our ability to incur debt pursuant to bank loans or to raise funds in the capital markets. US Fire, CF Indemnity and CF Underwriters have each entered into a securities repurchase agreement which allows these companies to raise funds through repurchase arrangements with Fairfax. Under these agreements, US Fire may raise a maximum of $100.0 million at any one time and CF Indemnity and CF Underwriters are limited to $5.0 million each.

Operating insurance subsidiaries

At our insurance subsidiaries, cash provided by operating activities primarily consists of premium collections, reinsurance recoveries, investment income and income tax receipts. Cash provided from these sources is generally used for payment of losses and LAE, acquisition costs, operating expenses, ceded reinsurance premiums, income taxes and dividends, when permitted.

Cash used in operating activities, net amounted to $404.0 million, $286.2 million and $109.3 million for 2000, 2001 and 2002, respectively. Cash used in operating activities improved in 2001 and 2002 as a result of increased premium collections and reduced claim payments. Net premiums written increased by $128.0 million in 2002 compared to 2001 and loss and LAE payments decreased by $246.9 million in 2002 compared to 2001.

Total cash provided by investing activities during 2000, 2001 and 2002 was $411.3 million, $461.5 million and $44.5 million, respectively. In 2002, we sold investments to take advantage of favorable market conditions, generating approximately $41.5 million in net realized gains, and we continue to maintain a highly liquid position with cash and cash equivalents of $209.1 million at December 31, 2002.

Net cash provided by financing activities was $2.7 million, $9.1 million and $0.3 million for 2000, 2001 and 2002, respectively. A capital contribution of $0.3 million was received from Fairfax in 2002 and no shareholder dividends were paid.

Consistent with our disciplined underwriting strategy, we have aggressively re-underwritten our book of business since 1999, resulting in a decline in premium levels in recent years compared to the years prior to our acquisition by Fairfax. As a result of making claim payments related to years in which we wrote considerably more business, we have experienced negative cash flow from operations in each of the last three years. Our subsidiaries have funded these operating activities by selling selected securities in their existing portfolios in an orderly fashion, relying on maturing investments and opportunities to liquidate securities without any, or with minimal, loss. We also had cash and cash equivalents of $527.7 million at our insurance subsidiaries at March 31, 2003 available for future liquidity requirements.

We anticipate improvements in cash flows generated from operations in 2003 based upon growth in gross premiums written and lower levels of paid losses and LAE than experienced in recent years. We expect price increases on renewal policies, new business growth and higher retention ratios to contribute to premium growth. We expect lower payments on losses and LAE in 2003 than we experienced in the past three years as loss and LAE payments assume a more normal relationship to premium volume after several years of above average amounts due to claim payments related to years in which we wrote considerably more business.

The aggregate carrying value of our invested assets at our insurance subsidiaries, including cash and cash equivalents, was $2.5 billion, $2.3 billion and $2.4 billion as of December 31, 2000, 2001 and 2002, respectively. The aggregate carrying value of invested assets, including cash and cash equivalents, decreased by $0.1 billion from 2000 to 2002. The decrease in cash and invested assets resulted from negative cash flows from operations due to payment of maturing claims in all years, partially offset by higher premium collections in 2001 and 2002. Net unrealized investment losses before taxes were $127.5 million at December 31, 2001, and net unrealized investment gains before taxes were $43.1 million at December 31, 2002 relating principally to our fixed income portfolio, the value of which increased as interest rates fell during the period.

Total investment portfolio gross unrealized losses as of December 31, 2002 were $48.3 million, of which $31.1 million was attributed to fixed income securities, $16.2 million was attributed to common stocks, and $1.0 million was attributed to preferred stock and other invested assets.

Approximately 30%, or $9.3 million, of the fixed income portfolio gross unrealized losses can be attributed to U.S. Treasury securities, with the remaining 70%, or $21.8 million, attributed to corporate bonds.

Approximately 46%, or $14.3 million, of the fixed income portfolio gross unrealized losses can be attributed to securities that have experienced a percentage decline in market value of 10% or more. Corporate securities with a fair market value of $68.1 million account for the entire $14.3 million of gross unrealized losses in this greater than 10% decline category. The decline in market values of securities in this category results from higher individual security credit yield spreads. Securities that experience price declines of 10% or more are reviewed at least quarterly for impairment. Our review involves detailed credit analysis in the case of non-U.S. Treasury securities. While a 10% price decline is considered significant, upon review of securities in this category, we have concluded that such price declines are temporary market price fluctuations. As such, we intend to hold these securities until maturity or until the anticipated recovery in market value occurs. We have the ability to do this because the combined carrying value of these securities of $68.1 million is only 3.5% of the total carrying value of our fixed income portfolio, thereby leaving us with other alternatives for raising liquidity within our fixed income portfolio. In addition, we have significant cash reserves available to satisfy our future liquidity needs.

Approximately $10.5 million of the $14.3 million of gross unrealized losses in this greater than 10% decline category relates to long term bonds issued by various property and casualty insurance companies that experienced significant widening of credit yield spreads following the September 11, 2001 terrorist attack. Given the improved pricing environment for property and casualty insurance companies as well as the greatly enhanced national security measures, we expect yield spreads to shrink considerably in 2003 as individual companies report improved earnings results.

Approximately 91%, or $14.7 million, of the common stock portfolio gross unrealized losses can be attributed to a single security (Zenith National Insurance Corp.) that has experienced a percentage decline in market value of 10% or more. We consider such price decline to be a temporary market price fluctuation due to cyclically depressed earnings as we believe the company has a strong financial position, sustainable dividends and improved earnings prospects for 2003.

Our gross unrealized losses of $48.3 million at December 31, 2002 include approximately $28.9 million that have been in an unrealized loss position since 1999. Approximately $7.1 million, or 24.6%, of the $28.9 million unrealized loss position since 1999 is represented by U.S. Treasury Strip securities with $7.5 million consisting of high quality investment grade corporate securities. Of the remaining amount, $14.3 million relates to four non-investment grade securities rated “BB” by Standard & Poor’s. These four securities have had substantial price improvements since December 31, 2002. The gross unrealized losses on these securities declined from $14.3 million at December 31, 2002 to $3.0 million at April 30, 2003. Based on our monitoring and continued impairment review of these securities, we believe the decline in value of these non-investment grade securities to be temporary.

The following table summarizes the number of continuous months in which those securities in a pre-tax unrealized loss position at December 31, 2002 had been in such position:

Number of Months	Fair	Unrealized
(dollars in millions)	Value	Loss

Investment grade fixed income
0 — 6	$534.2	$(9.3)
7 — 12	3.6	(0.2)
>12	105.9	(7.3)

Below investment grade fixed income
0 — 6	$6.0	$(0.3)
7 — 12	20.9	(3.4)
>12	65.2	(10.6)

Total fixed income
0 — 6	$540.2	$(9.6)
7 — 12	24.5	(3.6)
>12	171.1	(17.9)

Other investments
0 — 6	$130.2	$(17.2)
7 — 12	-	-
>12	-	-

The following table summarizes the fair value, by the earliest contractual maturity, of our fixed income portfolio with unrealized losses at December 31, 2002:

	Fair	Unrealized
(dollars in millions)	Value	Loss

Due in one year or less	$0.1	$-
Due after one through five years	79.1	(10.3)
Due after five through ten years	77.0	(5.7)
Due after ten years	579.6	(15.1)

Total	$735.8	$(31.1)

For the years ended December 31, 2000, 2001 and 2002 we recognized gross realized losses of $12.3 million, $2.0 million and $3.0 million, respectively, on fixed income securities sold that were in an unrealized loss position in the previous reporting year. The aggregate fair value at the date of sale for these securities was $359.8 million, $334.4 million and $13.0 million, respectively.

Our stockholder’s equity was $801.5 million, $719.6 million and $979.2 million as of December 31, 2000, 2001 and 2002, respectively.

Our combined policyholders’ surplus increased from $689.6 million at December 31, 1999 to $856.4 million at December 31, 2002 and our ratio of statutory net premiums written to surplus has remained relatively stable and was 0.78x at December 31, 2002. Statutory surplus is an important measure utilized by us, our regulators and rating agencies to assess our ability to support business operations.

	Years Ended December 31,

(dollars in millions)	2000	2001	2002

Combined policyholders’ surplus	$769.5	$708.4	$856.4
Operating leverage (statutory net premiums written to end of year surplus)	0.66x	0.77x	0.78x

In 2002, we were permitted to record under statutory accounting principles an additional $60.0 million of deferred income tax assets at our New York domiciled insurers.

Liquidity and capital resources at March 31, 2003

Cash provided by operating activities for the three months ended March 31, 2003 was $38.7 million compared to cash used in operating activities of $24.5 million for the three months ended March 31, 2002. Lower loss and LAE payments was the principal reason for improved cash flows in 2003. Cash provided by investing activities was $279.8 million in 2003 compared to $0.8 million in 2002. Sales of fixed income securities generated net realized capital gains of $50.2 million. We had very little investing activity in the 2002 period.

The aggregate carrying value of our invested assets at our insurance subsidiaries including cash and cash equivalents was $2.5 billion at March 31, 2003. Investment portfolio gross unrealized losses as of March 31, 2003 was $63.2 million, of which $36.5 million was attributed to fixed income securities, $25.2 million was attributed to common stocks, and $1.5 million was attributed to preferred stock.

Approximately 61% or $22.3 million, of the fixed income portfolio gross unrealized losses can be attributed to U.S. Treasury securities with $9.8 million consisting of high quality investment grade corporate securities. The remaining amount of $4.4 million relates to three non-investment grade securities rated “BB” by Standard & Poor’s. One of these securities was sold for a $0.1 million loss and the gross unrealized loss for the other two securities declined from $4.3 million at March 31, 2003 to $1.2 million at April 30, 2003. We believe the decline in value of these non-investment grade securities to be temporary.

Approximately 85%, or $21.5 million, of the common stock portfolio gross unrealized losses can be attributed to Zenith National Insurance Corp.

Our stockholder’s equity was $1,020.1 million at March 31, 2003. Our combined statutory policyholders’ surplus was $929.2 million at March 31, 2003 and our operating leverage was 0.75x. Both stockholder’s equity and policyholders’ surplus benefited from the realized capital gains recognized during the period.

Terrorism risk and legislation

TRIA was signed into law on November 26, 2002. TRIA establishes a program terminating December 31, 2005 under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program is applicable to substantially all commercial property and casualty lines of business and participation by insurers writing such lines is mandatory. Under TRIA, all terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate losses from the act must exceed $5 million, the act must be perpetrated within the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program.

Under TRIA, the federal government will reimburse insurers for 90% of losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. The percentages are 7% for 2003, 10% for 2004 and 15% for 2005. Based on the direct earned premiums of the participating Fairfax insurers in 2002 of approximately $2.6 billion, the aggregate deductible of the Fairfax group is approximately $182 million, all of which could potentially be borne by a single subsidiary of Fairfax. Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

After November 26, 2002, we commenced a process of offering and quoting terrorism coverage on approximately 16,000 policies and bonds in force as of the enactment date. Additionally, we have developed specific underwriting and pricing guidelines for terrorism coverage for subsequent new and renewal business. For certain classes of business, such as workers’ compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, insureds may choose not to accept terrorism coverage. Based on experience through March 31, 2003, we estimate less than 10% of policyholders in our property lines of business will accept terrorism coverage.

In general, our reinsurance contracts provide coverage for acts of terrorism not covered under TRIA (i.e., “domestic” terrorism) but do not cover TRIA-certified acts and do not cover acts of terrorism involving nuclear, biological or chemical events. The first layer of our workers’ compensation treaty ($3 million excess of $2 million per occurrence) includes coverage for all non-TRIA terrorist acts. The remaining limits up to $183 million exclude all terrorist acts, as defined. Effective March 19, 2003, we purchased coverage from ORC Re, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our deductible based on our pro forma standalone direct earned premium (pro forma deductible is approximately $60 million). This contract expires December 31, 2003.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from our policies and, regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk. See “Business— Catastrophe management.”

Regulatory issues

The NAIC uses risk-based capital (RBC) formulas for property and casualty insurers which serve as an early warning tool by the NAIC and state regulators to identify companies that are undercapitalized and merit further regulatory attention or the initiation of regulatory action. Our property and casualty companies have more than sufficient capital to meet the RBC requirements.

The NAIC has revised the Accounting Practices and Procedures Manual (Codification). The revised manual was effective January 1, 2001. The domiciliary states of our insurance subsidiaries have adopted a majority of the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that our insurance subsidiaries use to prepare their statutory-basis financial statements. In 2001, adoption of the manual increased statutory surplus of our property and casualty insurance companies by approximately $10.3 million in the aggregate. In 2002, the New York Insurance Department adopted substantially all of the income tax provisions in the Codification, which resulted in an additional increase to statutory surplus at December 31, 2002 of approximately $60.0 million as a result of the admittance of deferred tax assets for the property and casualty insurance companies domiciled in New York.

Ratings

The claims-paying abilities of insurers are rated to provide both insurance consumers and industry participants with comparative information on specific insurance companies. Claims-paying ratings are particularly important for the marketing of insurance coverages that have a long settlement period, such as umbrella, or involve large premium expenditures by sophisticated purchasers. Higher ratings generally indicate greater financial strength and a stronger ability to pay claims. Ratings focus on factors such as results of operations, capital resources, debt-to-equity ratio, demonstrated management expertise in the insurance business, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an “A–“ rating from A.M. Best (the fourth highest of 15 ratings) with a negative outlook and a “BBB” financial strength rating from Standard & Poor’s (the fourth highest of nine ratings categories). Standard & Poor’s downgraded Crum & Forster to “BBB” on November 7, 2001. Seneca has an “A–“ rating, with a negative outlook, from A.M. Best and a “BBB” financial strength rating from Standard & Poor’s. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management’s ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax.

Critical accounting policies and estimates

Our consolidated financial statements and related notes thereto are prepared in accordance with GAAP. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of material contingent assets and liabilities as of the balance sheet date and the revenues and expenses reported during the relevant period. In general, management’s estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that are believed to be reasonable under the known facts and circumstances.

The accounting policies and estimates discussed below are those that require us to make assumptions about highly uncertain matters. If we were to make different assumptions about those matters or if actual results were to differ significantly from estimates, our reported consolidated results of operations and financial condition could be materially affected.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

Unpaid losses and LAE

Unpaid losses and LAE includes reserves for unpaid reported losses and loss adjustment expenses and for losses incurred but not reported (IBNR). The reserve for unpaid reported losses and loss expenses for our general operations is established by management and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by us.

We are notified of insured losses and our claims personnel or independent claims adjusters hired by us initially set up case reserves for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel, with the goal of setting the reserve at the ultimate expected loss amount as soon as information becomes available. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

For reported losses, we establish case reserves within the parameters of coverage provided in the insurance policy. For IBNR losses, we estimate reserves using established actuarial methods. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We also take into consideration other variables such as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, changes in claims handling practices and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law, our approach to claim resolution, and, in turn, claim costs.

For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and LAE. Reserves are reviewed regularly and, as experience develops and additional information becomes known, including revised industry estimates of the magnitude of a catastrophe, the reserves are adjusted as we deem necessary.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We analyze our reserves by considering a range of estimates bounded by a high and low point, and record our best estimate within that range. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in our financial results in the periods in which they are made, and are referred to as prior period development. Because of the high level of uncertainty involved in these estimates, revisions to our estimated reserves could have a material impact on our results of operations in the period recognized, and ultimate actual payments for claims and LAE could turn out to be significantly different from our estimates.

Reserves for environmental and asbestos exposures cannot be estimated solely with the traditional loss reserving techniques described above, which rely on historical accident year development factors and take into consideration the previously mentioned variables. Environmental and asbestos reserves are more difficult to estimate than our other loss reserves because of legal issues, societal factors and difficulty in determining the parties who may ultimately be held liable. Therefore, in addition to taking into consideration the traditional variables that are utilized to arrive at our other loss reserve amounts, we also look at the length of time necessary to clean up polluted sites, controversies surrounding the identity of the responsible party, the degree of remediation deemed to be necessary, the estimated time period for litigation expenses, judicial expansions of coverage, medical complications arising with asbestos claimants’ advanced age, case law and the history of prior claim development. Generally, case reserves are established when sufficient information has been obtained to indicate coverage under a specific insurance policy. We also consider end of period reserves in relation to paid losses in a period. Furthermore, IBNR reserves are established to cover additional estimated exposures on both known and unasserted claims. The reserves are continually reviewed and updated as additional information is acquired.

As of December 31, 2002, total gross reserves for unpaid losses and LAE were $3.2 billion, of which $1.3 billion related to case reserves and $1.9 billion related to IBNR reserves. Most of the IBNR loss reserves are established with respect to our casualty business. Casualty business generally has a longer tail (meaning a longer period of time between receipt of the premium and the ultimate settlement of the claim) than the other lines of business. IBNR reserves are calculated by our actuaries using several standard actuarial methodologies including paid and incurred loss development, the Bornheutter-Ferguson incurred and paid loss methods, the Berquist-Sherman incurred and paid loss methods, and frequency and severity approaches.

Our actuaries conduct a full reserve study using these methodologies every six months from which point estimates of ultimate losses and LAE by line of business are selected. These “target” loss ratios are used to determine loss and allocated LAE expectations each month by accident year within each line of business. Each month reported losses are evaluated against these expectations to evaluate our loss emergence trends.

Losses and LAE are charged to income as they are incurred. This includes loss and LAE payments and any changes in reported case and IBNR reserves. During the loss settlement period, additional facts regarding claims are reported. As these additional facts are reported, it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates.

The total net unpaid loss and LAE reserves includes both reported case and IBNR reserves. IBNR reserves are calculated by our actuaries using standard actuarial methodologies as discussed above. The outcomes of the actuarial reviews, consistent with historical practice, provide a range of reserve estimates. We consider a “best estimate” to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. Our actuaries utilize assumptions in determining their estimates. These assumptions include loss development factors, loss ratios, reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards. The selected assumptions reflect the actuary’s judgment based on historical data and experience.

The following table shows the recorded estimate and the high and low ends of the range of reserves for each of our lines of business at December 31, 2002.

	Reserves at	Low End of	High End of
Reserve Segments	December 31,	Actuarial	Actuarial
(dollars in millions)	2002	Range	Range

General liability	$ 853.0	$ 779.3	$1,012.7
Workers’ compensation	620.3	583.8	662.6
Commercial automobile	221.6	204.3	254.8
Asbestos, environmental and other latent	398.9	296.8	501.0
Other	207.7	168.1	223.5
Uncollectible reinsurance	29.6	18.8	40.8

Net, gross of corporate aggregate reinsurance	2,331.1	2,051.1	2,695.4
Prospective corporate aggregate reinsurance	(282.1)	(290.4)	(351.1)

Net, gross of retroactive corporate aggregate reinsurance	2,049.0	1,760.7	2,344.3
Retroactive corporate aggregate reinsurance	(579.5)	(406.9)	(624.9)

Total net reserves	$1,469.5	$1,353.8	$1,719.4

Except for certain workers’ compensation long-term disability liabilities, we do not discount unpaid losses and LAE. We utilize tabular reserving for workers’ compensation long-term disability unpaid losses that are considered fixed and determinable, and discount such losses using a maximum interest rate of 5%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities.

Reinsurance recoverables

Amounts recoverable from reinsurers are initially estimated in conjunction with the establishment of reserves for unpaid losses and LAE. These amounts may be adjusted as actual case reserves are recorded and reinsured claims are settled. The ceding of risk to reinsurers does not relieve our operating companies of their primary obligation to policyholders as the direct insurer. Accordingly, we are exposed to the risk that any reinsurer may be unable, or unwilling, to meet its obligations assumed under reinsurance agreements. We attempt to mitigate this risk by entering into reinsurance arrangements only with reinsurers that have credit ratings and statutory surplus above certain levels and by obtaining collateral.

In certain circumstances, including significant deterioration of a reinsurer’s financial strength rating, we may engage in commutation discussions with an individual reinsurer. The outcome of such discussions may result in a lump sum settlement that is less than the recorded recoverable. Losses arising from commutations could have an adverse impact on our results of operations.

An estimated allowance for uncollectible reinsurance recoverables is recorded on the basis of periodic evaluation of balances due from reinsurers, judgments regarding reinsurer solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions and the state of insurer/ reinsurer relations in general and at our companies in particular. The reinsurance market in general has experienced significant capital erosion as a result of underwriting and investment losses in 2001 and 2002. Accordingly, there is greater uncertainty regarding recoverability of reinsurance balances due.

At March 31, 2003, we had reinsurance recoverables on paid and unpaid losses and LAE, net of the allowance for uncollectible reinsurance recoverables, of $39.1 million, of $1,999.7 million due from approximately 320 reinsurers. At such date, our ten largest gross reinsurance recoverables aggregated $1,474.1 million. Application of collateral reduces the unsecured exposure to those ten reinsurers to $659.7 million. While we believe the allowance for uncollectible reinsurance recoverable is adequate based on information currently available, failure of reinsurers to meet their obligations could have a material adverse impact on our financial position and results of operations.

Deferred income tax assets

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2002, we recorded a deferred income tax asset of $197.1 million including $80.0 million related to net operating loss carryforwards generated in years prior to 2002. We regularly review our deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Although realization is not assured, we believe it is more likely than not that we will be able to realize the benefit of our deferred tax assets, with the exception of certain net operating losses of Seneca, which are limited by federal tax rules and will expire unused at the end of 2004. We have recorded a valuation allowance covering these expiring net operating losses of $2.2 million, accordingly.

We believe the recorded deferred tax assets, with the exception of Seneca’s expiring losses, are fully recoverable based on management’s estimates of the future profitability of our taxable entities and current forecasts for the period for which losses may be carried forward, including the implementation of certain actions relating to underwriting strategy and pricing, operating unit realignment, restructured reinsurance programs and expense management initiatives. For 2002 and through first quarter, 2003, we have already realized $41.1 million of deferred tax assets related to pre-2002 net operating losses.

Should our assumptions of future profitability change or the taxable income of these entities fall below expectations, a valuation allowance, which could be significant, may have to be established if management believes any portion of the deferred tax asset will not be realized. A valuation allowance may also be required if there is a material change in the tax laws such that the actual effective tax rate or the time periods within which the underlying temporary differences become taxable or deductible change.

Other than temporary declines in value of investments

Declines in the market value of invested assets below carrying value are evaluated for other than temporary impairment losses on a quarterly basis. Recognition of impairment losses for declines in value of fixed income investments and equity securities attributable to issuer-specific events is based upon all relevant facts and circumstances for each investment. For fixed income investments with unrealized losses due to market conditions or industry-related events, we consider our intent and ability to hold the investment for a period of time to allow a market recovery or to maturity in the process of evaluating whether a security with an unrealized loss has suffered an other than temporary decline. However, this factor alone does not dictate whether we recognize an impairment charge. As of December 31, 2002, we had gross unrealized losses on fixed income and other investments of $48.3 million. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources.”

There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary. These include subsequent significant changes in general economic conditions as well as specific business conditions affecting particular issuers, subjective assessment of issue-specific factors (seniority of claims, collateral value, etc.), future financial market effects, stability of foreign governments and economies, future rating agency actions and significant disclosure, accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, significant assumptions and management judgment are involved in determining if the decline is other than temporary. If management determines that a decline in fair value is not other than temporary and hence a security’s value is not written down at that time, there are potential effects upon our future earnings and financial position should management later conclude that some of the current declines in the fair value of the investments are other than temporary declines.

Market sensitive instruments

We believe that we are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency exchange risk. The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates. All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale.

As of December 31, 2002, our $2.4 billion investment portfolio included $2.0 billion of fixed income securities that are subject primarily to interest rate risk and credit risk. Our portfolio includes $209.1 million of cash and cash equivalents.

Interest rate risk

Our fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on our fixed income portfolio as of December 31, 2002 and March 31, 2003 based on parallel 200 basis point shifts in interest rates up and down in 100 basis points increments. This analysis was performed on each security individually.

	At December 31, 2002			At March 31, 2003

	Fair Value			Fair Value
Percent Change in	of Fixed			of Fixed
Interest Rates	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
(dollars in millions)	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change

200 basis point rise	$1,616.2	$(355.4)	(18.0)%	$1,352.5	$(355.3)	(20.8)%
100 basis point rise	1,770.3	(201.3)	(10.2)	1,513.3	(194.4)	(11.4)
Base scenario	1,971.6	—	—	1,707.7	—	—
100 basis point decline	2,233.1	261.5	13.3	1,946.8	239.1	14.0
200 basis point decline	2,546.3	574.7	29.2	2,237.1	529.4	31.0

The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 30.3% and 12.7% of the fair market value of the total fixed income portfolio as of December 31, 2002 and March 31, 2003, respectively. The asymmetric market value response primarily reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Credit risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2002 and March 31, 2003, 92.3% and 93.1%, respectively, of our fixed income portfolio consisted of securities rated investment grade.

We believe that this concentration in investment grade securities reduces to an acceptable level our exposure to credit risk on these fixed income investments.

Equity price risk

As of December 31, 2002 and March 31, 2003, 7.5% and 8.2%, respectively, of our investment portfolio, including cash and cash equivalents, was in common stocks (unaffiliated and affiliated). Marketable equity securities, which represented approximately 7.0% and 7.7%, respectively, of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A 10% decline in the price of each of these marketable equity securities would result in a total decline of $17.0 million at December 31, 2002, and a decline of $19.4 million at March 31, 2003, in the fair value of the total investment portfolio.

Foreign currency exchange rate risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign currency exchange rate risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2002 and March 31, 2003, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $126.2 million and $134.0 million, respectively, or 5.2% and 5.3%, respectively, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 4.2% and 4.3%, respectively, of our investment portfolio, including cash and cash equivalents. The potential impact of a 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total decline in the fair value of the total investment portfolio of $12.6 million at December 31, 2002 and $13.4 million at March 31, 2003.

Accounting standards

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 established financial accounting and reporting standards for costs associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” to address when it is appropriate to consolidate financial interests in any variable interest entity (“VIE”), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the “primary beneficiary” and, therefore, is required to consolidate the VIE.

The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is “reasonably possible” that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. We have no financial interests in VIEs subject to FIN 46.

Business

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business which requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including general liability, property, workers’ compensation, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

Our business is distributed through approximately 1,000 producers located throughout the United States. Our producers include independent regional retail agents and brokers, national brokers and wholesale brokers. Through our producers, we access a broad cross section of business opportunities, spanning a variety of market segments and product groupings. This enables us to respond to changing market conditions while promoting relative stability in our premium production.

In August 2000 we acquired Seneca, which provides specialty coverages such as non-standard property in inner city markets, inland marine, boiler and machinery, bail bonds and environmental liability. Seneca maintains a flexible approach to the market, emphasizing lines of business which require strong technical underwriting expertise and effective claims management. In 2002, Seneca reported gross premiums written of $106.0 million and a combined ratio of 90.9%.

In 2002, we generated $898.4 million of gross premiums written, $669.5 million of net premiums written and $781.0 million of total revenue. In 2002, 67% of our business related to casualty coverages and 33% to property coverages, as measured by gross premiums written. For the year ended December 31, 2002, our combined ratio before the impact of our corporate aggregate reinsurance was 103.3%. For the three months ended March 31, 2003 we generated $265.5 million of gross premiums written, $208.6 million of net premiums written and $245.1 million of total revenue. For the three months ended March 31, 2003, our combined ratio was 99.7%, before the impact of our corporate aggregate reinsurance. As of March 31, 2003, we had cash and invested assets of $2.5 billion, total assets of $5.2 billion and stockholder’s equity of $1.0 billion.

Crum & Forster is a major component of the U.S. commercial property and casualty insurance operations of Fairfax, a Canadian publicly traded financial services company principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. The Crum & Forster companies were acquired by Fairfax in August 1998.

Operating company management

Our senior operating company management team is led by Bruce A. Esselborn, the Chairman and Chief Executive Officer of our insurance operating companies. Since joining us in October 1999, Mr. Esselborn has applied a hands-on management style in redesigning our underwriting strategies and policies and improving our operating efficiency. Mr. Esselborn has 36 years of experience in the insurance industry, over 18 years of which were spent at American International Group, Inc. While at AIG, Mr. Esselborn held a variety of senior operating and technical positions at several of AIG’s domestic insurance subsidiaries. In 1986, Mr. Esselborn left AIG to found United Capitol Insurance Company, an excess and surplus lines insurer, which was subsequently acquired by Capsure Holdings Corp., a NYSE traded company. While under Mr. Esselborn’s leadership from 1990 through September 1997, Capsure was a highly successful underwriting operation, reporting an average combined ratio of 75.6%, weighted by net premiums earned, during his tenure. Prior to joining Crum & Forster he was a consultant to MMC Capital Inc., a global private equity investment firm that is a subsidiary of Marsh & McLennan Companies, Inc. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies.

Nick Antonopoulos, our President and Chief Operating Officer, has over 21 years of experience in the insurance industry, including 13 years at AIG, where he most recently held the position of Senior Vice President of Operations in AIG’s Domestic Brokerage Group. Mr. Antonopoulos was a principal at MMC Capital Inc. prior to joining Crum & Forster. Mary Jane Robertson, our Senior Executive Vice President, Chief Financial Officer and Treasurer, was a member of the founding team at United Capitol and served as Capsure’s Chief Financial Officer. She is a C.P.A. with 10 years of public accounting experience at Coopers & Lybrand.

Operating company management initiatives

In the fourth quarter of 1999, we appointed a proven senior management team to our operating companies, which made a number of significant changes designed to increase our profitability and competitive position, including:

•	implemented a highly focused underwriting strategy and realigned our operating structure to emphasize product line experience and expertise and to provide a high degree of centralized control over underwriting and claims;

•	hired six experienced underwriting executives aligned with our target classes of business and approximately 88 underwriters, representing 67% of our current underwriting staff;

•	discontinued unprofitable classes of business, such as large fleet long haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written, or 34% of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points to our loss and LAE ratio for 2000, and significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999;

•	restructured our reinsurance programs to reduce our net retentions to a maximum of $3 million on casualty lines and $2 million on property lines, from up to $8.8 million and $5 million, respectively, and reduced our gross policy limits, particularly in property;

•	targeted classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which contributed to increasing our average premiums per policy from approximately $20,000 in 1999 to $108,000 in 2002;

•	enhanced our price monitoring systems to provide management with better controls, to enable us to achieve our targeted pricing and profitability levels. In 2001 we increased average renewal prices by approximately 17% and achieved additional average renewal price increases of approximately 24% in 2002 and 14% in the three months ended March 31, 2003;

•	evaluated the profitability and productivity of our producer relationships and terminated 454 producers. We diversified our distribution by appointing 666 new producers and entering into new arrangements with national and wholesale brokers, in each case, aligned with our targeted classes of business and types of insureds;

•	adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions resulted in a reduction of our gross commission expense (as a percentage of gross premiums written) by 5.0 percentage points from 1999 to 2002;

•	reduced our number of employees by 36% from 1,357 at December 31, 1999 to 875 at March 31, 2003, and reduced our payroll at March 31, 2003 by 24%, as compared to 1999, while productivity increased. From 1999 to 2002, our annual gross premiums written per employee increased 62% from approximately $549,000 to approximately $889,000;

•	created a disciplined expense management culture and carefully analyzed our existing cost structure. As a result, we undertook a number of expense reductions, the largest of which was a reduction in our information technology annual expense level by a total of $11.0 million, or 28%, compared to 1999, while improving functionality; and

•	acquired Seneca (which is not included in the above bullets) in August 2000, a specialty insurer focused on non-commodity lines of business to participate in the small commercial market in a manner consistent with our underwriting philosophy. In 2002, Seneca reported a combined ratio of 90.9%.

Corporate strategy

The major elements of our strategy are:

•	Adhere to a disciplined underwriting philosophy. We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our operating company management is actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business. We will change pricing and terms based on prevailing market conditions, sharply reduce or discontinue a product or line in our existing book of business or refuse to write business that we believe presents unacceptable pricing and terms.

•	Expand and diversify our production sources. We produce business through diversified sources, in each case aligned with our target underwriting classes. We strengthen customer relationships by providing timely and responsive quotes, claims handling and loss control services. Our high service standards foster closer relationships with our producers and insureds. We believe that the Crum & Forster name is well known within the commercial lines insurance markets we serve.

•	Opportunistically pursue attractive lines of business. We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our operating company management, we seek to write new lines of business and expand existing classes of business based on market conditions and expected profitability. For example, we recently have expanded our business in excess property and directors’ and officers’ liability insurance programs, which have shown improved pricing.

•	Continue to manage expenses aggressively. We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

•	Commitment to financial strength and security. We are committed to maintaining a strong balance sheet at our operating subsidiaries in order to attract and retain quality business. As of December 31, 2002, we had total assets of $5.1 billion, stockholder’s equity of $979.2 million and statutory surplus of $856.4 million.

•	Invest our assets on a total return basis. We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, without reaching for yield, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa), a subsidiary of Fairfax. We intend to protect our capital from loss and invest in debt and equity securities which we believe are selling at prices below their intrinsic value.

Industry trends and market opportunity

Throughout the 1990s and into 2000, the property and casualty insurance industry was overcapitalized, which resulted in highly competitive market conditions, as evidenced by declining premium rates and poor underwriting results. Beginning in mid-2000, excess capacity began to contract as companies either ceased writing selected lines or withdrew from the market completely. Capacity was further reduced by companies tightening underwriting guidelines and returning to a focus on underwriting profitability. In response to these market conditions, insurers began to seek and achieve significant price increases, in addition to improved terms and conditions. This has affected all major lines of business with a more significant impact in selected lines.

We believe that during 2002 and continuing into 2003, commercial property and casualty insurers generally experienced price increases of approximately 10% to 20% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. Certain classes of business, such as umbrella, directors’ and officers’ liability and construction risks, recently reported price increases in the 30% to 50% range. These rate increases have attracted additional capacity into the market, further increasing competition.

As a result of our operating company management initiatives, as well as our focused underwriting strategy, we believe we are well positioned to take advantage of the current favorable market. During 2002, we achieved price increases of approximately 24% on renewal business across our portfolio (weighted by premium volume). Through March 2003, we experienced price increases of approximately 14% on renewal business across our portfolio (weighted by premium volume). Our umbrella and workers’ compensation lines of business are currently experiencing the largest price increases within our portfolio. Recently, property risks are being priced at or below expiring prices.

Corporate organization

Crum & Forster Holdings Corp. has been formed as a holding company for the Crum & Forster companies. We have seven operating subsidiaries: US Fire; North River; CF Insurance; CF Indemnity; CF Underwriters; CF Specialty; and Seneca (including Seneca Specialty).

The Crum & Forster companies were acquired by Fairfax on August 13, 1998. We acquired Seneca and its subsidiaries on August 31, 2000. We acquired CF Specialty (formerly Transnational Insurance Company) on December 21, 2000.

Our operating insurance subsidiaries, except Seneca and CF Specialty, participate in a pooling arrangement pursuant to which the premiums, losses, dividends to policyholders and other underwriting expenses of each participant are pooled by means of mutual reinsurance on a fixed percentage basis as follows: US Fire, 75%, North River, 22%, CF Insurance, 1%, CF Indemnity, 1% and CF Underwriters, 1%. The intercompany agreement provides that US Fire, acting as the lead company, assumes from the other pool participants 100% of their premiums, losses, dividends to policyholders, and other underwriting expenses, and in turn, cedes to each pool participant its participating percentage of premiums, losses, dividends to policyholders, and other underwriting expenses. The pool permits each pool participant to rely on the capacity of the entire pool, rather than only its own capital and surplus. Further, it prevents any one pool participant from suffering any undue losses, as all pool participants share underwriting profits and losses in proportion to their pool participation percentages. Seneca and CF Specialty, each of which was acquired in 2000, operate independently from the pool.

Lines of business

We offer a broad range of property and casualty insurance coverages to commercial accounts located throughout the United States. In 2002, we reported $898.4 million of gross premiums written in six major lines of business. The following table illustrates our gross premiums written for each of our six major lines of business for the periods indicated:

	Years Ended December 31,						Three Months Ended March 31,

(dollars in millions)	2000		2001		2002		2002			2003

General liability	$135.7	20.5%	$204.0	26.2%	$215.7	24.0%	$45.8	20.3%	$65.0	24.5%
Workers’ compensation	145.3	22.0	171.5	22.1	205.6	22.9	60.0	26.6	60.3	22.7
Property	44.7	6.8	159.1	20.5	270.2	30.1	58.6	25.9	76.6	28.9
Commercial automobile	110.6	16.7	122.4	15.7	131.6	14.6	42.7	18.9	45.8	17.3
Commercial multi-peril	214.4	32.4	97.7	12.6	49.7	5.5	13.2	5.8	10.0	3.7
Surety	10.4	1.6	22.8	2.9	25.6	2.9	5.7	2.5	7.8	2.9

Total	$661.1	100.0%	$777.5	100.0%	$898.4	100.0%	$226.0	100.0%	$265.5	100.0%

General liability provides coverage for liability exposures, including bodily injury and third-party property damage arising from products sold and general business operations. General liability also includes coverage to protect insureds against third party personal injury. This includes umbrella coverages which provide additional insurance protection to businesses for amounts that exceed the limits of their primary liability policies they have with us or another insurance carrier. Approximately 79% of our umbrella premiums are for accounts for which the underlying liability coverage is provided by another insurance carrier. We also write specialty classes, such as directors’ and officers’ liability, which involves coverage for liability arising in their official capacities, and employment practices liability, which protects the insured from liability arising from employment policies and plans, such as discrimination.

We have increased our gross premiums written in general liability due to a de-emphasis on commercial multi-peril policies that include this coverage and our expansion into new specialty classes. We have expanded our business in the heavy manufacturing and servicing sectors, while eliminating selected classes including contractors operating in California and New York.

The following table illustrates the distribution of our total general liability gross premiums written by type of coverage for the periods indicated:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Umbrella liability	45.0%	33.9%	33.9%	29.5%	31.7%
Products liability	16.6	17.9	16.5	19.6	7.9
Directors’ and officers’ liability	2.4	4.1	9.4	7.0	9.5
Employment practices liability	0.7	1.2	2.2	2.3	2.2
All other general liability	35.3	42.9	38.0	41.6	48.7

	100.0%	100.0%	100.0%	100.0%	100.0%

Workers’ compensation provides coverage for the obligations of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. Typically, there are four types of benefits payable under workers’ compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. The benefits payable and the duration of such benefits are set by statute, and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. We offer three types of workers’ compensation products:

•	guaranteed cost products in which policy premiums are fixed for the period of coverage, and do not vary as a result of the insured’s loss experience;

•	large deductible policies in which deductibles are typically $100,000 or greater; and

•	retrospectively rated policies.

Generally, premiums are a function of:

•	the applicable premium rate, which varies according to the employee’s duties and the business of the employer;

•	the insured employer’s experience modification factor (where applicable); and

•	the insured employer’s payroll.

A deposit premium generally is paid at the beginning of the policy period and periodic installment payments are paid during the policy period. The final premium is determined at the end of the policy period and after the employer’s payroll records are audited. Premiums are continually reviewed for adequacy using an actuarial analysis of current and anticipated trends.

We apply a comprehensive approach to our workers’ compensation business that benefits both us and our insureds. We emphasize loss cost containment methods which involve employers, employees and care providers that focus on cost-effective quality care and early return to work for injured employees. We also strive to prevent costs associated with fraudulent claims by applying a proactive approach to investigation and litigation of claims where appropriate. We provide our insureds loss prevention services focused on workplace safety and the prevention of accidents.

The following table illustrates the distribution of our total workers’ compensation gross premiums written by type of coverage for the periods indicated:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Guaranteed cost	81.0%	71.3%	79.7%	85.3%	77.2%
Large deductible	9.2	15.5	17.6	11.8	23.6
Retrospectively rated	9.8	13.2	2.7	2.9	(0.8)

	100.0%	100.0%	100.0%	100.0%	100.0%

Property provides coverage for loss or damage to buildings, inventory and equipment and financial loss due to business interruption resulting from covered property damage. Policies are typically “all risk” in nature, providing protection from natural disasters, including losses from hurricanes, windstorms, earthquakes, hail, severe winter weather and other events such as theft and vandalism, fires, explosions and storms. Certain risks such as war and nuclear risk generally are excluded from all policies. Property insurance is principally provided through fire and allied lines and inland marine coverage. Fire and allied lines insure business property for damage and protect businesses from financial loss due to business interruption. Inland marine provides coverage for goods in transit and builders’ risk for buildings in the course of construction and for tools and contractors’ equipment. We increased our property gross premiums written in 2002 due to a de-emphasis of commercial multi-peril policies which include this coverage and the writing of larger policies on an excess basis whereby our policy extends coverage beyond that of one or more policies provided by other carriers. Policies written on an excess basis comprised 38% of our property gross premiums written in 2002.

The following table illustrates the distribution of our total property gross premiums written by type of coverage for the periods indicated:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Fire and allied lines	23.6%	68.7%	80.7%	80.6%	80.7%
Inland marine	69.2	24.2	13.7	13.8	14.8
Other	7.2	7.1	5.6	5.6	4.5

	100.0%	100.0%	100.0%	100.0%	100.0%

Commercial automobile provides coverages for businesses against losses arising from personal bodily injury, bodily injury to third parties, property damage to an insured’s vehicle, property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business. We target insureds with fleets of 25 to 75 vehicles, particularly those with newer model year vehicles, low driver turnover and good driving records. Our gross premiums written have declined from 1999 primarily due to the elimination of certain classes of business which we did not expect to produce an underwriting profit, such as taxis and limousines and large fleet long haul trucking.

Commercial multi-peril combines property and liability coverage under one insurance policy. We typically write these package policies for smaller businesses where expense advantages can be gained by combining these coverages rather than purchasing two separate policies. For the years ended December 31, 2000, 2001 and 2002, approximately 53.0%, 61.6% and 55.2%, respectively, of our commercial multi-peril gross premiums written were attributable to property coverage. We intentionally wrote less commercial multi-peril business in each of 2000, 2001 and 2002 as we have substantially unbundled property and liability coverages for larger accounts and eliminated the use of this form for higher hazard grades. We intend to continue to write commercial multi-peril for smaller businesses, particularly through Seneca.

Surety involves three party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/ obligee) the fulfilment of some obligation on the part of the principal. The surety generally has a right to recover from the principal any losses or expenses paid to the third party.

Surety is generally classified into two broad types: contract bonds and commercial bonds. Contract bonds secure a contractor’s performance and/or payment obligation generally with respect to a construction project and are generally required by federal, state and local governments for public works projects. Our average contract bond amount was approximately $1.5 million in 2002, and had an average job length of approximately 1.3 years. Commercial bonds cover obligations typically required by law or regulation such as bail bonds and license and permit bonds. Bail bonds provide for the issuance of financial security to a court to guarantee the return at specific dates of a person facing criminal charges.

The following table illustrates the distribution of our total surety gross premiums written by type of coverage for the periods indicated:

	Years Ended			Three Months
	December 31,			Ended March 31,

	2000	2001	2002	2002	2003

Commercial bonds:
Bail	14.7%	23.2%	20.6%	21.7%	15.7%
Other	52.3	21.6	13.0	19.2	13.1
Contract bonds	33.0	55.2	66.4	59.1	71.2

	100.0%	100.0%	100.0%	100.0%	100.0%

Geographic distribution

We are licensed and currently write insurance in all 50 states. For the year ended December 31, 2002, our top ten states represented 72.3% of direct written premiums. The following table displays the distribution of our direct premiums written by state as a percent of total direct written premiums for the periods indicated:

	Years Ended December 31,

	2000	2001	2002

California	8.1%	15.3%	15.6%
New York	11.0	10.4	12.0
Florida	12.3	11.3	11.4
Texas	6.3	5.9	7.1
New Jersey	6.5	6.4	6.1
Pennsylvania	6.0	6.7	6.0
Illinois	4.4	5.5	5.9
Massachusetts	4.3	3.5	3.8
Colorado	3.1	2.7	2.6
Georgia	2.0	2.0	1.8
All other states[1]	36.0	30.3	27.7

	100.0%	100.0%	100.0%

(1) No other state comprised more than 1.8% of 2002 total direct premiums written.

Methods of distribution and business development

We depend on producers to provide us with access to a wide range of business opportunities. Our ability to develop strong and mutually beneficial relationships, and successfully market our products and services to producers, is paramount to our success. All of our business is distributed through approximately 1,000 producers located throughout the United States. We intend to continue to expand our producer force. We offer our producers underwriting expertise and timely policy processing, which assists them in placing business in overlooked markets. Our service extends to loss control and claims services, particularly on large accounts where this expertise is highly valued by both the producer and the insured.

Our producers generally fall into three categories: independent agents and brokers, national brokers, and wholesale brokers. Each of these channels has its own distinct distribution characteristics and customers. Independent agents and brokers generally operate in a limited geographic region. These producers often focus on smaller to mid-size accounts. National brokers generally have a significant number of locations throughout the United States and target larger risks requiring complex insurance analysis and placement. Our policies with these producers tend to be large, loss rated casualty products and excess property policies. Wholesale brokers primarily produce business that retail agents and brokers have difficulty placing because it is unique, unusual or hazardous.

Since our operating company management team was appointed in late 1999, we have significantly refined our producer business development strategy. We have:

•	established formal annual assessment criteria and business planning commitments for each of our larger producers, including financial performance, market and customer segment compatibility and growth expectations;

•	implemented new compensation structures offering incentives based on higher profitability thresholds and improved transaction efficiency;

•	refreshed our producer base appointing 666 new producers, which resulted in a significant increase in new business in 2002, and cancelled 454 independent agent and broker relationships due to lack of customer fit or inadequate profitability; and

•	entered into national broker and wholesale broker distribution channels, which accounted for approximately 73% of our new gross premiums written in 2002.

The following table illustrates the percentage of our business, other than bail bonds, from these categories of producers for the periods indicated:

	Years Ended December 31,

	2000	2001	2002

Independent agents and brokers	69.4%	55.0%	38.9%
National brokers	26.5	33.4	34.8
Wholesale brokers	4.1	11.6	26.3

	100.0%	100.0%	100.0%

The portion of our business from national brokers and wholesale brokers has grown significantly since 1999, consistent with our strategy to write larger risks, which favors individual risk underwriting. During 2002, we increased new business production by 11%, with 55% of the new business written by producers who were appointed since January 1, 2000. Our business strategy is designed to increase our gross premiums written through increasing volume with our existing producers as well as continuing to selectively add new appointments. The following table displays gross written premiums from new business by producer category for the periods indicated, excluding Seneca:

	Years Ended December 31,

(dollars in millions)	2000	2001	2002

Independent agents and brokers	$88.4	$154.5	$110.7
National brokers	63.6	155.0	169.6
Wholesale brokers	17.5	59.3	127.5

Total	$169.5	$368.8	$407.8

Pricing and underwriting

We adhere to a disciplined underwriting strategy that focuses on profitability without regard to premium growth or market share. Each policy is individually underwritten based on particular risk and class of business. We set prices based on these risk characteristics and consider other factors such as estimated frequency and severity of expected losses, the expenses of producing the business and managing claims and an allowance for an underwriting profit. Our disciplined underwriting strategy may restrict our premium growth when market conditions do not meet our pricing and underwriting standards.

Our underwriting process is centrally controlled by product line executives in our head office, who have an average of approximately 27 years of experience in the insurance industry. Each executive is held accountable for the underwriting results of his or her line of business. Underwriting authority levels are established based on characteristics such as class of business, hazard grade and policy limit and are assigned based on the experience and expertise of the underwriter. Regional underwriting product line managers report to the head office executives on all underwriting matters. A significant amount of business is underwritten directly by underwriters in the head office. Large accounts, which typically include workers’ compensation, automobile, property and general liability coverage, are rated on individual loss history and projected loss patterns with the pricing developed in concert by field underwriting, head office underwriting and actuarial personnel.

Our business is either manually-rated or judgment-rated, depending generally on the size of the risk to be priced. Manual rating begins with a classification rate provided by an industry rating bureau. We then determine deviations from this rate based on the individual characteristics and loss history of the risk, as well as the desirability of the class of business. Judgment-rating is used where there is no appropriate classification rate, and the rate is developed entirely on the basis of the specific characteristics of the individual risk.

A significant amount of our property business currently is written in excess of one or more underlying insurance policies. Pricing of excess property business requires significant underwriting expertise. Pricing as a percentage of total insured values is also considered on this business. Inland marine is typically rated individually by the underwriter based on the characteristics of the risk and the class of business, without the use of an industry manual rate. Our underwriting of property also considers the aggregate exposures to natural catastrophic losses and attempts to mitigate such exposure. We monitor total insured values in areas most susceptible to a hurricane or earthquake event, and use sophisticated modeling software to quantify the probable maximum loss on such events. Catastrophe exposure is also considered when pricing individual property risks.

A significant portion of our business is large enough to be rated on its own loss history. This loss rated business is within the automobile, general liability and workers’ compensation lines of business, and includes guaranteed cost policies, where policy premiums are fixed, and loss sensitive rating programs where the ultimate costs to the insured are dependent upon its loss experience. The underwriting of larger loss rated business requires approval by head office underwriting and actuarial personnel. Loss sensitive business includes retrospectively rated policies in which premiums are adjusted based on the actual loss experience of the insured, and large deductible policies where the insured must reimburse the company for any losses below the deductible, which is typically $100,000 or greater. Both of these loss sensitive products expose us to potential credit risk since we may be due payment from the insured after coverage has been provided. Loss sensitive policies are subject to extensive financial analysis prior to binding, and generally require that the insured provide collateral as a condition to our writing the policy.

Surety underwriting requires significant financial analysis, as well as underwriting expertise. Collateral is often required as a condition to writing the bond. In our bail bond business, we deal with one agent, who in turn deals with a significant number of agents nationally. These obligations are secured by both the one agent we deal with and its agents. We must approve, prior to binding, all bail bonds with values in excess of $500,000.

We closely monitor underwriting on an on-going basis to enforce compliance with standards throughout the field organization. A premium register, which lists each policy processed on the prior day, is distributed daily to senior management and to the head office underwriting executives. We review these reports regularly and the underwriting executive or field underwriter is asked to justify any policy which may be inconsistent with our established underwriting standards. On larger policies, a more detailed underwriting summary sheet is prepared and distributed to senior management and the head office underwriting executives on a timely basis. This report identifies the insured name, line of business, policy premium, commission, prior loss history and other relevant information relating to the underlying risk. Each of our Chief Executive Officer and President at the operating company level regularly interact with the underwriting executive throughout the underwriting process and review the premium register and underwriting summary sheets on a daily basis. A detailed price monitoring process is conducted by actuarial personnel, with region and line of business pricing results released on a weekly and monthly basis. These pricing results include price increases on policies that are renewed and new business prices versus established targets that are intended to produce an underwriting profit. Large accounts which are rated based on their own loss history are monitored separately with an expected combined ratio quantified for each account.

Catastrophe management

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, tornados, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires, and unnatural catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, tornados, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance. For example, the terrorist attacks on September 11, 2001 caused losses in several of our lines, including business interruption, business personal property and workers’ compensation.

Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have, from time to time, passed legislation that has the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

We closely monitor catastrophe exposure on an individual risk and book of business basis. Each property risk is written with an occurrence limit and every policy with catastrophe exposure has a significant minimum deductible for the catastrophe exposure. A catastrophe risk analysis is run on each account with catastrophe exposure to assess the potential loss.

On a book of business basis, we monitor our aggregate exposure each month. We run an extensive catastrophe model each quarter to assess our probable maximum loss on both a 250 year and 100 year event basis. Our property catastrophe reinsurance program is designed to protect us in the event these catastrophes occur.

After September 11, 2001, we began to monitor our concentration of workers’ compensation exposures more carefully. We developed a database to track employee counts by zip code for locations with 100 or more employees including any employee exposure in eight major cities identified by industry sources as having increased exposure to earthquake and/or terrorism. This monitoring was enhanced during the fourth quarter of 2002 to expand the required data elements tracked before a workers’ compensation policy can be booked and issued. Now all employees at all locations can be captured including the maximum number of employees on a site per shift. Accumulations are managed by zip code and monitored during the quoting process. Employee concentration exposures are updated weekly.

Claims management

We believe that our claims management practices and philosophy provide us with an advantage over our competition. We have developed claims cost management methodologies designed to monitor, control and measure all aspects of the claims resolution process. We also have developed and implemented competitive medical management and managed care programs to control workers’ compensation claim costs. Our claims management philosophy emphasizes:

•	maintenance of timely and adequate reserves for claims, and the cost effective delivery of claims services by controlling losses and LAE;

•	financial integrity through the employment of investigative specialists who attempt to limit fraudulent claims activity and a program to pursue appropriate subrogation and recovery opportunities; and

•	exceptional customer service whereby we apply our resources to make timely investigation and resolution of customer claims.

Since 1999, the new management team at our operating companies has initiated a number of organizational and process improvements relating to claims management, including:

•	restructuring our regional offices to consolidate the management of claims from 20 claims centers to eight offices in our largest markets and, in the process, performed a detailed review of claim files and made adjustments where necessary, closing many older files:

•	establishing claims reserves more quickly for casualty lines to recognize the full extent of a loss as soon as possible based on available information; and

•	more aggressively targeting for settlement older claims involving umbrella, general liability and commercial automobile.

Substantially all claims are handled by our regional offices, with the exception of umbrella, high value casualty and large property claims, which are handled in our home office. As of December 31, 2002, we had 349 employees dedicated to claims management and administration, 70 of whom were located at our headquarters principally providing supervisory and control functions. These employees include adjusters, litigation specialists, regional and corporate claims management, line specialists and support staff. We regularly conduct internal reviews and audits to monitor the regional offices’ adherence to claim policies and procedures, the adequacy of case reserves, LAE, productivity and service standards.

We continue to emphasize a specialized approach to managing our exposure to asbestos, environmental and other latent claims. We employ The RiverStone Group, a Fairfax affiliate solely focused on providing claim and reinsurance recovery services with respect to asbestos, environmental and other latent exposure claims to the Fairfax group of companies. Prior to its acquisition by Fairfax in 1999, RiverStone had already acquired significant experience in specialized claims and reinsurance recovery services of latent exposures.

Reserves

Property and casualty insurers establish reserves to provide for future amounts needed to pay claims with respect to insured events that have occurred, including events that have not yet been reported to the insurer. Reserves are also established for LAE, representing the estimated expenses of adjusting claims, including legal and other fees, and general expenses of administering the claims settlement process.

After a claim is reported, where appropriate, our claims personnel establish a “case reserve” for the estimated amount of the ultimate loss payment. The estimate reflects the informed judgment of management based on reserving practices and management’s experience and knowledge regarding the nature and value of the specific type of claim with the goal of setting reserves at the ultimate expected loss amount as soon as possible as information becomes available. Claims personnel review and update their estimates as additional information becomes available and claims proceed towards resolution. In addition, reserves are also established on an aggregate basis for losses incurred but not reported to the insurer and for potential further loss development on reported claims, including LAE.

We derive estimates for unreported claims and development on reported claims principally from actuarial analyses of historical patterns of loss development by accident year for each type of exposure and market segment. Similarly, we derive estimates of unpaid LAE principally from actuarial analyses of historical development patterns of the relationship of LAE to losses for each line of business and type of exposure. The significant changes we have made to our operations since 1999 make it more difficult to accurately estimate our potential losses. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. As we review our reserves, we stress actuarial methodologies that recognize these new directions by line of business. We compare historical and current case, settlement and payment patterns by line to establish loss patterns that recognize the new development patterns and retention levels.

The process of estimating loss reserves is imprecise due to a number of variables. These variables are affected by both internal and external events such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. We continually refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We reflect adjustments to reserves in the results of operations in the periods in which the estimates are changed. In establishing reserves, we take into account estimated recoveries for reinsurance, salvage and subrogation. The aggregate reserves are also reviewed at least annually by a nationally recognized actuarial firm.

We discount long-term disability payments under our workers’ compensation policies using a maximum interest rate of 5%. The amount of discount was $107.1 million, $102.7 million and $100.6 million at December 31, 2001, December 31, 2002 and March 31, 2003, respectively.

Our internal actuaries conduct a full reserve study using generally accepted actuarial methods every six months from which point estimates of ultimate losses and LAE by line of business are selected. These “target” loss ratios are used to determine loss and allocated loss adjustment expense expectations each month by accident year within each line of business. Each month reported losses are evaluated against these expectations to evaluate our loss emergence trends.

Using this process, during the first quarter of 2003 we measured net reported loss and loss expense reserves against our expectations for each month of the quarter by line of business. We found that workers’ compensation reported losses were indicating adverse emergence in many of the years, largely offset by the umbrella and property lines. General liability and automobile liability reported losses were emerging close to expected for the quarter. Although, in total, non-latent reported losses were developing as expected for the quarter, we are continuing to watch these trends, especially workers’ compensation, in light of growth trends in California.

Loss development data

The table below presents a reconciliation of the net liability for unpaid losses and LAE for the periods indicated:

				Three Months
	Years Ended December 31,			Ended March 31,

(dollars in millions)	2000	2001	2002	2002	2003

Gross unpaid losses and LAE, beginning of period	$3,492.4	$3,306.7	$3,423.8	$3,423.8	$3,225.9
Less ceded unpaid losses and LAE	1,304.9	1,570.1	1,876.3	1,876.3	1,756.4

Net unpaid losses and LAE, beginning of period	2,187.5	1,736.6	1,547.5	1,547.5	1,469.5

Seneca net unpaid losses and LAE at acquisition	45.5	-	-	-	-
Losses and LAE incurred related to:
Current year	346.8	416.1	442.1	108.5	118.4
Prior years	32.1	183.1	21.3	0.9	1.3

Total losses and LAE incurred	378.9	599.2	463.4	109.4	119.7

Paid losses and LAE related to:
Current year	127.6	121.2	93.8	7.9	10.3
Prior years	747.7	667.1	447.6	164.2	106.9

Total losses and LAE paid	875.3	788.3	541.4	172.1	117.2

Net unpaid losses and LAE, end of period	1,736.6	1,547.5	1,469.5	1,484.8	1,472.0
Ceded unpaid losses and LAE	1,570.1	1,876.3	1,756.4	1,909.1	1,725.2

Gross unpaid losses and LAE, end of period	$3,306.7	$3,423.8	$3,225.9	$3,393.9	$3,197.2

Reserves for losses and LAE were increased in each year based on the latest actuarial estimates. The components of development of prior years’ loss and LAE reserves are as follows for the periods indicated:

	Years Ended December 31,

(dollars in millions)	2000	2001	2002

General liability	$35.9	$224.2	$(17.3)
Workers’ compensation	51.2	31.8	42.3
Commercial auto liability	48.4	81.6	25.0
Commercial multi-peril	14.6	81.8	(34.1)
Other	(2.2)	1.7	13.7

Total unfavorable development before benefit of corporate aggregate reinsurance	147.9	421.1	29.6
Impact of corporate aggregate reinsurance	(115.7)	(238.0)	(8.3)

Net unfavorable development	$32.2	$183.1	$21.3

Adverse development in calendar year 2002 was $29.6 million before benefit of corporate aggregate reinsurance. This includes $67.8 million for asbestos, environmental and other latent liabilities, which was driven by increases in several large asbestos accounts due to adverse trends in asbestos discussed further below. In addition, reserves for certain non-latent liabilities primarily in the commercial auto liability and workers’ compensation lines continued to develop adversely reflecting prior year adverse underwriting and pricing. The adverse development was partially offset by favorable emergence in accident years 1992 and prior for non-latent liabilities primarily in workers’ compensation, general liability and commercial multi-peril lines.

Adverse development was $421.1 million in calendar year 2001 and $147.9 million in calendar year 2000 before benefit of corporate aggregate reinsurance. This includes $74.5 million in calendar year 2001 and $36.5 million in calendar year 2000 for asbestos, environmental and other latent liabilities, which was driven by increases in several large asbestos accounts due to adverse trends in asbestos discussed further below. In addition, reserves for non-latent liabilities in the general liability, commercial auto liability, commercial multiple peril and workers’ compensation lines developed adversely in accident years 1995 through 1999. This adverse development was concentrated mostly in accident years 1998 and 1999 prior to the arrival of the new operational management team.

We also establish reserves to provide for estimated amounts recoverable from our reinsurers which they may be unable or unwilling to pay. We evaluate the creditworthiness of reinsurers, their anticipated interpretation of the applicability of reinsurance agreements to certain types of claims or exposures, and our collections experience.

In general, asbestos, environmental and other latent liability claims may give rise to reinsurance collectibility issues both because of their inherent complexity and attendant issues and because these exposures arise under insurance policies that, in many cases, were written decades ago, when we used a large number of reinsurers, some of which subsequently encountered financial difficulties. As reserves for asbestos, environmental and other latent liability exposures were increased, we also increased reserves, where appropriate, for uncollectible reinsurance. Reserves for uncollectible reinsurance were $38.3 million at December 31, 2001, $35.5 million at December 31, 2002 and $39.1 million at March 31, 2003.

The following loss and LAE reserve development table illustrates the development of balance sheet liabilities from 1992 through 2002 and the subsequent changes in those reserves, presented on a historical basis. The first line of the table is the estimated liability for unpaid losses and LAE, net of reinsurance recoverable, recorded at the balance sheet date for each year. The lower section of the table shows the updated amount of the previously recorded liability based on experience as of the close of each succeeding year. Care must be taken to avoid misinterpretation by those unfamiliar with this information or familiar with other data commonly reported by the insurance industry. The accompanying data is not accident year data, but rather a display of 1992 to 2002 year-end reserves and the subsequent changes in those reserves.

Ten Year Analysis of Consolidated Loss and LAE Development

Presented Net of Reinsurance with Supplemental Gross Data

	Year Ended December 31,

(dollars in millions)	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Reserves for unpaid losses and LAE	$2,357	$2,292	$2,168	$2,184	$2,385	$2,383	$2,492	$2,188	$1,737	$1,547	$1,470
Cumulative paid as of:
One year later	499	565	555	502	561	564	664	744	667	448
Two years later	937	964	923	876	949	1,050	1,220	1,280	1,012
Three years later	1,273	1,243	1,208	1,153	1,315	1,479	1,627	1,541
Four years later	1,479	1,449	1,394	1,432	1,648	1,767	1,893
Five years later	1,643	1,588	1,593	1,689	1,836	1,974
Six years later	1,736	1,730	1,791	1,828	1,993
Seven years later	1,863	1,882	1,897	1,958
Eight years later	1,998	1,973	2,006
Nine years later	2,076	2,070
Ten years later	2,163
Liability re-estimated as of:
One year later	2,351	2,300	2,273	2,358	2,390	2,550	2,507	2,220	1,920	1,569
Two years later	2,400	2,355	2,401	2,331	2,549	2,555	2,496	2,407	1,939
Three years later	2,428	2,460	2,372	2,460	2,542	2,546	2,561	2,425
Four years later	2,520	2,424	2,468	2,449	2,539	2,561	2,574
Five years later	2,492	2,508	2,450	2,448	2,550	2,577
Six years later	2,572	2,478	2,449	2,454	2,552
Seven years later	2,540	2,478	2,450	2,442
Eight years later	2,539	2,478	2,433
Nine years later	2,536	2,448
Ten years later	2,504
Cumulative redundancy/(deficiency)	(147)	(156)	(265)	(258)	(167)	(194)	(82)	(237)	(202)	(22)
End of year:
Gross liability		3,160	2,948	3,240	3,417	3,563	3,597	3,492	3,307	3,424	3,226
Reinsurance recoverable		868	780	1,056	1,032	1,180	1,105	1,304	1,570	1,877	1,756
Net liability		2,292	2,168	2,184	2,385	2,383	2,492	2,188	1,737	1,547	1,470
One year later:
Gross re-estimated liability		3,347	3,447	3,478	3,638	3,705	3,712	3,665	3,682	3,471
Re-estimated reinsurance recoverable		1,047	1,174	1,120	1,248	1,155	1,205	1,445	1,762	1,902
Net re-estimated liability		2,300	2,273	2,358	2,390	2,550	2,507	2,220	1,920	1,569
Two years later:
Gross re-estimated liability		3,801	3,633	3,662	3,766	3,783	3,833	3,999	3,679
Re-estimated reinsurance recoverable		1,446	1,232	1,331	1,217	1,228	1,337	1,592	1,740
Net re-estimated liability		2,355	2,401	2,331	2,549	2,555	2,496	2,407	1,939

	Year Ended December 31,

(dollars in millions)	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

Three years later:
Gross re-estimated liability		3,964	3,812	3,766	3,829	3,867	4,039	3,989
Re-estimated reinsurance recoverable		1,504	1,440	1,306	1,287	1,321	1,478	1,564
Net re-estimated liability		2,460	2,372	2,460	2,542	2,546	2,561	2,425
Four years later:
Gross re-estimated liability		4,123	3,879	3,824	3,904	3,966	4,012
Re-estimated reinsurance recoverable		1,699	1,411	1,375	1,365	1,405	1,438
Net re-estimated liability		2,424	2,468	2,449	2,539	2,561	2,574
Five years later:
Gross re-estimated liability		4,184	3,932	3,892	3,962	3,946
Re-estimated reinsurance recoverable		1,676	1,482	1,444	1,412	1,369
Net re-estimated liability		2,508	2,450	2,448	2,550	2,577
Six years later:
Gross re-estimated liability		4,227	3,995	3,930	3,934
Re-estimated reinsurance recoverable		1,749	1,546	1,476	1,382
Net re-estimated liability		2,478	2,449	2,454	2,552
Seven years later:
Gross re-estimated liability		4,289	4,023	3,890
Re-estimated reinsurance recoverable		1,811	1,573	1,448
Net re-estimated liability		2,478	2,450	2,442
Eight years later:
Gross re-estimated liability		4,317	3,981
Re-estimated reinsurance recoverable		1,839	1,548
Net re-estimated liability		2,478	2,433
Nine years later:
Gross re-estimated liability		4,263
Re-estimated reinsurance recoverable		1,815
Net re-estimated liability		2,448
Gross cumulative redundancy/(deficiency)		(1,103)	(1,033)	(650)	(517)	(383)	(415)	(497)	(372)	(47)	-

Asbestos, environmental and other latent exposures

General latent exposure

We wrote general liability, commercial multi-peril and umbrella policies under which our policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other latent claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding asbestos liabilities. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/ reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in many cases have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify latent exposures. As a result, conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims because of inadequate development patterns and inconsistent emerging legal doctrine.

In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims. Since 1985, we have had a specialized claims unit dedicated to the management and settlement of latent claims. In 2000, we entered into an agreement with RiverStone, a subsidiary of Fairfax, for claims handling services for latent claims. RiverStone’s latent claim staff focuses on defending us as well as others against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the members of this staff are experienced attorneys.

The following is an analysis of our gross and net reserves from latent exposures at year-end 2000, 2001, and 2002 and the movement in gross and net reserves for those years (before benefit of corporate aggregate reinsurance):

	2000		2001		2002

(dollars in millions)	Gross	Net	Gross	Net	Gross	Net

Unpaid latent losses and LAE, beginning of year	$650.3	$387.5	$555.7	$350.6	$566.1	$380.2
Latent losses and LAE incurred during the year	44.8	36.5	88.7	74.5	68.8	67.8
Latent losses and LAE paid during the year	139.4	73.4	78.3	44.9	57.3	49.1

Unpaid latent losses and LAE, end of year	$555.7	$350.6	$566.1	$380.2	$577.6	$398.9

In 2000, there was a buyback and cancellation of a major latent exposure policy. We believe that this buyback was beneficial to us; however, because a buyback and cancellation constitutes a prepayment of the covered claims, the effect on the preceding table is to create an unrepresentative amount of paid claims in the year of the buyback.

Asbestos claim exposure

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The litigation environment has become increasingly adverse. More than half of the lawsuits filed in recent years have been filed in five plaintiff-oriented states, where significant verdicts historically have been rendered against commercial defendants. We believe that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this evident increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 60 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional insureds may become targets in the future and in predicting the total number of asbestos claimants.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability. Increasingly, insureds have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as “non-products” or attempting to reclassify previously resolved claims as non-products claims. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases, which are favorable to us, but which could result in settlements earlier and for larger amounts than originally expected. As they have done in the past, RiverStone will continue to aggressively pursue settlement opportunities.

The following is an analysis of our gross and net reserves from asbestos exposures as at December 31, 2000, 2001, and 2002 and the movement in gross and net reserves for those years (before benefit of corporate aggregate reinsurance):

	2000		2001		2002

(dollars in millions)	Gross	Net	Gross	Net	Gross	Net

Unpaid asbestos losses and LAE, beginning of year	$310.0	$164.4	$271.2	$174.1	$298.2	$228.1
Asbestos losses and LAE incurred during the year	31.9	39.3	77.8	69.2	104.7	67.6
Asbestos losses and LAE paid during the year	70.7	29.6	50.8	15.2	32.0	30.9

Unpaid asbestos losses and LAE, end of year	$271.2	$174.1	$298.2	$228.1	$370.9	$264.8

Our asbestos exposure is related mostly to insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premise owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. We are experiencing an increase in asbestos claims on first layer umbrella policies.

The following table presents an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

Attachment Point	Estimated % of	Estimated % of
(dollars in millions)	Total Policies	Total Policy Limits

$0 to $1	84%	66%
$1 to $10	13	26
$10 to $20	1	2
$20 to $50	1	3
Above $50	1	3

Total	100%	100%

Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, we evaluate our asbestos exposure on an insured-by-insured basis. Since the mid-1990s, we have utilized sophisticated, non-traditional methodologies, which draw upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including the role of any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; the potential role of other insurance; and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable legislation in the future.

In addition to estimating liabilities for reported asbestos claims, we estimate reserves for claims incurred but not reported. The claims incurred but not reported reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as the number of coverage years.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, we estimate the amount ceded to reinsurers by reviewing the applicable treaty reinsurance, and examining past ceded claim experience.

The following table presents the carried gross reserves by insured category:

						Average
	Number of	% of Total	Total		% of Total	Reserve
(dollars in millions)	Accounts	2002 Paid	Reserves		Reserves	per Account

Accounts with settlement agreements:
Structured settlements	1	0.0%	$1.9		0.5%	$2
Coverage in place	3	5.0	31.3		8.4	10

Total	4	5.0	33.2		8.9	8
Other open accounts:
Active[1]	129	91.0	183.3		49.4	1
Not active	316	3.3	67.2		18.1	0

Total	445	94.3	250.5		67.5	1
Additional unallocated IBNR			72.1		19.5

Total direct unpaid losses and LAE	449	99.3	355.8	[2]	95.9
Assumed reinsurance		0.7	15.1	[3]	4.1

Total gross unpaid losses and LAE		100.0%	$370.9		100.0%

(1) Accounts with any past paid indemnity.

(2) Includes $22.2 million that is reinsured with an affiliated company.

(3) Represents amounts that are reinsured with an affiliated company.

Reflecting our historical underwriting profile, we have only a handful of settlement agreements in place as the vast majority of our asbestos claims arise from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed as evidenced by the low average gross reserve amount per account. We are the lead insurer on less than 10% of our reported asbestos claims. Reserves for each of the open accounts are established based on an exposure analysis as described above. Additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past.

Recently, there have been numerous bankruptcies of insureds stemming from an increase in asbestos claimants and the number of such bankruptcies now totals some 60 companies. The following table presents an analysis of our exposure to these entities and shows the potential future exposure:

	Number of	Remaining
(dollars in millions)	Bankruptcies	Policy Limits

No insurance coverage issued to policyholder	44	$-
Accounts resolved	13	-
No exposure due to asbestos exclusions	0	-
Potential future exposure	3	16

Total	60	$16

As part of the overall review of our asbestos exposure, we compare our level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and LAE reserves (including IBNR) at December 31 divided by the average paid loss and LAE for the past three years. The resulting ratio is a simple measure of the number of years it would be before the year end loss and LAE reserves would be exhausted using recent payment run rates. The higher the ratio, the more years the loss and LAE reserves cover. We make two adjustments to our survival ratios. First, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, we exclude those outstanding loss reserves and historical loss payments; and second, additional reinsurance coverage that will protect any adverse development of the reported reserves is considered. The following table presents both the unadjusted and adjusted asbestos survival ratios:

		Amounts	Amounts
		Subject to	Net of
		Settlement	Settlement
(dollars in millions)	Reported	Agreements	Agreements

Net unpaid losses and LAE	$264.8	$11.6	$253.2
3-year average net paid losses and LAE	$25.2	$8.7	$16.5
3-year survival ratios (before remaining corporate aggregate reinsurance protection)	10.5		15.3
3-year survival ratios (after remaining corporate aggregate reinsurance protection)	18.4		27.4

The survival ratio after remaining corporate aggregate reinsurance protection includes the remaining limits of $200.0 million available for adverse development of asbestos liabilities. There would be additional premium payable should these remaining limits be utilized.

Another industry benchmark that we review is the relationship of asbestos loss and LAE reserves to the estimated ultimate asbestos loss— i.e., the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are presented in the following table:

	Net

	% of Total

Crum & Forster (dollars in millions)
Paid loss and LAE as of December 31, 2002	$208.4	44%
Reserves (case and IBNR as of December 31, 2002)	264.8	56

Ultimate loss and LAE as of December 31, 2002	$473.2	100%

Industry, as represented by A.M. Best[1] (dollars in billions)
Paid loss and LAE as of December 31, 2001	$24	37%
Reserves (case and IBNR as of December 31, 2001)	41	63

Ultimate loss and LAE as of December 31, 2001	$65	100%

(1)	Extracted from A.M. Best Report dated October 28, 2002. This report stated that the industry had paid $24 billion on asbestos losses as of December 31, 2001, or about 37% of A.M. Best’s total ultimate industry loss estimate of $65 billion.

In May 2001, A.M. Best raised its estimate of ultimate asbestos losses for the property/ casualty industry to $65 billion, from its 1997 estimate of $40 billion. Based on the fact that the industry had cumulative paid-to-date losses of $24 billion, A.M. Best estimated that the industry would pay an additional $41 billion in the future to resolve its asbestos liabilities, or about 63% of its indicated ultimate asbestos loss as of December 2001. This is in contrast to the 35% ratio based on actual reserves reported by the industry at that time.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2002 are appropriate based upon known facts, current law, and management’s judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims, which may result in changes in these estimates as new information emerges. Among these are the following: the unpredictability inherent in litigation, any impact from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any effects from future legislation. Based on published projections, we expect that we will continue receiving asbestos claims at the current rate for at least the next several years.

In the first quarter of 2003, we have continued to see the emergence of the trends noted above, including increased number of claimants filing asbestos claims against our insureds, increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of insureds asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. We are currently studying these trends and updating our detailed exposure analysis. Due to the inherent uncertainties described above, our ultimate liability for asbestos claims may vary substantially from the amount currently recorded.

Environmental pollution exposure

Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by “potentially responsible parties” (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs did not expressly cover the costs of pollution cleanup. Pollution was not a recognized hazard at the time many of these policies were issued. Over time judicial interpretations in many cases have found that the scope of coverage of the policies included pollution exposure. Since 1986, however, most general liability policies exclude coverage for such exposures.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Bush administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within our operating companies, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, RiverStone has resolved the majority of disputes with respect to insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

The following is an analysis of our gross and net reserves from environmental exposures as at December 31, 2000, 2001, and 2002 and the movement in gross and net reserves for those years:

	2000		2001		2002

(dollars in millions)	Gross	Net	Gross	Net	Gross	Net

Unpaid environmental losses and LAE, beginning of year	$262.8	$167.2	$232.6	$145.4	$217.8	$124.8
Environmental losses and LAE incurred during the year	11.7	(3.0)	7.9	2.1	(34.8)	(3.1)
Environmental losses and LAE paid during the year	41.9	18.8	22.7	22.7	19.8	15.9

Unpaid environmental losses and LAE, end of year	$232.6	$145.4	$217.8	$124.8	$163.2	$105.8

Many insureds have presented claims against us for defense costs and for indemnification in connection with environmental pollution matters. As with asbestos reserves, exposure for environmental pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used to establish environmental reserves is similar to that used for asbestos liabilities.

In the course of performing these individual insured assessments the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated.

The following table presents our environmental survival ratios based on net loss and LAE reserves at December 31, 2002:

(dollars in millions)

Net unpaid losses and LAE	$105.8
3-year average net paid losses and LAE	$19.1
3-year survival ratio	5.5

Other latent exposure

In addition to asbestos and environmental pollution, we face exposure to other types of mass tort claims. These other latent claims include chemical products, lead paint, tobacco, mold and pharmaceutical products.

The following is an analysis of our gross and net reserves from other latent exposures as at December 31, 2000, 2001, and 2002 and the movement in gross and net reserves for those years:

	2000		2001		2002

(dollars in millions)	Gross	Net	Gross	Net	Gross	Net

Unpaid other latent losses and LAE, beginning of year	$77.6	$55.9	$52.0	$31.1	$50.1	$27.3
Other latent losses and LAE incurred during the year	1.2	0.3	3.0	3.2	(1.1)	3.3
Other latent losses and LAE paid during the year	26.8	25.1	4.9	7.0	5.5	2.3

Unpaid other latent losses and LAE, end of year	$52.0	$31.1	$50.1	$27.3	$43.5	$28.3

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. We set reserves for other latent exposures at a selected survival ratio (currently using 10 years) and select a gross to net ratio based on the gross to net ratio of historical payments.

Summary

Management believes that the asbestos, environmental and other latent reserves reported at December 31, 2002, are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These latent reserves are continually monitored by management and reviewed by independent consulting actuaries. New developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the latent exposures. Due to the inherent uncertainties described above, our ultimate liability for asbestos, environmental and other latent claims may vary substantially from the amount currently recorded.

Reinsurance

In order to control our exposure to losses and protect our capital resources, we cede a portion of our gross policy premiums to reinsurers in exchange for the reinsurer’s agreement to share a portion of the covered losses. The purchase of reinsurance does not discharge us from our primary liability to our policyholders. The net liability we retain on individual risks varies by product and by the nature of the risk. Insured liabilities can be reinsured either by treaty, wherein reinsurers agree in advance to provide coverage above retained limits or for a specified percentage of losses attributable to specific policies, or by facultative arrangements, wherein reinsurance is provided for individual risks based on individual negotiations.

As of May 1, 2003, our reinsurance coverages for policies we are currently writing were as follows:

		Maximum
		Reinsured
(dollars in millions)	Our Retention	Limits[1]

General liability:
Umbrella	$3.0	$22.0
Directors’ and officers’ liability— primary policies	2.0	8.0
Directors’ and officers’ liability— excess policies	Variable Quota Share [2]	8.0
Workers’ compensation	2.0	183.0
Property	2.0	23.0
Surety per principal	7.5	7.5
Surety per bond— commercial	80% Quota Share[3]	4.0
Surety per bond— contract	Variable Quota Share [4]	27.1

(1)	Represents the amount of loss protection above our net retention on an excess of loss basis unless otherwise noted. Certain layers within these reinsured limits are subject to aggregate limits and reinstatement provisions.

(2)	We retain 40% of policy limits up to $5 million and 20% of policy limits excess of $5 million up to $10 million.

(3)	Our maximum retention is 80% of $20 million or $16 million. The average retention at May 1, 2003 was $0.2 million per policy.

(4)	Our percentage retention varies based on bond limit, from 80% of bond limits up to $2 million to 22.5% of bond limits excess of $15 million up to $35 million. The average retention at May 1, 2003 was 66% or $1.4 million per bond.

We manage our exposure to catastrophes by monitoring the accumulation of insured value in catastrophe-prone areas. Our property catastrophe reinsurance treaty protects us in the event of property losses arising from one defined catastrophic occurrence or series of events. This treaty provides $295.0 million of aggregate coverage in excess of our $25.0 million retention level. We have an approximate 2.8% co-participation on the reinsured layer, which amounts to an additional retained loss of $8.2 million in the event that the entire treaty limit is utilized. Under certain conditions, we may recover $22.5 million of the $25.0 million net retention per occurrence.

We have purchased terrorism coverage for TRIA-certified events from ORC Re, a subsidiary of Fairfax, effective March 19, 2003 through December 31, 2003, which reduces our retention from that based on the Fairfax 2002 direct earned premium (Fairfax’s deductible is approximately $182 million) as prescribed by TRIA, to an amount based on our pro forma stand alone direct earned premium (pro forma deductible is approximately $60 million).

In 2001, we put in place two aggregate stop loss treaties to protect us from adverse development of prior years’ loss and LAE reserves. One treaty provides $400.0 million of coverage for 2000 and prior accident years. At December 31, 2002, $180.0 million of the limit was available (of which $100 million is available for asbestos claims), with additional premiums payable if the remaining limit is used. The second treaty provides $100.0 million of coverage for accident periods prior to August 13, 1998, the date we were acquired by Fairfax. At December 31, 2002, $100.0 million of the limit was available (all of which is available for asbestos claims), with additional premiums required if the remaining limit is used. These treaties are accounted for as retroactive reinsurance.

In 2000, we put in place an aggregate stop loss treaty to protect us from losses in accident years 2000, 2001 and 2002, for which we ceded $26.3 million, $29.7 million, and $32.3 million of premiums, respectively. We have exhausted the limit for 2000 and have remaining limits of $55.1 million and $96.3 million for 2001 and 2002, respectively. A domestic reinsurer was the sole subscribing reinsurer during the 2000 contract year. The reinsurance agreement was retroceded during 2000 to ORC Re, a wholly owned subsidiary of Fairfax, and for years 2001 and 2002 ORC Re is the sole subscribing reinsurer. This treaty provides coverage for losses in accident year 2001 that exceed 73% of our net earned premiums in 2001 and losses in accident year 2002 that exceed 70% of our net earned premiums in 2002. In each of accident years 2001 and 2002, our coverage is limited to the lesser of 15% of our net earned premiums in the relevant year and $150 million. This treaty is accounted for as prospective reinsurance.

Operating company management and Fairfax believed it prudent to have this aggregate stop loss reinsurance in place while our operating company management initiatives were being implemented. We have not purchased, and do not intend to purchase, any corporate aggregate reinsurance to protect us from losses on premiums earned in 2003.

Reinsurance recoverables, net of uncollectible reinsurance reserves, were $2.1 billion as of December 31, 2001, $2.0 billion as of December 31, 2002 and $2.0 billion as of March 31, 2003. We regularly review our reserves for uncollectible reinsurance. Included in net reinsurance recoverables at March 31, 2003 are reserves for uncollectible paid and unpaid reinsurance totaling $39.1 million.

Set forth below is a table showing the ten largest reinsurance recoverables by reinsurer as of March 31, 2003. Reinsurance recoverables from these reinsurers totaled approximately $1,474.1 million as of March 31, 2003, or 74% of reinsurance recoverable balances. Amounts recoverable from pools and associations and contingent obligations associated with structured settlements with life insurance companies amounted to an additional $173.7 million, or 9% of reinsurance recoverables, at March 31, 2003.

Reinsurer	A.M. Best		Security		Reinsurance	% of
(dollars in millions)	Rating[1]		Provided		Recoverables	Total

Inter-Ocean Reinsurance Company Limited[3]	A		$448.2	[2]	$ 386.7	19%
Ridge Reinsurance Limited		[4]	239.0	[2]	233.8	12
North American Specialty Insurance Company	A++		90.9	[6]	220.0	11
Federal Insurance Company	A++		63.8	[6]	172.0	9
TIG Insurance Company[5]	B+		-		154.2	7
Swiss Reinsurance America Corp.	A++		-		113.3	6
General Reinsurance Corp.	A++		-		77.1	4
American Re-Insurance Company	A+		-		41.5	2
ORC Re Limited[7]		[4]	39.2	[8]	39.5	2
Employers Reinsurance Corp.	A+		-		36.0	2
All other			77.0	[9]	525.6 [10,11]	26

Total reinsurance recoverables			$958.1		$1,999.7	100%

(1)	The A.M. Best rating system includes ratings of “A++” and “A+” (which are “Superior” ratings), “A” and “A-“ (which are “Excellent” ratings), “B++” and “B+” (which are “Very Good” ratings) and nine lower ratings categories.

  (2) Value of New York Reg. 114 compliant trust accounts (Trusts) as of March 31, 2003.

(3)	Inter-Ocean is fully reinsured under a retrocession agreement with American Re. Inter-Ocean has assigned its payment rights under the retrocession agreement to Crum & Forster.

  (4) Not rated.

(5)	Effective December 16, 2002, International Insurance merged with TIG Insurance Company, a Fairfax subsidiary. TIG Insurance Company had capital and surplus as of March 31, 2003 of $513.6 million. These recoverables arise principally from a restructuring in 1993, prior to Fairfax’s acquisition of Crum & Forster.

  (6) Funds held balances as of March 31, 2003.

  (7) ORC Re Limited is an affiliate of Fairfax.

  (8) Includes $19.9 million of letters of credit, $13.3 million of Trusts and $6.0 million of ceded payables.

  (9) Includes $74.7 million of letters of credit and $2.3 million of Trusts.

(10) 87% of these recoverables are from companies having an A.M. Best rating of “A-“ or better.

(11) Includes reserve for uncollectible reinsurance of $39.1 million.

Affiliated reinsurers

We have reinsurance agreements in effect with affiliates of Fairfax. As is the case with all reinsurance agreements, we bear credit risk regarding these agreements with respect to the reinsurer, both with respect to receivables reflected on our balance sheet as well as to contingent liabilities with respect to reinsurance protection on future claims. For the years ended December 31, 2000, 2001 and 2002, respectively, we ceded premiums of $10.1 million, $49.5 million and $63.8 million, respectively, to affiliates under these reinsurance contracts. The following table sets forth as of December 31, 2002 and March 31, 2003, reinsurance recoverables reflected on our balance sheet from affiliated reinsurers:

	At December 31, 2002				At March 31, 2003

	Total				Total
Affiliated Reinsurer	Reinsurance	Paid	Outstanding		Reinsurance	Paid	Outstanding
(dollars in millions)	Recoverable	Recoverable	Reserves[1]	Collateral	Recoverable	Recoverable	Reserves[1]	Collateral

Odyssey America Reinsurance Corporation	$5.0	$-	$5.0	$-	$5.9	$0.4	$5.5	$-
Odyssey Reinsurance Corporation	11.3	0.3	11.0	-	11.5	-	11.5	-
ORC Re Limited	39.2	-	39.2	37.2	39.5	-	39.5	39.2
Ranger Insurance Company	5.8	0.4	5.4	-	5.4	0.2	5.2	-
TIG Insurance Company	153.5	-	153.5	-	154.2	-	154.2	-

Total	$214.8	$0.7	$214.1	$37.2	$216.5	$0.6	$215.9	$39.2

(1) Includes case reserves and IBNR.

Investments

The following table summarizes the fair value of our investments by type of investment including cash and cash equivalents at the dates indicated:

	At December 31,		At
			March 31,	% of
(dollars in millions)	2001	2002	2003	Total

United States government and government agencies and authorities	$832.4	$1,103.0	$1,210.6	48.3%
States, municipalities and political subdivisions	9.7	10.1	10.0	0.4
Foreign governments	1.0	1.1	1.1	-
Public utilities	323.9	326.5	102.9	4.1
All other corporate	684.3	530.9	383.1	15.4

Total fixed income securities	1,851.3	1,971.6	1,707.7	68.2
Preferred stock	-	9.4	8.3	0.3
Common stocks	134.8	182.6	206.0	8.2
Other invested assets	20.4	49.9	55.3	2.2
Cash and cash equivalents	273.6	209.1	527.7	21.1

Total	$2,280.1	$2,422.6	$2,505.0	100.0%

As of March 31, 2003, we held investments, including cash and cash equivalents, totaling $2.5 billion. The significant holding of cash and cash equivalents as of that date, representing 21.1% of our total investment portfolio, provides additional liquidity in consideration of the comparatively long duration of our fixed income portfolio. Our overall investment strategy is to maximize the total return of the portfolio while prudently preserving invested capital for protection of policyholders and providing sufficient liquidity for the payment of claims and other policy obligations. Our investment policy provides the flexibility to implement this strategy.

Our investments are managed by Hamblin Watsa, a subsidiary of Fairfax. See “Certain relationships and related transactions—Investment agreements.” Our investment guidelines, set forth in the investment agreements between our operating subsidiaries and Hamblin Watsa and implemented by Hamblin Watsa, stress preservation of capital, market liquidity, diversification of risk and long-term, value-oriented style. Specific provisions are as follows:

•	Equities may constitute up to 25% of our portfolio;

•	Bonds rated “A” or better must make up at least 65% of our fixed income portfolio, no more than 10% may be in bonds rated “B” or “BB,” and no new investment is allowed in “C” or “D” rated bonds;

•	Money market instruments are limited to U.S. Treasury and U.S. government agency money market instruments and commercial paper rated at least A1 by Moody’s and P1 by Standard & Poor’s;

•	With certain exceptions, no real estate or mortgages on real estate will be purchased without the approval of the Investment Committee of the board of directors of Fairfax;

•	Derivative securities may not constitute more than 2% of our portfolio’s cost at book, and are used infrequently and principally for hedging purposes; and

•	Not more than 5% of admitted assets may be invested in any one issuer without the approval of the Investment Committee of Fairfax.

Our guidelines do not set parameters as to duration, or matching of asset and liability maturities.

Long-term investments generally are made using the value approach by investing in securities which we believe are selling below their intrinsic value to protect capital from loss and generate above-average, long term total returns.

With regard to equities, no attempt is made to forecast the economy or the stock market. Equities are selected on the basis of prices which are perceived to be selling at a discount to Hamblin Watsa’s conservative estimate of intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position.

As regards fixed income, no attempt is made to forecast the economy or interest rates. Rather, fixed income securities are selected on the basis of yield spreads over Treasury bonds, subject to stringent credit analysis. Despite a low yield environment, we have not attempted to reach for yield by investing in significant amounts of non-investment grade securities. Securities meeting these criteria may not be readily available, in which case Treasury bonds are emphasized. The fixed income portfolio as of March 31, 2003 has an average credit quality of “AA” as measured by S&P or “Aa” as measured by Moody’s, using the higher rating in the event there is a split rating. Notwithstanding the foregoing, our investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities.

On the whole, the availability of equity securities meeting our value-based criteria will dictate the portfolio’s exposure to equities. Similarly, the availability of attractive yield spreads and strong credits will determine the level of exposure to corporate bonds.

As part of our review and monitoring process, we regularly test the impact of a simultaneous substantial reduction in common stock, preferred stock and bond prices on insurance regulatory capital to ensure that capital adequacy will be maintained at all times.

Investments in affiliates

Pursuant to the investment agreements between certain of our insurance operating subsidiaries and Hamblin Watsa, a subsidiary of Fairfax, Hamblin Watsa has invested, on behalf of our subsidiaries, among other investments, in certain equity and debt securities of entities that are or may be affiliates of Fairfax. The following table shows the historical cost of our investments in the securities of entities which are or may be affiliates of Fairfax and the carrying value of such investments that are reflected in our balance sheet at December 31, 2002 and March 31, 2003:

		Carrying Value	Carrying Value
	Historical	December 31,	March 31,
(dollars in millions)	Cost	2002	2003

Zenith National Insurance Corp.	$ 92.5	$ 77.8	$ 70.9
Hub International Limited common shares[1]	25.6	46.7	49.3
ORCASIA Limited	20.5	28.2	31.6
Hub International Limited debentures[1]	17.5	22.8	22.4
Advent Capital (Holdings) PLC	9.2	11.5	11.3
TRG Holding Corporation	5.0	7.9	8.1

Total	$170.3	$194.9	$193.6

(1)	On May 27, 2003 we exchanged our Hub common shares and Hub debentures for common shares of Northbridge Financial Corporation, as discussed below.

See note 5 to our audited consolidated financial statements contained elsewhere in this prospectus. The investments in TRG Holding Corporation and Advent Capital (Holdings) PLC are not readily marketable.

We currently hold 3,307,222 shares of common stock of Zenith National Insurance Corp. (Zenith) (NYSE: ZNT). Zenith is a holding company with reported total assets of approximately $1.6 billion and is principally engaged in California workers’ compensation business. Our investment in Zenith represents approximately 17.8% of its issued and outstanding shares of common stock. Fairfax and its affiliates, including us, currently own approximately 42.0% of the outstanding common stock of Zenith. Our investment in Zenith common stock is carried at fair market value of approximately $70.9 million at March 31, 2003. We currently do not intend to acquire or dispose of shares of common stock of Zenith, but may decide to do so in the future. We intend to review, on a continuous basis, various factors related to our investment in Zenith, including the price and availability of the common stock of Zenith, subsequent developments affecting Zenith’s business, other investment and business opportunities available to us and general stock market and economic conditions. Based upon these and other factors, we may decide to purchase additional shares of common stock of Zenith or may decide in the future to sell all or part of our investment in Zenith.

On May 27, 2003 we exchanged our holdings in Hub common shares and Hub debentures for common shares of Northbridge Financial Corporation (Northbridge), a newly formed subsidiary of Fairfax. We realized a capital gain of $40.7 million on this transaction. See “Certain relationships and related transactions— Investments in affiliates.” Northbridge is a publicly traded Canadian property and casualty holding company. On June 27, 2003 we invested $3.7 million in MFXchange Holdings Inc., an information technology services company owned by Fairfax.

Market sensitive instruments

Our investment portfolio includes investments that are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the Treasury yield curve of 100 or 200 basis points would cause a decrease in total return of approximately 11.4% and 20.8%, respectively, which equates to a decrease in market value of approximately $194.4 million and $355.3 million, respectively, on a fixed income investment portfolio valued at $1,707.7 million at March 31, 2003. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

The following table summarizes the fair value by the earliest contractual maturity of our fixed income investment portfolio at the date indicated.

	At December 31,		At
			March 31,
(dollars in millions)	2001	2002	2003

Due in less than one year	$21.3	$43.8	$ 31.9
Due after one through five years	608.8	433.7	201.9
Due after five through ten years	560.8	361.3	280.9
Due after ten years	660.4	1,132.8	1,193.0

Total	$1,851.3	$1,971.6	$1,707.7

Actual maturities may differ from the maturities shown above, which consider the existence of call features or put features. At December 31, 2001 and 2002, approximately 1.8% and 1.7%, respectively, of the fixed income securities shown above had a call feature which, at the issuer’s option, allowed the issuer to repurchase the securities on one or more dates prior to their maturity. At December 31, 2001 and 2002, approximately 44.8% and 30.3%, respectively, of the fixed income securities shown above had a put feature which, at our option, required the issuer to repurchase the investments on one or more dates prior to their maturity. For the investments listed above which have the call feature or put feature the actual maturities may be longer than the call or put date maturities, which are shown above. In the case of securities that are subject to early call by the issuer, the actual maturities will be longer than the call date maturities shown above if the issuer elects not to exercise its call feature. In the case of securities containing put features, the actual maturities will be longer than the put date maturities shown above if we elect not to exercise its put feature, but to hold the securities to their final maturity dates. The maturities of our fixed income securities, without consideration of the call or put features, indicates that at March 31, 2003, $1,509.5 million, or 88.4% of the fixed income securities portfolio, was due after ten years.

Quality of debt securities in portfolio

The following table summarizes the composition of the fair value of our fixed income investment portfolio at the dates indicated by rating as assigned by S&P or Moody’s, using the higher of these ratings for any security where there is a split rating.

	At December 31,		At
			March 31,
Rating	2001	2002	2003

AAA/Aaa	45.6%	59.3%	75.3%
AA/Aa2	8.5	0.6	0.2
A/A2	23.9	12.7	9.7
BBB/Baa2	20.2	19.7	7.9
BB/Ba2	1.8	6.2	4.9
B/B2	0.0	0.1	0.1
CCC/Caa or lower, or not rated	0.0	1.4	1.9

Total	100.0%	100.0%	100.0%

As of March 31, 2003, based on the portfolio’s market value, the fixed income portion of our investment portfolio had a dollar weighted average rating of “AA,” an average duration of 12.1 years and an average yield to maturity of 5.57% before investment expenses and assuming all put features are exercised.

Competition

The property and casualty insurance industry is highly competitive. According to A.M. Best, there are approximately 1,000 property and casualty organizations in the United States, comprised of approximately 2,400 property and casualty companies, as reported in Best’s Aggregates & Averages, Property/ Casualty, 2002 Edition. Of those organizations, the top 50 accounted for approximately 78% of the consolidated industry’s total net written premiums in 2001 and no one company or company group has a market share greater than approximately 11%. Based on Best’s Aggregates & Averages, Property/ Casualty, 2002 Edition, we believe that we ranked 50th by net premiums written in commercial lines in 2001.

We compete with large, national insurers who often have greater financial strength and broader product offerings than we do. In addition, we compete with regional companies who have an in-depth knowledge of the local insurance marketplace and who are positioned to be responsive to local needs.

Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, premiums charged, policy terms and conditions, services offered, reputation, broker compensation and experience. Our challenge is to retain existing business and attract new business on terms offering acceptable return potentials in an environment in which both established competitors and newer entrants are aggressively seeking premium growth. We cannot assure you that we will not face increased competition in the future and that such increased competition will not have a material adverse effect on us. See “Risk factors.”

Ratings

Insurance companies are rated by rating agencies to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate relative financial stability and a strong ability to pay claims. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders’ surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an “A-“ rating from A.M. Best (the fourth highest of fifteen rating categories) with a negative outlook and a “BBB” financial strength rating from S&P (the fourth highest of nine ratings categories). Standard & Poor’s downgraded Crum & Forster to “BBB” on November 7, 2001. Seneca has an “A-“ rating, with a negative outlook, from A.M. Best and a “BBB” financial strength rating from Standard & Poor’s. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management’s ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax.

The claims-paying ability ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the notes.

Legal proceedings

In the ordinary course of business, we receive claims asserting alleged injuries and damages from asbestos, environmental and other latent exposures. As a result of these claims, we review required reserves and reinsurance recoverables. In each of these areas of exposure, we litigate individual cases when appropriate and endeavour to settle other claims on favorable terms.

Beginning in January 1997, various plaintiffs commenced a series of purported class actions in various courts against dozens of workers’ compensation insurers, including U.S. Fire, and the National Council on Compensation Insurance (NCCI). The allegations set forth in the complaints are substantially similar. The plaintiffs generally allege that the defendants improperly collected premiums on loss-sensitive workers’ compensation insurance policies in excess of filed rates. Plaintiffs’ complaints typically (but not uniformly) include claims for violation of state anti-trust and unfair trade practices laws. The plaintiffs are seeking unspecified monetary damages. Following several dismissals (in some cases voluntary) and numerous amended pleadings, actions are currently pending against U.S. Fire in Arizona (Albany International v. American National, et al.), California (Bristol Hotels & Resorts v. American Home, et al.), Kentucky (Payless Cashways v. National Surety, et al.) and Texas (Sandwich Chef v. Reliance

National, et al.). In the Texas case, the trial court had certified a class action, but the U.S. Court of Appeals for the Fifth Circuit reversed that ruling, finding that the case does not qualify for Rule 23 class certification. The plaintiffs have indicated they will file a petition for writ of certiorari with the United States Supreme Court. We have vigorously defended all of these cases and we intend to continue doing so.

In the ordinary course of their business our subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances and are subject to related coverage litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change. Currently, it is not possible to predict judicial and legislative changes and their impact on the future development of asbestos and environmental claims and litigation. This trend will be affected by future court decisions and interpretations, as well as changes in applicable legislation, and the possible implementation of a proposed federal compensation scheme for asbestos related injuries. Because of these future unknowns, additional liabilities may arise for amounts in excess of our current reserves for asbestos, environmental and other latent exposures. These additional amounts, or a range of these additional amounts, cannot now be estimated reasonably. There is also a growing trend toward litigation initiated directly against insurers, challenging insurers’ conduct in respect of asbestos claims, including some cases with respect to previous settlements. We anticipate the filing of other direct actions against insurers, which may include our operating subsidiaries, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel theories of liability.

We are involved in numerous other lawsuits (other than asbestos, environmental and other latent exposure claims) arising, for the most part, in the ordinary course of our business operations either as a liability insurer defending third-party claims brought against our insureds or as an insurer defending coverage claims brought against us. Although there can be no assurances, we believe, based on information currently available, that the ultimate resolution of these legal proceedings will not likely have a material adverse effect on our results of operations or financial condition. See “Business— Reserves— Asbestos, environmental and other latent exposures” and note 7 to our consolidated financial statements included elsewhere in this prospectus.

Properties

Our principal offices are located in space leased by us in Morristown, New Jersey. The lease covers approximately 201,887 square feet of office space at 305 Madison Avenue. The term of the lease ends December 31, 2022, and provides for up to four consecutive additional terms; the first additional period for ten years and the second, third and fourth additional periods for five years each at our option.

The principal offices of Seneca are located in space leased by Seneca in New York, New York. The lease covers approximately 21,500 square feet at 160 Water Street. The term of the lease ends June 30, 2007.

We also lease office space for our branch offices. We do not own any of the real estate used for our operations.

Employees

As of March 31, 2003, we had 1,035 employees. None of these employees is represented by a labor union and we consider our employee relations to be satisfactory.

Insurance regulatory matters

We are subject to regulation under the insurance statutes, including insurance holding company statutes, of various jurisdictions, including New York, the domiciliary state of US Fire, and New Jersey, the domiciliary state of North River. In addition, we are subject to regulation by the insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business.

General

Our operating subsidiaries are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. Our operating subsidiaries are domiciled in New York, New Jersey, Ohio, and Arizona.

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers’ compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with each such state’s regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such limitations have had, and are expected to have, no significant impact on us.

Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer’s financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations. The 1997 examination report of North River contained minor financial adjustments which had already been addressed as part of the 1998 reserve strengthening actions. A draft of the 1998 examination report of US Fire was released by NYID to us for review and response, and contained no financial adjustments. NYID has not finalized this examination report, pending resolution of our objection to the NYID’s recommendation that we treat large deductible recoveries as taxable premiums. Premium tax amounts related to large deductible recoveries are immaterial to us. We do not anticipate any financial adjustments to reserves in excess of the 2001 strengthening actions as a result of this loss reserve review. The last examination for CF Insurance and CF Underwriters was conducted as of December 31, 1997 and 1996, respectively, and contained no financial adjustments. CF Indemnity was last examined as of December 31, 2000 and the report contained an adjustment of $3.8 million relating to reserve development which was part of the 2001 reserve strengthening actions. The examination report included a statement that the reserve development noted was offset by reinsurance coverage and /or collateral obtained subsequent to the date of examination. Seneca has received a draft examination report for the period from January 1, 1997 through December 31, 2000. There were no financial adjustments contained in the draft report. CF Specialty has not been examined since being acquired by us in 2000. US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters are presently being examined. As of the date hereof, we have not been advised of any issues arising from such examinations.

The Maryland Insurance Administration (MIA) recently provided a proposed Market Conduct Examination Report of the Property & Casualty Business of United States Fire Insurance Company and The North River Insurance Company for the examination period July 1, 2001 to June 30, 2002 (Proposed Report). In the Proposed Report, the MIA noted three hundred eight alleged individual violations and two general business practice violations. On May 1, 2003, US Fire and North River (collectively, the Companies) filed a written response to the Proposed Report in which the Companies disagreed with the majority of the alleged violations. The Companies have requested a meeting with the MIA to discuss the issues raised in the Proposed Report. In addition, although the Companies anticipate an amicable resolution to the issues raised in the Proposed Report, the Companies have requested a hearing in order to preserve their right to such a hearing.

Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance regulation concerning change or acquisition of control

The insurance regulatory codes in our operating subsidiaries’ respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of “control” of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of “control” arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer’s doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of dividends and other payments from our operating subsidiaries

We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries. Our operating subsidiaries are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company’s outstanding liabilities and must be adequate to meet its financial needs.

New York law provides that an insurer domiciled in New York must obtain the prior approval of the state insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of policyholders’ surplus as shown by its last statement on file with the NYID and (ii) adjusted net investment income (which does not include realized gains or losses) for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Such declaration or payment is further limited by earned surplus, as determined in accordance with statutory accounting practices prescribed or permitted in New York. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of earned surplus, which is defined as “the portion of the surplus that represents the net earnings, gains or profits, after deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealized appreciation of assets.” New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders’ surplus at the preceding December 31 and (ii) statutory net income (excluding realized gains) for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means “unassigned funds (surplus)” as reported on the insurer’s annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets. In both of these states, losses in excess of premiums ceded to retroactive reinsurance programs do not contribute to earned surplus until actually recovered from the reinsurer.

Due to reserve strengthening in recent years and the accounting treatment prescribed for retroactive reinsurance, US Fire, our principal New York-domiciled insurance subsidiary, and North River, our principal New Jersey-domiciled insurance subsidiary, have negative earned surplus and therefore no ordinary dividend capacity at March 31, 2003. No assurance can be given that some or all of our operating subsidiaries’ domiciliary states will not adopt statutory provisions more restrictive than those currently in effect.

As of December 31, 2002, no ordinary dividends were available for payment to us by our operating subsidiaries during 2003.

If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, result in such insurance company being in a hazardous financial condition, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory surplus and capital

In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator’s judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiaries may write given their current levels of statutory surplus and capital.

Risk-based capital

In order to enhance the regulation of insurer solvency, the NAIC adopted risk-based capital (RBC) requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company’s Authorized Control Level (ACL) RBC amount.

The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the “Company Action Level,” requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the “Regulatory Action Level,” requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company’s business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control, including rehabilitation or liquidation, if surplus falls below 100% of that amount. The final action level, the “Mandatory Control Level,” requires the insurance commissioner to place the company under regulatory control if surplus falls below 70% of the ACL amount.

Based on the foregoing formula, at December 31, 2002, the capital of each of our insurance subsidiaries exceeded the Company Action Level, and, as a result, no regulatory or company action was required.

The ratio of policyholders’ surplus to ACL RBC for each of our insurance subsidiaries at December 31, 2002 follows:

US Fire	3.79	x
North River	4.16	x
CF Insurance	4.49	x
CF Indemnity	4.57	x
CF Underwriters	2.67	x
CF Specialty	23.38	x
Seneca	7.62	x
Seneca Specialty	82.38	x

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests” called the Insurance Regulatory Information System (IRIS) that was designed to facilitate early identification of companies which may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined “usual ranges” for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios. Prior to 2001, there had been instances in which certain IRIS ratios of one or more of our operating subsidiaries have fallen outside of the usual ranges. In all instances where follow-up information was requested, our responses have not resulted in additional requests or further action.

State insurance laws require us to analyze the adequacy of our reserves annually. The appointed actuary must submit an opinion that our reserves make reasonable provision for our contractual obligations and related expenses. Primarily as a result of the reserve strengthening actions recorded during 2001, US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters had unusual values in a number of IRIS ratios as of December 31, 2001. US Fire reported six ratios outside of the usual range, CF Indemnity had five ratios outside the normal range and each of the other insurance companies mentioned above had four ratios outside the usual range. These unusual values relate to a large degree to the impact on operations and surplus of the reserve strengthening actions. We responded to all regulatory inquiries regarding the 2001 IRIS ratios and no further action was required. In 2002, each of the companies above failed four ratios, two as a result of the strengthening actions of 2001. One ratio, the investment yield ratio, was outside the normal range, in part due to historically low yields available in the market. We have received regulatory inquiries from New Jersey and have responded to such inquiries with the result that no further action is required.

Investment regulation

Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of December 31, 2002, we believe our investments complied with such laws and regulations in all material respects.

Guaranty funds

All 50 states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations which make assessments against member insurers to obtain funds to pay association covered claims after an insurer insolvency occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund which makes assessments prior to the occurrence of an insolvency. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers’ compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Property and casualty guaranty fund assessments incurred by us totaled $1.1 million, $0.5 million and $1.4 million for 2000, 2001 and 2002, respectively. Our policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, our ability to reasonably estimate the insolvent insurer’s liabilities or develop a meaningful range of the insolvent’s liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, we believe that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on our results of operations or financial condition.

Shared markets

As a condition of their licenses to do business, our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries’ participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of our operating subsidiaries’ direct premiums written for the type of coverage written by the specific pooling mechanism in the applicable state.

Many states have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers’ compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund the second-injury funds. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.

Commercial automobile insurance and workers’ compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverages are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure (CAIP), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policy and paying claims. For workers’ compensation, the pooling in each state is generally in the form of a reinsurance-type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Certain of our operating subsidiaries participate in the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe reinsurance fund. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements Plans which exist in most states. We reported underwriting profits (losses) from participation in such mandatory pools and underwriting associations of $4.4 million, $(5.3) million and $(4.6) million in 2000, 2001 and 2002.

The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, we do not expect future losses or assessments to have a material adverse effect on our liquidity or capital resources.

Privacy regulation

On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Gramm-Leach-Bliley Act, governing the privacy of consumer financial information. The regulations limit disclosure by financial institutions of “nonpublic personal information” about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. Privacy Regulation is an evolving area of state and federal regulation, which requires us to continue to monitor developments.

Terrorism Risk Insurance Act of 2002

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (TRIA) was signed into law. TRIA establishes a program terminating December 31, 2005 under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program is applicable to substantially all commercial property and casualty lines of business and participation by insurers writing such lines is mandatory. Under TRIA, all terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate losses from the act must exceed $5 million, the act must be perpetrated within the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program.

Under TRIA, the federal government will reimburse insurers for 90% of losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. The percentages are 7% for 2003, 10% for 2004 and 15% for 2005. Based on the direct earned premiums of the participating Fairfax insurers in 2002 of approximately $2.6 billion, the aggregate deductible of the Fairfax group is approximately $182 million, all of which would be borne by a single subsidiary were that subsidiary alone to sustain a loss of $182 million or more. The portion of the aggregate deductible attributable to the operating insurance subsidiaries of Crum & Forster is approximately $60.0 million. Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

After November 26, 2002, we commenced a process of offering and quoting terrorism coverage on approximately 16,000 policies and bonds in force as of the enactment date. Additionally, we have developed specific underwriting and pricing guidelines for terrorism coverage for subsequent new and renewal business. For certain classes of business, such as workers’ compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, insureds may choose not to accept terrorism coverage. Based on experience through March 31, 2003, we estimate less than 10 percent of policyholders in our property lines of business will accept terrorism coverage and do not expect the additional premium to be collected for this coverage to be material.

In general, our reinsurance contracts provide coverage for acts of terrorism not covered under TRIA (i.e., “domestic” terrorism) but do not cover TRIA-certified acts and do not cover acts of terrorism involving nuclear, biological or chemical events. The first layer of our workers’ compensation treaty ($3 million excess of $2 million per occurrence) includes coverage for non-TRIA terrorist acts. The remaining limits up to $183.0 million do not have coverage for certified or non-certified terrorist acts. Effective March 19, 2003, we purchased coverage from Orc Re, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our pro forma deductible based on our standalone direct earned premium. This contract expires December 31, 2003.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from our policies and, regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk. See “Business— Catastrophe management.”

Possible legislative and regulatory changes

In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways.

Legislation has been introduced in Congress that would require, as an essential element of an asbestos claim, a certification of physical impairment to which asbestos exposure was a substantial contributing factor. To date, Congress has taken no action on that legislation. In addition, a bill entitled the Fairness in Asbestos Injury Resolution Act (the FAIR Act) has been introduced in Congress to address the rising number of asbestos personal injury claims in the U.S. If enacted in its current form, the FAIR Act would establish a trust fund consisting of contributions from insurers and industrial defendants, which would provide the exclusive remedy for asbestos personal injury victims. No direct contributions by reinsurers are contemplated, but instead, the FAIR Act would create a federal cause of action by which insurer participants could sue their reinsurers for recovery of asbestos fund assessments under fast track procedures and apparently in disregard of arbitration clauses in reinsurance agreements. As currently drafted, the FAIR Act would also create a medical certification requirement as a predicate to making an asbestos claim and would implement a schedule of standardized award values for the various asbestos-related injuries for which relief is proposed under the program. We are currently not able to predict whether this bill will be enacted nor can we predict the provisions that its final form might contain in the event it becomes law. At this preliminary stage, we are unable to predict the impact that such legislation could have on our operations.

It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

Management

Directors and executive officers

Our directors and executive officers are as follows:

Name	Age	Position

V. Prem Watsa	52	Chairman and Chief Executive Officer
Nikolas Antonopoulos	49	President and Chief Operating Officer
Mary Jane Robertson	49	Senior Executive Vice President, Chief Financial Officer and Treasurer
Frank B. Bennett[1]	46	Director
Anthony F. Griffiths[1]	72	Director
Robbert Hartog[1]	84	Director

(1) Audit committee member.

V. Prem Watsa has served as our Chairman since March 7, 2002 and Chief Executive Officer since May 20, 2003. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax since 1985 and as Vice President of Hamblin Watsa since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa has served as Chairman of Odyssey Re Holdings Corp. since March, 2001.

Nikolas Antonopoulos has served as our President since March 7, 2002 and Chief Operating Officer since May 20, 2003. Mr. Antonopoulos has served as President of our operating companies since 2000. Mr. Antonopoulos formerly served as Principal at MMC Capital Inc. from 1996 to 1999. Prior to 1996, Mr. Antonopoulos held a variety of senior operating positions in AIG’s Domestic Brokerage Group where he most recently held the position of Senior Vice President of Operations.

Mary Jane Robertson has served as our Senior Executive Vice President and Chief Financial Officer since March 7, 2002 and Treasurer since May 20, 2003. Ms. Robertson has served as Senior Executive Vice President, Treasurer and a director of several of our operating companies since 1999. Ms. Robertson formerly served as Managing Principal and Chief Financial Officer of Global Markets Access Limited from 1998 to 1999, and Senior Vice President and Chief Financial Officer of Capsure Holdings Corp. from 1993 to 1997. Ms. Robertson is a director of Russell Corporation.

Frank B. Bennett has served as a member of our board of directors since May 20, 2003. Mr. Bennett has been a director of Vicom, Inc., a publicly-held telecommunications and media services company, where he serves on the audit committee. Since 1988, Mr. Bennett has also been President of Artesian Capital, a private equity investment company. From 1996 through 1999, Mr. Bennett was co-founder, Chairman and Chief Executive Officer of One Call Telecom, Inc., a private telecom carrier. Mr. Bennett has served as a director of various private companies from 1990 through 2001, including Waycrosse, Inc., and Integ, Incorporated, which was privately held from 1992 through 1996 and publicly held from 1996 through 2001. Beginning in 1996, Mr. Bennett served on the audit committee of Integ, Incorporated until its merger in

2001 with Inverness Medical, Inc. Mr. Bennett has also held various executive level positions at Mayfield Corp. and Piper, Jaffray Companies, Inc. Mr. Bennett is also a director of Fairfax and Odyssey Re Holdings Corp., where, in each case, he serves on the audit committee.

Anthony F. Griffiths has served as a member of our board of directors since March 6, 2002. Since 1993, Mr. Griffiths has been an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. He is currently a director of various operating subsidiaries of Fairfax and of Alliance Atlantis Communications Inc., Leitch Technology Company, ShawCor Ltd., Vitran Corporation and Russel Metals Inc. Mr. Griffiths is also a director of Fairfax and Odyssey Re Holdings Corp., where, in each case, he serves on the audit committee.

Robbert Hartog has served as a member of our board of directors since March 6, 2002. Mr. Hartog has been President and a director of Robhar Investments Limited, a private investment company, for the past seven years. He is a director of Fairfax and various of its operating subsidiaries and Russel Metals Inc. Mr. Hartog is also a director of Fairfax and Odyssey Re Holdings Corp., where, in each case, he serves on the audit committee.

Key employee of our operating companies

Bruce A. Esselborn has served as Chairman and Chief Executive Officer of our operating companies since 1999. From 1997 to 1999, Mr. Esselborn was a consultant to MMC Capital Inc., a global private equity investment firm that is a subsidiary of Marsh & McLennan Companies, Inc. Mr. Esselborn has 36 years of experience in the insurance business. Mr. Esselborn formerly served as President of Capsure Holdings Corp. from 1990 to 1997, and Chairman, President and Chief Executive Officer of United Capitol Insurance Company, which he co-founded in 1986. Prior to 1986, Mr. Esselborn held a variety of senior operating and technical positions at the operating company level within AIG’s domestic insurance business. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies.

Audit committee

Our board of directors has established an audit committee composed of Messrs. Bennett, Griffiths and Hartog. The audit committee’s primary responsibilities include: engaging independent accountants; appointing the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts.

Compensation of directors

Mr. Bennett, Mr. Griffiths and Mr. Hartog are compensated annually in the amount of $15,000, plus $750 per board meeting attended and their reasonable expenses of each attendance. In addition, Mr. Bennett, Mr. Griffiths and Mr. Hartog serve on our audit committee and receive $750 per committee meeting attended if held separately from the board meeting.

Executive compensation

The following table sets forth certain compensation information for our Chief Executive Officer and our other executive officers, referred to as our named executive officers, during the year ended December 31, 2002.

Summary compensation table

						Long Term Compensation
		Annual Compensation				Awards

								Securities
					Other Annual	Restricted Stock		Underlying	All Other
	Fiscal	Salary	Bonus		Compensation	Awards		Options	Compensation
Name and Principal Position	Year	($)	($)		($)[1]	($)		(#)	($)

V. Prem Watsa[2,3]	2002	$-	$-		$ -	$ -		-	$ -
Chairman and Chief Executive Officer
Nikolas Antonopoulos[4]	2002	$400,000	$500,000	[5]	$ -	$ -	[6]	-	$23,127	[7]
President and Chief Operating Officer
Mary Jane Robertson[4]	2002	$400,000	$500,000	[5]	$ -	$ -	[6]	-	$23,127	[7]
Senior Executive Vice President, Chief Financial Officer and Treasurer
Bruce A. Esselborn[4]	2002	$1,000,000	$1,000,000	[5]	$54,185 [8]	$ -	[6]	-	$57,986	[7]
Chief Executive Officer of our operating subsidiaries

(1)	As required by regulation, perquisites and other personal benefits, securities or property are only included in the “Other Annual Compensation” column where items exceed the lesser of $50,000 or 10% of an executive officer’s salary and bonus.

(2)	V. Prem Watsa is compensated by Fairfax without reimbursement by us.

(3)	During 2002, Mr. Watsa was paid total annual compensation of Cdn$600,000 and total other compensation of Cdn$13,500 by Fairfax. Since 2000, Mr. Watsa has agreed that his aggregate compensation from Fairfax and Hamblin Watsa Investment Counsel Ltd. will consist solely of an annual salary of Cdn$600,000 (and standard benefits provided to Fairfax’s executives generally), with no bonus or other profit participation and no participation in any equity plans (other than the payroll purchase plan).

(4)	Includes amounts paid by Crum & Foster Holding Inc. or its subsidiaries and awards of restricted subordinate voting shares of Fairfax under the Fairfax Financial 1999 Restricted Share Plan.

(5)	Bonuses earned in 2002 were paid in February 2003.

(6)	Mr. Antonopoulos, Ms. Robertson and Mr. Esselborn, respectively, hold 2,336, 2,800 and 13,600 restricted subordinate voting shares of Fairfax granted under the Fairfax Financial 1999 Restricted Share Plan, with a value of approximately $179,895, $215,628 and $1,047,200, respectively, as of December 31, 2002, based upon the closing price of the subordinate voting shares of Fairfax on the New York Stock Exchange. Restricted subordinate voting shares of Fairfax were not awarded to Mr. Antonopoulos, Ms. Robertson or Mr. Esselborn under the Fairfax Financial 1999 Restricted Share Plan in 2002. Dividends declared by the board of directors of Fairfax payable on subordinate voting shares of Fairfax will accrue with respect to restricted subordinate voting shares and will be payable upon vesting of such restricted shares.

(7)	Includes a contribution under the Individual Retirement Plan of United States Fire Insurance Company in the amount of $7,408 for Mr. Antonopoulos, $6,946 for Ms. Robertson and $10,600 for Mr. Esselborn, and a contribution under the Supplemental Individual Retirement Plan of United States Fire Insurance Company in the amount of $15,092 for Mr. Antonopoulos, $15,554 for Ms. Robertson and $43,669 for Mr. Esselborn. Also includes imputed income for group term life insurance provided by the Company in the amount of $3,716 on behalf of Mr. Esselborn and $627 on behalf of each of Mr. Antonopoulos and Ms. Robertson.

(8)	Includes payments by Crum & Forster of $26,478 with respect to the lease of an automobile for Mr. Esselborn and $22,797 to compensate Mr. Esselborn for higher property tax expense incurred with respect to home relocation.

Employment agreements

We, together with Fairfax, have entered into employment agreements with Mr. Antonopoulos and Ms. Robertson. These agreements provide that Mr. Antonopoulos will serve as our President and Chief Operating Officer and as the President of our insurance operating companies and that Ms. Robertson will serve as our Senior Executive Vice President, Chief Financial Officer and Treasurer and as the Senior Executive Vice President, Treasurer and Chief Financial Officer of our insurance operating companies, in each case, excluding Seneca. The agreements are effective as of January 1, 2003 for a two-year term with automatic daily one-day extensions, such that the employment period at any time is two years unless notice is given by either party that the term will not be extended. Mr. Antonopoulos and Ms. Robertson will each be compensated with an annual base salary of $500,000 and with a minimum annual cash bonus of $250,000 for services rendered during 2003 and 2004, plus reimbursement of reasonable business expenses. Mr. Antonopoulos and Ms. Robertson are also provided automobiles and personal financial planning at the expense of the Company. In the event Mr. Antonopoulos or Ms. Robertson is terminated by us without “cause” or the executive resigns employment for “good reason”, such executive will continue to receive, for three years following termination, his or her base salary and an annual cash bonus equal to their respective base salary on the date of termination, plus all miscellaneous health, death and disability benefits to which such executive was entitled immediately prior to termination. In addition, upon such termination of the executive’s employment, all then unvested Fairfax restricted stock awards shall automatically vest, and we will provide placement services for one year at no cost to the executive. Each of Mr. Antonopoulos and Ms. Robertson is subject to post-termination non-solicitation covenants for one year following termination of employment, and to a perpetual confidentiality covenant.

In October, 1999, Fairfax entered into an employment agreement with Mr. Esselborn. The agreement provides that Mr. Esselborn will serve as the Chairman and Chief Executive Officer of Crum & Forster Holding Inc. and of our insurance operating companies. The agreement was effective October 1, 1999 and is effective for a two-year term with automatic one-day extensions, such that the employment period at any time is two years. Mr. Esselborn is compensated with an annual base salary of $1 million. We also provide Mr. Esselborn club membership, an automobile, personal financial planning and property tax equalization.

Fairfax has provided interest-free mortgage loans to Ms. Robertson and Mr. Esselborn, of which at December 31, 2002, $400,000 and $900,000 respectively, remained outstanding. These loans are repayable upon the sale of their respective primary residences in New Jersey.

Mr. Antonopoulos, Ms. Robertson and Mr. Esselborn, together with other members of senior operating company management, are eligible to participate in a cash bonus pool based on achievement by Crum & Forster of combined ratio targets.

Equity-based and other compensation plans

Fairfax Financial 1999 Restricted Share Plan

Under the Fairfax Financial 1999 Restricted Share Plan, established by Fairfax, awards of restricted subordinate voting shares of Fairfax may be granted to senior officers of Fairfax and its subsidiaries, including Crum & Forster. The terms of the restricted share awards, including the vesting of such awards, are determined by Fairfax on the date of grant.

Defined Contribution and Profit Sharing Plans

Our employees participate in The Individual Retirement Plan of United States Fire Insurance Company (the Plan), which is a defined contribution plan that is intended to qualify under sections 401(a), 401(k) and 501(a) of the Code. Under the plan, each participant is eligible to enter into a written salary reduction agreement with us whereby a participant’s base salary will be reduced by a whole percentage from 1% to 20%, as elected by the participant, on either a before-tax or after-tax basis in accordance with the rules governing cash or deferred arrangements under section 401(k) of the Code, provided, however, that the aggregate amount of before-tax and after-tax contributions cannot exceed 20% of a participant’s base salary. The amount deferred by a participant is contributed to the trust fund for the plan and invested in accordance with the election of the participant from among investment funds established under the trust agreement, including a Fairfax common stock investment fund. We make matching contributions to the trust fund equal to 50% of a participant’s pre-tax and after-tax contributions up to a maximum of 6% of a participant’s base salary. In addition, we make a basic profit sharing contribution to the plan trust fund equal to 3% of a participant’s salary regardless of whether the participant elects to make pre-tax or after-tax contributions. We may, at our discretion, also make a supplemental matching contribution and supplemental profit sharing contribution to a participant’s account in an amount determined in our discretion. All contributions by a participant are 100% vested at all times. A participant is 100% vested at all times in all basic and supplemental profit sharing contributions made by us. With respect to matching contributions made by us, a participant becomes vested based on years of service as follows: 20% vested after one year of service, 40% after two years, 60% after three years, 80% after four years and 100% after five years. During the year ended December 31, 2002, matching contributions were made under the Plan on behalf of each of Mr. Antonopoulos and Ms. Robertson in the amount of $6,946.

The Code imposes various limits on the amounts that may be contributed to the Plan by or for any participant each year. To the extent that a participant’s contributions and our matching contributions are affected by such Code limitations, such eligible employees may participate in the Supplemental Individual Retirement Plan of United States Fire Insurance Company (the Supplemental Plan).

The Supplemental Plan is an unfunded plan that is not intended to be a tax qualified plan under the Code. The Supplemental Plan provides salary contributions and basic supplemental matching contributions and profit sharing contributions that would have been available to eligible employees under the plan but for the limitations imposed under the Code. All participant and employer contributions under the Supplemental Plan are subject to the same vesting schedule applicable under the Plan. During the year ended December 31, 2002, matching contributions under the Supplemental Plan were made on behalf of each of Mr. Antonopoulos and Ms. Robertson in the amount of $15,554.

We do not maintain any defined benefit pension plans for our employees or former employees.

Certain relationships and related transactions

Investment agreements

Certain of our operating subsidiaries have each entered into an investment management agreement with Hamblin Watsa, a wholly owned subsidiary of Fairfax, authorizing Hamblin Watsa to manage an investment account on a continuous basis in accordance with our investment objectives. Under the agreements, the annual base fee payable to Hamblin Watsa is 0.10% of the total assets managed, calculated at the end of each quarter based upon the average market value of the assets under management for the three preceding months, and payable on a quarterly basis. In addition, Hamblin Watsa receives an annual incentive fee relating to the management of the equity securities accounts equal (subject to an annual maximum) to 10% of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor’s 500 Index return plus 200 basis points, if the equities account (net of fees) has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa’s management. The annual fee for equity securities, including base fee and incentive fee, is subject to a maximum of 1.75% of the total equity assets managed (provided that any fees exceeding this threshold may be carried forward). The annual investment management fee, including base fee and incentive fee, is subject to an aggregate maximum of 0.25% of the total assets managed.

Our agreement with Hamblin Watsa states that they are to manage our investments in accordance with written guidelines, set forth in the investment agreements between our operating subsidiaries and Hamblin Watsa, intended to ensure that we retain sufficient liquidity for payment of claims and operating expenses, while investing for the long term in both foreign and domestic securities. All investments are required to be made in accordance with applicable statutes and insurance regulations.

In addition, such operating subsidiaries have each entered into an investment administration agreement with Fairfax, pursuant to which Fairfax agrees to provide specified investment administration services in return for an annual fee of 0.10% of the total assets managed under the investment management agreements described above, calculated and payable quarterly. Fairfax has the ability to change the fee structure, subject to regulatory approval, upon 30 days’ written notice.

Each of our other operating subsidiaries has entered into an investment agreement with Hamblin Watsa and Fairfax. The investment agreements provide for an annual base fee of 0.30% of the total assets managed and a maximum annual investment management fee of 0.40% of the total assets managed (provided that any fees exceeding this threshold may be carried forward), but otherwise, generally, contain the same terms and conditions as the investment management and investment administration agreements described above. In addition, certain of the investment agreements provide that subject to certain restrictions, Hamblin Watsa may sell securities between our affiliates.

These investment management, investment administration and investment agreements may be terminated by any party on 30 days’ written notice.

For the year ended December 31, 2002, total fees of $4.3 million were paid by us for services under the agreements described above.

Benefit claims payment agreement

US Fire participates in a program of employee welfare benefits that has been established by Fairfax Inc., including dental and medical plans for employees and designated retirees. US Fire has entered into a benefit claims payment agreement effective January 1, 2001 with Fairfax wherein US Fire has agreed to fund one or more accounts as directed by Fairfax in amounts sufficient to cover disbursements related to our employees by the plans’ service provider and US Fire’s proportionate share of plan-related expenses and such other amounts as they may agree. The agreement is for a term of one year with automatic successive renewal terms of one year each unless terminated by either party on 60 days’ written notice.

Fairfax insurance coverage

Fairfax has purchased an insurance policy from Lloyd’s of London and various other insurance companies covering comprehensive crime insurance, insurance companies professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. Fairfax’s coverage under the policy is subject to an overall aggregate limit of $250 million during the policy period, which runs from May 31, 2000 to May 31, 2003, subject to various single loss limits, deductibles, retentions, and other exclusions, adjustments and limitations. The comprehensive crime insurance portion of the policy covers specified losses sustained by Fairfax and certain entities, including us, in which more than 50% of the outstanding voting shares are owned directly or indirectly by Fairfax, and other entities in which Fairfax maintains an ownership interest. The professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance portion of the policy cover specified losses sustained by Fairfax and its subsidiaries, including us, and officers and directors of Fairfax and its subsidiaries, including us, in respect of claims first made during the policy period. Coverage includes directors’ and officers’ and company liability coverage, employment practices coverage, fiduciary liability coverage, and errors and omissions coverage. Our share of the premiums for this coverage was $1.0 million, which was paid to Fairfax in December 2000. Fairfax is actively seeking to replace this coverage, which expires May 31, 2003, with similar coverages for Fairfax and certain entities, including us.

Information technology services agreement

Under an agreement effective September 1, 2001, US Fire has agreed to obtain certain information technology services on a non-exclusive basis from Fairfax Information Technology Services, Inc. (FITS), a wholly owned subsidiary of Fairfax. The agreement requires US Fire to make monthly payments based on a mutually agreed annual budget (annually adjusted to actual expenses), which payments amounted to $13.5 million in 2002 for capital and operating expenditures. Under the agreement, FITS is the prime contractor in overseeing, managing and providing information technology services including software application development, voice support, arranging for third party licenses, capacity planning, manpower, data protection, and asset lifecycle management. The initial term of the agreement is five years commencing September 1, 2001 and US Fire has the option of extending the initial term for any number of successive one year periods on the same terms on ninety days’ written notice prior to the end of the then current term. The agreement is renewable at the option of FITS, subject to agreement upon pricing and other terms and conditions. The agreement is terminable by US Fire at any time in whole or in part on 180 days’ written notice.

Tax sharing arrangements

We participate in tax sharing agreements that provide for our inclusion in the consolidated federal income tax returns of Fairfax Inc. (the “Fairfax Group”), as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Subject to the tax sharing agreements discussed in this paragraph, every member of the Fairfax Group is severally liable for the federal income tax liabilities of the Fairfax Group, and may be liable under similar rules for state income or franchise taxes of the entire group. Under the tax sharing agreements, we make payments to Fairfax Inc. equal to the amounts of federal income taxes that each of us would pay, subject to some adjustments, if we each had filed our own separate federal income tax returns, and our shares of any state income or franchise taxes. Thus we cannot offset our losses or losses of one of our subsidiaries (including as a result of interest expense of the Company generated by the notes) against income of another in computing the federal income tax payments to Fairfax Inc. under the tax sharing agreements. Subject to the second preceding sentence, under these tax sharing agreements Fairfax Inc. is responsible for filing and paying taxes with respect to all consolidated or combined returns which include Fairfax Inc., Crum & Forster and our subsidiaries. Fairfax Inc. and the other members of the Fairfax Group are solely responsible, and are obligated to indemnify and hold us harmless, for any taxes that are attributable to Fairfax Inc. and such other members of the Fairfax Group.

Master repurchase agreements

US Fire, CF Indemnity, and CF Underwriters have each entered into a master securities repurchase agreement with Fairfax effective July 1, 2000. Each agreement provides for the repurchase of securities that are transferred to Fairfax from time to time in order to provide liquidity in the event that we are required to pay claims or other corporate obligations, subject to an aggregate limitation for US Fire of $100 million and $5 million for each of CF Indemnity and CF Underwriters. Under each agreement we are obligated to repurchase from Fairfax the securities that are transferred for this purpose before the end of the calendar year in which the original purchase took place at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. During the time that such securities are transferred to Fairfax, we are entitled to receive the income payable in respect of such securities.

Administrative services agreement

US Fire has entered into an administrative services agreement with FITS effective January 1, 2001 pursuant to which US Fire provides certain management and general services. In return for these services, FITS has agreed to make monthly payments to US Fire reflecting the actual cost to US Fire of providing such services. The services to be provided by US Fire relate to corporate communications and public relations, audit, executive, legal, personnel, benefit and benefits plans, financial services including accounting and tax, technology services and facilities management. The agreement may be terminated by either party on 180 days’ written notice. In 2002, fees billed for these services totalled $65,000.

Claims services and management arrangements

US Fire and CF Indemnity have each entered into a services agreement, effective January 1, 2000, with TIG, an affiliate of Fairfax, to obtain certain services relating to issuing policies and handling claims in return for payments reflecting the actual cost of providing such services. The agreement was renewed on January 1, 2002 for one year, and will be automatically extended for successive one year terms unless terminated by either party on 180 days’ written notice. In 2002, fees billed to US Fire and CF Indemnity were $336,000.

Under an agreement effective as of July 1, 2000, US Fire appointed RiverStone Claims Management LLC, a wholly owned subsidiary of Fairfax, as its claims manager to handle certain claims, including environmental, asbestos, tobacco, firearms and construction defect claims, referred to RiverStone by US Fire within the full policy limits and to recommend the amount of loss reserves to be established for each claim. The agreement provides for an annual service fee of $2.1 million, subject to annual adjustments. In 2002, we paid $2.1 million to RiverStone in respect of the agreement. The agreement is terminable by either party on 60 days’ written notice.

Under an agreement effective October 1, 2001, US Fire agreed to provide claims handling services for certain types of claims, including workers’ compensation, to International Insurance Company, a wholly owned subsidiary of Fairfax that recently merged with TIG. Pursuant to the agreement, International reimburses US Fire’s costs in connection with the provision of these services. For 2002, we billed $156,898 to TIG in connection with this agreement. This agreement is terminable by either party on 60 days’ written notice.

Reinsurance arrangements

We have numerous reinsurance agreements in effect that include subsidiaries of Odyssey Re Holdings Corp., ORC Re, Ranger Insurance Company, TIG and Lombard General Insurance Company of Canada, each an affiliate of Fairfax, as a party. Under these arrangements our affiliated reinsurers participate in varying layers of our risk across most of our lines of business, including property, umbrella, workers’ compensation, directors’ and officers’ liability, surety, environmental liability and errors and omissions and we have assumed risk from other affiliates relating to surety and property catastrophe business. The majority of these agreements may be terminated on 90 days’ notice or less. For the year ended December 31, 2002, we ceded $2.2 million in premiums to Odyssey Reinsurance Corporation, $7.7 million in premiums to Odyssey America Reinsurance Corporation, $34.5 million to ORC Re, $4.9 million to Ranger Insurance Company and $14.5 million to TIG. Other than the following, participation by our affiliates in each agreement is limited to 20% or less of the total reinsurance purchased under the agreement:

•	under an agreement effective as of March 19, 2003, which reallocates liabilities associated with the TRIA, ORC Re provides coverage for total losses of up to approximately $122 million in excess of approximately $60 million and 90% of losses in excess of approximately $182 million to the extent recovered by Fairfax under TRIA;

•	under agreements effective as of May 1, 2003, which provide reinsurance for our management protection business, including directors’ and officers’ liability, employment practices liability and fiduciary liability, ORC Re has a 100% participation in our excess of loss reinsurance, which provides coverage of up to $8 million in excess of our retention of $2 million for new and renewal primary policies. ORC Re also has a 100% participation in our variable quota share reinsurance treaty for excess policies under which ORC Re assumes 60% of policy limits up to $5 million and 80% of policies from $5 million to $10 million. The ceding commission is 27.5% under both treaties;

•	under agreements effective as of May 1, 2003, which provide reinsurance for our surety bond business, ORC Re has a 90% participation in our excess of loss reinsurance (subject to a 10% co- participation), which provides up to $7.5 million of coverage in excess of our retention of $7.5 million per principal and has a 100% participation on our per bond variable quota share reinsurance, which provides proportional coverage for our surety bond business. The ceding commission rate under the variable quota share is 42.5% and the percent ceded varies from 20% to 77.5% depending on the bond penalty;

•	under an agreement effective as of March 1, 1999, we have agreed to cede, subject to a ceding commission of 23%, and TIG has agreed to reinsure 100% of direct written premiums for all business that is arranged or brokered through Ranger Insurance Managers, Inc., a wholly owned subsidiary of Fairfax, that is classified as excess liability for public entities;

•	under an agreement effective as of January 1, 2001, ORC Re has a 100% participation in our aggregate stop loss reinsurance for accident years 2000, 2001 and 2002, which provides 15 percentage points of loss and LAE ratio coverage in 2000 in excess of 66% of subject net earned premiums, in 2001 in excess of 73% of subject net earned premiums and in 2002 in excess of 70% of subject net earned premiums, in each case up to a maximum annual payment of 15% of subject net earned premiums, subject to maximum annual payments of $125 million for accident year 2000 and $150 million for accident years 2001 and 2002. ORC Re was the retrocessionnaire for accident year 2000;

•	in a number of reinsurance treaties that provide coverage for Seneca’s directors and officers liability, employment practices, boiler and machinery, environmental and technology errors and omissions business for various periods from 1997 to the present, Odyssey Re participates in varying percentages up to 56% of the total coverage;

•	under an agreement effective January 1, 2001, we have agreed to reinsure, and Lombard General Insurance Company of Canada has agreed to cede, 100% of the surety business of Lombard underwritten by us. The agreement provides a 10% ceding commission. This is a continuous term agreement that can be cancelled by either party with 60 days’ prior written notice; and

•	we have a 12.3% assumed reinsurance participation in a $102 million property catastrophe reinsurance cover through Odyssey America for calendar year 2003. Odyssey Re receives a ceding commission of acquisition cost plus 7.5%.

Investments in affiliates

On May 27, 2003 we exchanged our holdings in Hub common shares and Hub debentures for common shares of Northbridge Financial Corporation (Northbridge), a newly formed subsidiary of Fairfax. We realized a capital gain of $40.7 million on this transaction. Northbridge is a publicly traded Canadian property and casualty holding company. At March 31, 2003, the aggregate carrying value of our investments in Hub common shares and Hub debentures was

$71.7 million. See also “Business— Investments— Investments in affiliates.” On June 27, 2003 we invested $3.7 million in MFXchange Holdings Inc., an information technology services company owned by Fairfax.

Borrowing from Fairfax

We have entered into a non-interest bearing subordinated stand-by credit facility note with Fairfax whereby Fairfax will make available to us up to $40.0 million which we may borrow from time to time only and so long as necessary to meet corporate obligations. The credit facility note to Fairfax does not place any conditions or limitations on our ability to draw thereunder, the indenture restricts our ability to use these funds for so long as we are required to maintain the interest escrow account. See “Description of the notes— Certain covenants— Maintenance of interest escrow account.” Amounts borrowed under the note to Fairfax are due in 2018 but may be paid back early without penalty, provided that such payment is permitted under the indenture. See “Description of the notes— Certain covenants— Limitation on Restricted Payments.” Our obligations under the credit facility note to Fairfax are subordinated to our senior indebtedness, including our obligations under the notes. Amounts borrowed under the credit facility note do not bear interest.

Fairfax is not an obligor or guarantor of our obligations under the old or new notes. We cannot assure you that Fairfax will be able to lend us amounts we seek to borrow from time to time under the credit facility note to Fairfax described above. See “Risk factors— Fairfax will not have any obligation under the notes.”

Security ownership of certain beneficial owners

The following table sets forth information with respect to the beneficial ownership of our capital stock by:

•	all those known by us to be beneficial owners of more than five percent of the outstanding shares of our common stock; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and investment control with respect to all shares beneficially owned.

	Shares of Common Stock

Name of Person or Group	Shares Owned	Percent of Total

Fairfax Inc.[1]	100	100%
Officers, directors as a group	-	-

(1)	Fairfax Inc. is a subsidiary of Fairfax. The principal office address of Fairfax Inc. is 305 Madison Avenue, Morristown, New Jersey 07962. The Sixty Two Investment Company Limited (Sixty Two), a company controlled by V. Prem Watsa, our Chairman and Chief Executive Officer, owns subordinate and multiple voting shares representing 53.8% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 54.6% of the total votes attached to all classes of Fairfax’s shares.

Description of the notes

General

In this section, references to the “Company” are references to Crum & Forster only, and not to any of its Subsidiaries. The old notes were issued, and the Company will issue the new notes, under an indenture (the “Indenture”) dated June 5, 2003 between the Company, as successor to Crum & Forster Funding Corp., a Delaware corporation, and The Bank of New York, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from Crum & Forster. You can find definitions of certain capitalized terms used in this description under “—Certain definitions.”

The old notes were, and the new notes will be, issued in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the notes (the “Holders”). The Company will pay principal (and premium, if any) on the notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. Any old notes that remain outstanding after the completion of the exchange offer, together with the new notes issued in connection with the exchange offer, are treated as a single class of securities under the Indenture.

Principal, maturity and interest

The notes are limited in aggregate principal amount to $300.0 million. The notes mature on June 15, 2013. Interest on the notes accrues at the rate of 10 3/8% per annum and is payable semiannually in cash on each June 15 and December 15, commencing on December 15, 2003, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes are not guaranteed by any of Crum & Forster’s subsidiaries. The notes are not entitled to the benefit of any mandatory sinking fund.

Escrow of proceeds

Interest Escrow Account

Crum & Forster deposited approximately $63.1 million (the “Interest Escrow Amount”) into an interest escrow account (the “Interest Escrow Account”), which is sufficient to fund the first four interest payments on the notes (together with any property from time to time held by the Interest Escrow Agent, including any additional amounts required to be deposited pursuant to the Indenture or the escrow agreement between the Company and The Bank of New York (the

“Interest Escrow Agreement”), the “Interest Escrow Assets”). In addition, from and after the date of the third interest payment on the notes, we are required under certain circumstances to maintain an amount in the Interest Escrow Account sufficient to make two interest payments on the notes. See “—Certain covenants— Maintenance of interest escrow account.”

Pending release to make interest payments on the notes, the Interest Escrow Assets may be invested only in cash, U.S. Treasury securities or repurchase obligations having staggered maturities no longer than the dates of the related interest payments. The Interest Escrow Agreement and the Indenture provide that funds shall and may be disbursed from the Interest Escrow Account only to pay interest on the notes (except that, if a portion of the notes has been retired by the Company, funds representing the amount of interest payments that would have been required on such retired notes may be released to the Company at the time such notes are retired) or as permitted under clause (9) under “Certain covenants— Limitation on restricted payments.” The notes are secured by a first priority security interest in all funds contained in the Interest Escrow Account, pending disbursement or release pursuant to the Interest Escrow Agreement and the Indenture. Upon the acceleration of the maturity of the notes or the failure to pay principal or premium when due, the Indenture will provide for the foreclosure by the Trustee upon the proceeds of the Interest Escrow Account.

Ranking and security

The notes are senior obligations of the Company, ranking equal in right of payment with all other existing and future unsubordinated obligations of the Company and ranking senior to all existing and future subordinated obligations of the Company. The notes also are effectively subordinated to any indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors. The notes will not initially be guaranteed by Crum & Forster’s Subsidiaries.

As of March 31, 2003, on a pro forma basis assuming the note offering had occurred on such date, the Company would have had approximately $300.0 million of outstanding obligations reflected on the balance sheet, and its Subsidiaries would have had approximately $4.1 billion of obligations reflected on the balance sheet to which the notes would have been effectively subordinated. The notes are secured by a first priority security interest in the Interest Escrow Account.

Redemption

Optional redemption

Except as described below, the notes are not redeemable before June 15, 2008. Thereafter, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below:

Year	Percentage

2008	105.188%
2009	103.458%
2010	101.729%
2011 and thereafter	100.000%

In addition, the Company must pay accrued and unpaid interest to the date of redemption on the notes redeemed.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to June 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the notes issued under the Indenture at a redemption price of 110.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1)	at least 65% of the principal amount of notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2)	the Company makes such redemption not more than 60 days after the consummation of any such Equity Offering.

“Equity Offering” means a public or private offering of Qualified Capital Stock of the Company to any Person other than Fairfax or an Affiliate of Fairfax in which the gross cash proceeds to the Company are at least $50.0 million.

Selection and notice of redemption

In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Change of Control

Upon the occurrence of a Change of Control, each Holder has the right to require the Company to purchase all or a portion of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee (unless at the direction of a majority of the Holders) may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain covenants

The Indenture contains, among others, the following covenants:

Limitation on incurrence of additional Indebtedness

(a)	The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness).

(b)	The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

Limitation on Restricted Payments

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock (other than to the Company or a Restricted Subsidiary);

(2)	purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than any Indebtedness convertible into Capital Stock of the Company); or

(3)	make any Investment (other than Permitted Investments) or make any payment (of principal, interest or otherwise) in cash or otherwise with respect to any Permitted Indebtedness of the type described in clause (15) of the definition thereof;

(each of the foregoing actions set forth in clauses (1), (2) and (3) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto and to the incurrence of any Indebtedness incurred to finance such Restricted Payment,

(i)	a Default or an Event of Default shall have occurred and be continuing; or

(ii)	(x) the Ratio Test is not met; (y) the ratio of policyholders’ surplus to ACL RBC for each of US Fire and North River for the last reported fiscal quarter is less than 2.5x or (z) the ratio of combined policyholders’ surplus of all of the Insurance Subsidiaries of the Company to consolidated long-term Indebtedness of the Company is less than 2.0 to 1.0; or

(iii)	the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(a)	the Applicable Percentage (which shall be 50% or 75% depending on satisfaction of the condition set forth in such definition) of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to March 31, 2003 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(b)	100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to March 31, 2003 and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(c)	without duplication of any amounts included in clause (x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from an Equity Offering to the extent used to redeem the notes in compliance with the provisions set forth under the last paragraph of “— Redemption— Optional redemption”); plus

(d)	100% of the proceeds of any Indebtedness of the Company or any Restricted Subsidiary incurred after the Issue Date that has been converted into or exchanged for Qualified Capital Stock of the Company; plus

(e)	without duplication, the sum of:

(1)	the aggregate amount returned in cash to the Company on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2)	the net cash proceeds received by the Company from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3)	upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit (provided that with respect to clause (2), (3), (8), (9) or (10) no Default or Event of Default shall have occurred and be continuing):

(1)	the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)	the redemption, repurchase or retirement or other acquisition of any shares of Capital Stock of the Company or any Restricted Subsidiary, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3)	at any time following an initial public offering of Capital Stock of the Company, repurchases of Capital Stock of the Company or any Restricted Subsidiary from officers, directors and employees of the Company or any of its Subsidiaries who are not affiliated with Fairfax other than by virtue of such employment by or directorship of the Company or such Subsidiary or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Company or any Restricted Subsidiary in an aggregate amount not to exceed $3.5 million in any calendar year;

(4)	the payment of a dividend to Fairfax representing the net proceeds of the offering less the amounts deposited in the Interest Escrow Account;

(5)	the deemed repurchase of Capital Stock of the Company or any Restricted Subsidiary upon the exercise of stock options;

(6)	pro rata dividends or other distributions made by a Restricted Subsidiary to minority holders of equity interests in such Restricted Subsidiary;

(7)	payments to Fairfax for the payment of taxes pursuant to the Tax Allocation Agreement as such agreement is in effect on the Issue Date (or any replacement thereof having terms no more onerous to the Company, taken as a whole);

(8)	payments of dividends on, and the repurchase, redemption, retirement or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date, of Disqualified Capital Stock the incurrence of which was permitted by the Indenture;

(9)	(a) at any time following December 15, 2004, payment from time to time (but no more often than once per fiscal quarter) of a dividend or distribution to Fairfax in an amount equal to the amount remaining in the Interest Escrow Account in excess of the amount necessary to make two interest payments on the notes then outstanding, and (b) following the termination of the Interest Escrow Account in accordance with the terms of the Interest Escrow Agreement, payment of a dividend or distribution to Fairfax in an amount equal to the sum of (i) the aggregate amount of any outstanding loans made by Fairfax to the Company pursuant to the Fairfax Note used to fund the Interest Escrow Account, to the extent not already distributed pursuant to clause (a) hereof or otherwise, and (ii) interest on and other proceeds of investment of the Interest Escrow Assets; and

(10)	other Restricted Payments in an aggregate amount not to exceed $10.0 million since the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this covenant, amounts expended pursuant to clauses (1), (2)(ii) and (10) shall be included in such calculation. No Restricted Payment under any provision of this covenant may be made under any circumstance to Fairfax or any Affiliate of Fairfax other than in cash.

Under GAAP, Consolidated Net Income is not reduced by unrealized losses or increased by unrealized gains.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

(2)	at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; and

(3)	upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale (other than an Asset Sale consisting of (i) 10% or more of the Capital Stock of US Fire or North River or (ii) assets of US Fire or North River constituting more than 10% of the assets of US Fire or North River, respectively, or (iii) assets of US Fire or North River generating more than 10% of the consolidated gross premiums written of the Company for the most recently reported four fiscal quarters (any such sale, an “Excluded Sale”)), within 180 days of receipt thereof to make an investment in an Insurance Subsidiary (whether then owned or then acquired).

For purposes of clause (2) above, (A) the amount of any Indebtedness of the Company or any Restricted Subsidiary actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully and unconditionally released shall be deemed to be cash, and (B) the amount of any notes, securities or similar obligations received by the Company or any Restricted Subsidiary from such transferee that are immediately converted, sold or exchanged by the Company or the Restricted Subsidiaries into cash or Cash Equivalents shall be deemed to be cash.

On the 181st day after any Asset Sale (or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (3) of the preceding paragraph or on the date of consummation of an Excluded Sale) such date, a “Net Proceeds Offer Trigger Date”), the aggregate amount of such Net Cash Proceeds (that have not been applied as set forth in clause (3) of the preceding paragraph on or before such Net Proceeds Offer Trigger Date in the case of any Asset Sale other than an Excluded Sale) (each, a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (a “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this covenant). If the Net Proceeds Offer Amount exceeds the amount paid upon consummation of the Net Proceeds Offer, the Company may use any such excess amount for any purpose not otherwise prohibited by the Indenture. Upon completion of each Net Proceeds Offer, the unutilized Net Proceeds Offer Amount shall be reset to zero.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, consolidation and sale of assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes in an amount exceeding the Net Proceeds Offer Amount, notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under such provisions of the Indenture by virtue thereof.

Limitation on dividend and other payment restrictions affecting Restricted Subsidiaries

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on or in respect of its Capital Stock;

(2)	make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

(3)	transfer any of its property or assets to the Company or any other Restricted Subsidiary,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a)	applicable law, rule or regulation (or, with respect to any Insurance Subsidiary, as required by the applicable regulatory authority);

(b)	the Indenture, the notes and the Guarantees, if any;

(c)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

(d)	any instrument governing Acquired Indebtedness, which encumbrance or restriction was not put in place in connection with or in contemplation of such acquisition and is not applicable to any Person, or the properties or assets of any Person other than the Person or the properties or assets of the Person so acquired;

(e)	agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f)	restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(g)	restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(h)	customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(i)	any other indenture governing debt securities of the Company that are no more restrictive in the aggregate than those contained in the Indenture; and

(j)	restrictions on cash or other deposits or on net worth imposed under reinsurance or insurance contracts (other than with Affiliates of the Company) entered into in the ordinary course of the Company’s underwriting (and not investing) business;

(k)	agreements governing Purchase Money Indebtedness or Capitalized Lease Obligations so long as such encumbrances or restrictions apply solely to the related assets; and

(l)	any agreement or instrument replacing any agreement or instrument described in clause (d) or (e) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such agreement or instrument are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the agreement or instrument referred to in such clause (d) or (e).

Maintenance of Corporate Separateness

The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) take any action, or conduct its affairs in any manner, which is likely to result in the corporate existence of the Company or any other Restricted Subsidiary being ignored, or in the assets and liabilities of the Company or any of its Restricted Subsidiaries being substantively consolidated with those of any other Person other than the Company or another Restricted Subsidiary, in a bankruptcy, reorganization or other insolvency proceeding; or (b) fail to satisfy customary corporate formalities in any material respect, including (i) the holding of necessary boards of directors’ and shareholders’ meetings or consents, (ii) the maintenance of separate corporate and accounting books and records from which required GAAP and other financial statements can be prepared, (iii) the maintenance of separate bank accounts in its own name and (iv) the maintenance of ownership of its principal assets in its name (or the name of a trustee or nominee who is not otherwise an Affiliate, including where necessary or required by applicable insurance law, rule or regulation). The foregoing covenant shall not restrict the sharing of bank accounts among Restricted Subsidiaries or shared ownership of assets to the extent not otherwise prohibited by applicable law.

Limitation on Preferred Stock of Restricted Subsidiaries and Common Stock of Insurance Subsidiaries

(a)	The Company will not cause or permit, directly or indirectly, any of its Restricted Subsidiaries to issue or sell or otherwise dispose of any of their Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary.

(b)	The Company will not cause or permit, directly or indirectly, any of its Restricted Subsidiaries to issue or sell or otherwise dispose of any Common Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) (unless 100% of the Common Stock of such Restricted Subsidiary is so sold) and, in any case, such issuance or sale complies with the above “Limitation on Asset Sales” covenant.

Limitation on Liens

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind securing any Indebtedness against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith effective provision is made to secure the notes and all other amounts due under the Indenture equally and ratably (or on a senior basis if such Indebtedness is subordinated Indebtedness) with such Indebtedness with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

Merger, consolidation and sale of assets

The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)	either:

(a)	the Company shall be the surviving or continuing corporation; or

(b)	the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x)	shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)	shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2)	immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall meet the Ratio Test;

(3)	immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)	the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding clause (2) of the immediately preceding paragraph, any Restricted Subsidiary may consolidate or combine with, merge into or transfer all or part of its properties and assets to the Company or another Wholly Owned Restricted Subsidiary.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the notes and the Registration Rights Agreement with the same effect as if such surviving entity had been named as such.

No Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Asset Sales” covenant) will, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1)	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation or a partnership or a limited liability company, in each case, organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2)	such entity (if other than the Guarantor) assumes by supplemental indenture all of the obligations of the Guarantor under its Guarantee, the Indenture and the Registration Rights Agreement;

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)	immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

Limitations on transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions

(including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the third paragraph of this covenant and (y) Affiliate Transactions on terms that are on the whole no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors (and by a majority of the Independent Directors) of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $15.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee; provided that, notwithstanding the foregoing, with respect to any purchase or sale of Invested Assets for cash between (1) the Company or any Restricted Subsidiary and (2) Fairfax or any Subsidiary thereof, the Company or such Restricted Subsidiary, as the case may be, may, in lieu of providing a board resolution or an opinion of an Independent Financial Advisor, file with the Trustee prior to the consummation of the transaction, a written confirmation from an Independent Financial Advisor that the agreed-upon price in such transaction is at least (in the case of a sale by the Company or a Restricted Subsidiary), or no more than (in the case of a purchase by the Company or a Restricted Subsidiary), the fair market value of the Invested Assets.

The restrictions set forth in the first two paragraphs of this covenant shall not apply to:

(1)	reasonable fees, compensation benefits and incentives paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2)	transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, so long as such transactions are not otherwise prohibited by the Indenture;

(3)	any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) that is described in this prospectus, or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement;

(4)	Restricted Payments permitted by the “Limitation on Restricted Payments” covenant;

(5)	customary stockholders and registration rights agreements among the Company or any Restricted Subsidiary and the stockholders thereof; and

(6)	ordinary course insurance or reinsurance contracts or other agreements with respect to the provision of services (a) requiring approval of any governmental or regulatory insurance agency that are so approved by such agency (and on the terms so approved), or (b) requiring the passage of time to have occurred without disapproval of any governmental or regulatory insurance agency for which the required time has passed (and on the terms presented to such agency).

Conduct of business

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which Crum & Forster and its Restricted Subsidiaries are engaged on the Issue Date.

Maintenance of interest escrow account

From and after December 15, 2004, the Company will maintain at all times an amount in the Interest Escrow Account sufficient to make two interest payments on the notes then outstanding. The foregoing requirement need not be met from and after the first date on or after December 15, 2004 on which the Ratio Test is met.

Payments for consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish the Holders of notes:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted

Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Suspension of covenants

During any period in which the notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture, the covenants described under the following headings will not apply:

(1)	”—Certain Covenants— Limitation on Restricted Payments”;

(2)	”—Certain Covenants— Limitation on incurrence of additional Indebtedness”;

(3)	”—Certain Covenants— Limitation on Asset Sales”;

(4)	clause (2) of the first paragraph under “—Certain Covenants— Merger, consolidation and sale of assets”; and

(5)	”—Certain Covenants— Limitation on transactions with Affiliates.”

(collectively, the “Suspended Covenants”). Upon the suspension of the Suspended Covenants, the amount of Net Cash Proceeds for purposes of “—Certain Covenants— Limitation on Asset Sales” shall be set at zero.

In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding paragraph and either Rating Agency subsequently withdraws its rating or downgrades its rating of the notes below Investment Grade, or a Default or Event of Default occurs and is continuing, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants, and compliance with the Suspended Covenants with respect to any Restricted Payment that is cited by a Rating Agency as a material factor in any such withdrawal or downgrade occurring within 90 days of the first public announcement of such Restricted Payment and any Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the covenant described under “—Certain Covenants— Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date. The Indenture permits, without causing a Default or Event of Default, the results of actions taken by us and our Restricted Subsidiaries during the period in which the notes are rated Investment Grade to remain in place after any date on which the notes are no longer rated Investment Grade.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1)	the failure to pay interest on any note when the same becomes due and payable and the default continues for a period of 30 days;

(2)	the failure to pay the principal (or premium, if any) of any note, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)	a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to (x) the covenant described above under “—Merger, consolidation and sale of assets,” or (y) the agreements made by the Company with respect to the Fairfax Note, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)	the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated aggregates $15.0 million or more at any time;

(5)	one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6)	certain events of bankruptcy or insolvency (or similar proceedings involving Bankruptcy Subsidiaries) affecting the Company or any of its Significant Subsidiaries;

(7)	any Guarantee of a Significant Subsidiary ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture); or

(8)	the repudiation or disaffirmation by the Company or any Restricted Subsidiary of any Security Document, or the failure of any Security Document (or any security interest created thereby) to be in full force and effect, or default by the Company or any Restricted Subsidiary in the performance of any obligation under any

Security Document which default materially adversely affects the enforceability, validity, perfection or priority of the Liens securing the Obligations.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1)	if the rescission would not conflict with any judgment or decree;

(2)	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)	to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)	if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5)	in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because of an Event of Default specified in clause (4) of the first paragraph under “Events of Default” shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 20 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 20 day period which has not been cured or waived during such period.

The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

The Holders may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries, as such, shall have any liability for any obligations of the Company or any of its Subsidiaries under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3)	the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)	the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)	since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any its Subsidiaries is bound;

(6)	the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7)	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

The Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1)	either:

(a)	all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)	all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Company has paid all other sums payable under the Indenture by the Company; and

(3)	the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture and other agreements

From time to time, the Company, any Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture and the Security Documents for certain specified purposes, including to

(1)	cure any ambiguity, defect or inconsistency in the Indenture;

(2)	comply with the provisions described under “Certain Covenants— Merger, consolidation and sale of assets”;

(3)	comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4)	evidence and provide for the acceptance of appointment by a successor Trustee;

(5)	provide for uncertificated notes in addition to certificated notes; or

(6)	make any change that would provide any additional benefit or rights to the Holders or that does not adversely affect the rights of any Holder.

In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture and the Security Documents may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes, except that, without the consent of each Holder affected thereby, no amendment may:

(1)	reduce the amount of notes whose Holders must consent to an amendment;

(2)	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

(3)	reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4)	make any notes payable in money other than that stated in the notes;

(5)	make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6)	after the Company’s obligation to purchase notes arises thereunder, amend, change or modify in any material respect in a manner adverse to the Holders the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7)	modify or change any provision of the Indenture or the related definitions affecting the ranking of the notes or any Guarantee in a manner which adversely affects the Holders;

(8)	release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture or release all or substantially all of the property and assets subject to a Lien securing the Obligations other than pursuant to the terms of the Security Documents; or

The Company will not amend, modify or waive any provision of the Fairfax Note except with the consent of the Holders of a majority in principal amount of the then outstanding notes.

Governing law

The Indenture provides that it, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“ACL RBC” means “authorized control level risk based capital” as then defined and calculated in accordance with the Risk Based Capital (RBC) for Insurers Model Act of the National Association of Insurance Commissioners.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Applicable Percentage” means:

(1)	50% for any fiscal quarter other than as described in clause (2), and

(2)	75% for any fiscal quarter for which the Company had a Distributable Amount greater than zero.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business (the sale of Invested Assets being an ordinary course transaction), but excluding the Capital Stock of or other Investments in Unrestricted Subsidiaries; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.5 million; (b) any transaction consummated in compliance with the provisions of “Merger, consolidation and sale of assets”; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) disposals or replacements of obsolete or worn out equipment; (f) for so long as, and to the extent that, any Insurance Subsidiary would not be permitted to make the Net Cash Proceeds therefrom available to the Company or the Company’s other Subsidiaries, any sale, lease, conveyance, disposition or other transfer of assets by any Insurance Subsidiary; and (g) the creation of any Lien not prohibited by the “Limitation on Liens” covenant.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1)	with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2)	with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

For the avoidance of doubt, “Capital Stock” includes, without limitation, “trust preferred” or other equity or equity-like securities that can or may be treated as equity, capital or surplus of the Insurance Subsidiaries.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)	marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2)	marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)	commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4)	certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)	investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to Fairfax Financial Holdings Limited or any Person controlled by Fairfax Financial Holdings Limited;

(2)	the approval by the holders of Capital Stock of the Company, of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3)	any Person or Group (other than Fairfax Financial Holdings Limited or any Person controlled by Fairfax Financial Holdings Limited) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 35% of the voting power of the Voting Stock of the Company; or

(4)	the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense; plus

(2)	the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1)	the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (which, for greater clarity, excludes interest on funds held under reinsurance contracts), including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under

Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2)	the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1)	after-tax gains from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2)	after-tax items classified as extraordinary or nonrecurring gains;

(3)	solely for purposes of the covenant entitled “Limitation on Restricted Payments,” the net income of any Person prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(4)	the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash (or to the extent immediately converted to cash) dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(5)	any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6)	income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(7)	in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Credit Agreement” means one or more credit facilities of Fairfax Financial Holdings Limited, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the notes.

“Distributable Amount” means, with respect to the Company at the last day of any fiscal quarter, (a) the maximum amount of cash that the then Insurance Subsidiaries of the Company could have distributed directly to the Company as a dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon as of such date (calculated as if such date were the relevant test date for determining compliance with applicable Insurance Laws) without prior governmental approval (or any required passage of time in nondisapproval states) and which is not prohibited, directly or indirectly, by the terms of any charter or any agreement, instrument, judgment, decree, order, writ, injunction, certificate, statute, rule, law, code, ordinance or government regulation applicable to such Insurance Subsidiaries unless any such restriction has been legally waived, plus (b) the amount of any dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon paid during the four fiscal quarters coming immediately prior to the date of determination by the Insurance Subsidiaries of the Company to the Company to the extent that such dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon reduces the amount described in clause (a) that could be distributed at the date of determination; provided that in making any determination of the Distributable Amount to Consolidated Fixed Charges Coverage Ratio, any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any amount which such Restricted Subsidiary could have distributed to such Person as a dividend to such Person that is attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the four fiscal quarters occurring immediately prior to the date of testing) occurring during the four quarter period immediately prior to the date of such testing, shall be given effect to as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) had occurred on the first day of such four quarter period.

“Distributable Amount to Consolidated Fixed Charge Coverage Ratio” means, at any time, the ratio of the Distributable Amount on the last day of the most recently ended fiscal quarter for which financial statements are available to Consolidated Fixed Charges of the Company during the four full fiscal quarters (the “Four Quarter Period”) ending prior to such time for which financial statements are available. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)	the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)	any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

For purposes of this definition, Transaction Date means the date of the incurrence, repayment, asset sale, disposition or Asset Acquisition, as applicable, giving rise to the need to calculate the Distributable Amount to Consolidated Fixed Charge Coverage Ratio.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator of this “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2)	notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fairfax” means Fairfax Financial Holdings Limited or any Wholly Owned Subsidiary of Fairfax Financial Holdings Limited.

“Fairfax Note” means the non-interest bearing stand-by credit facility note due 2018 issued by Crum & Forster to Fairfax on June 30, 2003 for up to $40.0 million.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the date of determination.

“Guarantee” means a senior unsecured guarantee of the notes by a Guarantor.

“Guarantor” means each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	all Obligations of such Person for borrowed money;

(2)	all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all Capitalized Lease Obligations of such Person;

(4)	all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5)	all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6)	guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)	all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8)	all Obligations under currency agreements and interest swap agreements of such Person; and

(9)	all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any;

provided, however, that the following shall not be deemed to constitute Indebtedness: (a) obligations with respect to products underwritten by Insurance Subsidiaries in the ordinary course of business, including insurance policies, annuities, performance and surety bonds and any related contingent obligations, (b) reinsurance agreements entered into by any Insurance Subsidiary in the ordinary course of business, and (c) Interest Swap Obligations and Currency Agreements entered into in the ordinary course of business in connection with the Invested Assets of the Insurance Subsidiaries.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Director” means, with respect to any transaction or series of transactions, any director that does not have any direct or indirect financial interest in the outcome thereof.

“Independent Financial Advisor” means a firm (which may be a broker-dealer): (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company or any of its Affiliates (other than ownership of less than 5% of any class of publicly traded securities of Fairfax Financial Holdings Limited or any of its Affiliates); and (2) which is otherwise independent of the Company and qualified to perform the task for which it is to be engaged.

“Insurance Law” means any applicable law, statute, rule, regulation, judgment or agreement with any regulatory authority that regulates the provision of insurance or reinsurance.

“Insurance Subsidiary” means any Subsidiary of the Company that is regulated as an “insurance company” under applicable Insurance Laws or as an equivalent entity under corresponding applicable foreign law or regulation, or otherwise holds itself out as a provider of insurance or reinsurance.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Invested Assets” means, with respect to any Person that is an insurance company that files statutory financial statements with any governmental authority, the amount to be shown on the line item “Cash and Invested Assets” (or any equivalent line item(s) setting forth the type of assets that would be reflected in the line item “Cash and Invested Assets” on the Issue Date) on such insurance company’s balance sheet included in its most recent statutory financial statements filed with such governmental authority.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

“Issue Date” means June 5, 2003.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)	reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)	taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3)	repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

(4)	appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursement, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)	Indebtedness under the notes in an aggregate principal amount not to exceed $300.0 million and any Guarantee thereof by any Subsidiary;

(2)	other Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date;

(3)	Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(4)	Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(5)	Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (5) by the issuer of such Indebtedness;

(6)	Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the Company;

(7)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(8)	Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(9)	Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $7.5 million at any one time outstanding;

(10)	Refinancing Indebtedness;

(11)	Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(12)	Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

(13)	Acquired Indebtedness of any Restricted Subsidiary acquired at the time such entity became a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such entity becoming a Restricted Subsidiary so long as, at the time of such incurrence and immediately after giving effect thereto, the ratio of combined policyholders’ surplus of all of the Insurance Subsidiaries to total consolidated long-term Indebtedness of the Company would be equal to or greater than such ratio immediately prior to such entity becoming a Restricted Subsidiary;

(14)	Indebtedness of the Company to the extent the proceeds are used to pay interest on the notes substantially concurrently with the incurrence thereof; and

(15)	(x) Indebtedness pursuant to the Fairfax Note, provided that until such time as the Company is no longer required to meet the requirement set forth in the first sentence under the “Maintenance of Interest Escrow Account” covenant, any amounts borrowed under the Fairfax Note may only be used to fund the Interest Escrow Account and (y) other Subordinated Indebtedness of the Company or any Restricted Subsidiaries to Fairfax that is otherwise permitted by the Indenture.

For purposes of determining compliance with the “Limitation on incurrence of additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above, the Company may, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of

Disqualified Capital Stock for purposes of the “Limitation on incurrence of additional Indebtedness” covenant.

“Permitted Investments” means:

(1)	Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted Subsidiary of the Company;

(2)	Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the notes and the Indenture;

(3)	Investments in cash and Cash Equivalents;

(4)	loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(5)	Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6)	Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(7)	Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(8)	Investments represented by guarantees that are otherwise permitted under the Indenture;

(9)	Investments the payment for which is Qualified Capital Stock of the Company;

(10)	Investments by any Insurance Subsidiary constituting Invested Assets and made in compliance with Insurance Laws, including Investments determined subsequent to acquisition not to comply with applicable Insurance Laws so long as such noncompliance is cured within 30 days of the chief investment officer of the Company or the applicable Subsidiary becoming aware of such noncompliance; provided that (a) no more than 15% of Invested Assets may be in persons that are Affiliates of the Company and (b) if, as a result of any direct or indirect action by the Company such Person becomes an Affiliate of the Company then any such Investment in such Person pursuant to this clause (10) that was made prior to the date such Person became an Affiliate of the Company shall be deemed to have been made on the date and immediately after such Person became an Affiliate of the Company;

(11)	any Investment that replaces, refinances or refunds an Investment existing on the Issue Date, provided that such Investment is in an amount that does not exceed the amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded; and

(12)	other Investments not to exceed $10.0 million at any one time outstanding.

“Permitted Liens” means the following types of Liens:

(1)	Liens securing the notes and any Guarantees;

(2)	Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

(3)	Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(4)	Liens securing Purchase Money Indebtedness incurred in the ordinary course of business; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

(5)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(7)	Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(8)	Liens securing Indebtedness under Currency Agreements; and

(9)	Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on incurrence of additional Indebtedness” covenant; provided that:

(a)	such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b)	such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(10)	Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted to be incurred under the Indenture.

“Person” means an individual, partnership, corporation, limited liability company, association, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Rating Agencies” means:

(a)	S&P;

(b)	Moody’s; or

(c)	if S&P or Moody’s or both shall not make a rating of the notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Ratio Test” means the Distributable Amount to Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on incurrence of additional Indebtedness” covenant (other than pursuant to clauses (3), (4), (5),

(6), (7), (8), (9), (11), (12), (14) or (15) of the definition of Permitted Indebtedness), in each case that does not:

(1)	result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by such Person in connection with such Refinancing); or

(2)	create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinated or junior to the notes, then such Refinancing Indebtedness shall be subordinated or junior to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Restricted Subsidiary” means any Subsidiary of the Company that at the time of determination is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Security Documents” shall mean the Interest Escrow Agreement and each other document pursuant to which the Holders of the notes have been granted a Lien on any property of the Company or the Subsidiaries securing the Obligations.

“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the notes or the Guarantee of such Guarantor, as the case may be.

“Subsidiary,” with respect to any Person, means:

(1)	any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)	any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Unrestricted Subsidiary” of any Person means:

(1)	any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)	the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant; and

(2)	each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the “Limitation on Restricted Payments” covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the “Limitation on Restricted Payments” covenant. As of the Issue Date, there are no Unrestricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary only if:

(1)	immediately after giving effect to such designation, the Ratio Test shall be met; and

(2)	immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person means any class or classes of Capital Stock which entitle the holders thereof under ordinary circumstances to elect at least a majority of the Board of Directors of such Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Book-entry settlement and clearance

The global notes

The new notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with, or on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for certificated notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

Plan of distribution

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Certain U.S. federal income tax considerations

The following summary discusses certain material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, certain U.S. federal estate tax) consequences relating to the purchase, ownership, and disposition of the notes. Except where noted, this summary deals only with notes held as capital assets. Additionally, this summary does not deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of the notes whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax adviser.

For purposes of this summary, a “U.S. holder” is a beneficial owner of the notes that is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non U.S. holder” is any beneficial owner of the notes that is not a U.S. holder.

If you are considering the purchase of the notes, you should consult your own tax adviser concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

The exchange offer

We believe that the exchange of the old notes for the new notes pursuant to the terms set forth in this prospectus should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of the new notes, and ownership of the old notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the new notes, your basis in the new notes should be the same as your basis in the old notes exchanged. You holding period for the new notes should include your holding period for the old notes exchanged. The issue price and other U.S. federal income tax characteristics of the new notes should be identical to the issue price and other U.S. federal income tax characteristics of the old notes exchanged.

U.S. holders

Payment of stated interest

Cash interest on the notes will constitute qualified stated interest and therefore generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Original issue discount

The notes will have original issue discount (OID) for U.S. federal income tax purposes. OID is the excess of a note’s stated redemption price at maturity over its issue price. The stated redemption price at maturity of a note is the sum of all payments required to be made on the note through and including maturity, other than payments of qualified stated interest. You will be required to include such OID in gross income for U.S. federal income tax purposes over the term of the notes as it accrues on a constant yield basis (regardless of your regular method of tax accounting), in advance of receipt of the cash attributable to such income. The annual amount of OID includible in gross income each year will be computed using the yield to maturity of the notes and subtracting payments of qualified stated interest, which are taxable in the manner described above. Under these rules, you generally will include in income increasingly greater amounts of OID in successive accrual periods.

Market discount

If you purchase a note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount unless such difference is less than a specified de minimis amount. The adjusted issue price of a note is equal to its issue price increased by the OID previously accrued and reduced by any payments of cash interest and principal made on the note. Under the market discount rules of the Code, you will be required to treat any payment that does not constitute qualified stated interest and any gain realized on the sale or other disposition of a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such disposition. Further, a disposition of a note by gift (and in certain other circumstances) could result in the recognition of market discount income, computed as if such note had been sold at its then fair market value. In addition, if you purchase a note with market discount you may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such note until the maturity of the debenture or its earlier disposition in a taxable transaction.

Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of a note, unless you elect to accrue market discount under the rules applicable to original issue discount. You may elect to include market discount in income (generally as ordinary income) currently as it accrues, in which case the rules described above regarding the deferral of interest deductions will not apply. Such election will apply to all debt instruments that you acquire on or after the beginning of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium

If you purchase a note for an amount that is in excess of the adjusted issue price of the note (the “acquisition premium”) but is not greater than the stated redemption price at maturity of such note, the amount includible in income in each taxable year as original issue discount is reduced (but not below zero) by that portion of the excess properly allocable to such year.

If you purchase a note for an amount in excess of the stated redemption price at maturity, you will not include any original issue discount in income and generally may be subject to the “bond premium” rules. You may elect to amortize the excess, or bond premium, as an offset to qualified stated interest income on the note using a constant yield method over the period from your acquisition date to the note’s maturity date. Any such premium is not amortizable, however, to the extent that it reflects the value of the conversion privilege of the note. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. Any election to amortize bond premium will apply to all debt instruments that you hold or acquire after the beginning of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Sale, exchange, redemption, or other disposition of the notes

Upon the sale, exchange, redemption or other disposition of the notes you will generally recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as such) and your adjusted tax basis in the notes. Any gain or loss recognized on a disposition of the notes will be capital gain or loss. If you are a noncorporate U.S. holder and have held the notes for more than one year, such capital gain will be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Non-U.S. holders

The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of the notes. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies”, persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. You should consult your own tax adviser to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payment of interest

The 30% U.S. federal withholding tax will not apply to any payment to you of interest, including OID, on the notes provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is related to us within the meaning of section 864(d)(4) of the Code;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest, including OID, will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, exchange, redemption or other disposition of the notes

Any gain realized upon the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you, or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

U.S. federal estate tax

The U.S. federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and U.S. Treasury regulations) and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. If you are an individual you should be aware that there have been recent amendments to the U.S. federal estate tax rules, and you should consult with your tax adviser before considering an investment in the notes.

Information reporting and backup withholding

If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest, including OID, on the notes and the proceeds of the sale of the notes unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full interest income. The backup withholding rate for 2003 is 28%.

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “— Non-U.S. Holders — Payment of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of the notes within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest, including OID, paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Legal matters

The validity of the notes and the enforceability of Crum & Forster’s obligations under the notes will be passed upon for us by Shearman & Sterling LLP, New York, New York.

Experts

The financial statements as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

Glossary of selected insurance terms

Accident year	The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.

Admitted assets	Assets of an insurer permitted by a state to be taken into account in determining the insurer’s financial condition for statutory purposes.

Admitted insurer	A company authorized to transact insurance business within a state.

Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Assumed Reinsurance	Insurance liabilities acquired from a ceding company through reinsurance.

Assumption reinsurance	A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes liable for all obligations under the policy, including collecting premiums and paying benefits.

Attachment point	The amount of losses above which excess of loss reinsurance becomes operative.

Calendar year	The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.

Capacity	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves	Loss reserves established with respect to outstanding, individually reported claims.

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (i.e., not the insured) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe loss	Loss and directly identified loss expenses from catastrophes.

Catastrophe reinsurance	A form of excess of loss property reinsurance which, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumula-

tion of losses resulting from a catastrophic event. The actual reinsurance document is called a “catastrophe cover.”

Combined ratio	The sum of the loss and loss expense ratio, the underwriting expense ratio and the dividend ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Dividend ratio	Relationship of policyholder dividends to net premiums earned.

Excess liability	Additional casualty coverage above the first layer.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or “retention.”

Expense ratio	See “underwriting expense ratio.”

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Fidelity and surety programs	Insurance which guarantees performance of an obligation or indemnifies for loss due to embezzlement or wrongful abstraction of money, securities or other property.

Guaranteed cost products	An insurance policy where the premiums charged will not be adjusted for actual loss experience during the covered period.

Guaranty fund	State-regulated mechanism which is financed by assessing insurers doing business in those states. Should insolvencies of an insurer occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

High or large deductible policy	An insurance policy where the customer assumes at least $25,000 or more of each loss.

Incurred but not reported (IBNR) claims	Claims under policies that have been incurred but have not yet been reported to the insurer by the insured.

Incurred but not reported (IBNR) reserves	Reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer.

Indemnity reinsurance	A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded.

Inland marine	A broad type of insurance generally covering articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewelry, furs, fine arts and others.

Insurance Regulatory Information System (“IRIS”) ratios	Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Known loss costs	Loss and loss adjustment expenses commonly expected for a given type of risk based on historical and projected experience. In a highly competitive market, an underwriter may price a policy unprofitably, i.e. with an insufficient provision for known loss costs, in order to maintain or increase market share.

Loss	An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss and loss adjustment expense ratios	The ratio of incurred losses and loss adjustment expenses to net premiums earned.

Losses and loss adjustment expense reserves	A balance sheet liability for unpaid losses and loss expenses which represents estimates of amounts needed to pay losses and expenses, including legal fees and the expense of administering the claims adjustment process, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.

Loss adjustment expenses	The expenses of settling claims, including legal and other fees and the portion of internal operating expenses allocated to claim settlement costs.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.

Losses and loss adjustment expenses	The sum of losses and loss adjustment expenses incurred.

Losses incurred	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.

Multi-peril policies	Refers to policies which cover both property and third party liability exposures.

National Association of Insurance Commissioners (NAIC)	An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cessation of reinsurance.

Net premiums written	Gross premiums written less premiums ceded to reinsurers.

Novation	The substitution of one insurer (assuming company) for the original issuing insurer (ceding company) under an insurance policy, whereby the assuming company accepts all of the rights and liabilities of the insurer under the policy from the effective date of the novation and the ceding company is relieved of any further obligation under the novated policy.

Policyholders’ surplus	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Policyholder surplus is also referred to as “statutory surplus,” “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Pool	An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed percentages.

Probable maximum loss (PML)	PML is the underwriter’s estimate of the largest loss expected to occur and is important in considering reinsurance needs.

Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person’s property loss, damage or loss of use.

Quota share reinsurance	Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rate of renewal/ retention ratio	Current period renewal accounts or policies as a percentage of the prior period accounts or policies.

Rates	Amounts charged per unit of insurance.

Redundancy (deficiency)	Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the liability is less (greater) than the posted reserves. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reserves or loss reserves	Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Residual market (involuntary Business)	Insurance market which provides coverage for risks with respect to which prospective insured parties are unable to purchase insurance in the voluntary market either because the risk is too great or rate inadequacy has reduced the supply of insurance. Residual markets are frequently created by state legislation either because of lack of available coverage such as property coverage in a windstorm prone area or protection of the accident victim as in the case of workers’ compensation. The costs of the residual market are usually charged back to the direct insurance carriers in proportion to the carriers’ voluntary market shares for the type of coverage involved.

Retention	The amount of exposure an insurance company retains on any one risk or group of risks.

Retrospective premiums	Premiums related to retrospectively rated policies.

Risk retention	The amount or portion of a risk an insurer retains for its own account after ceded reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.

Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Servicing carrier	An insurance company that provides, for a fee, various services including policy issuance, claims adjusting and customer service for insureds in a reinsurance pool.

Statutory accounting principles (SAP)	The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the company’s state of domicile for recording transactions and preparing financial statements.

Statutory surplus	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. This sum is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Structured settlements	Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

Surplus (Unassigned funds)	The undistributed and unappropriated amount of policyholder surplus.

Tabular reserving	A method of setting reserves for a class of risk among a given population of insureds, based on a table evaluating the likelihood and magnitude of the relevant loss among that population.

Third party liability	A liability owed to a claimant (or “third party”) who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.

Umbrella coverage	A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by the usual liability policies.

Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.

Underwriting expense ratio	The ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned. (For statutory purposes, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses	All costs associated with acquiring and servicing business, including commissions, premium taxes, general and administrative expenses.

Underwriting profit or underwriting loss results	The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses, underwriting expenses and policyholder dividends from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Voluntary market	The market in which a person seeking insurance obtains coverage without the assistance of residual market mechanisms.

Workers’ compensation	A system (established under state laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Report of Independent Accountants

To the Board of Directors and Stockholder of

Crum & Forster Holdings Corp. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Crum & Forster Holdings Corp. and its subsidiaries, an indirect wholly owned subsidiary of Fairfax Financial Holdings Limited, at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2003, except for Note 1
for which the date is June 5, 2003

CRUM & FORSTER HOLDINGS CORP.

Consolidated Balance Sheet

	December 31,
(In thousands, except share amounts)	2001	2002

ASSETS
Investments:
Fixed income securities, at fair value (amortized cost $1,991,551 and $1,940,241, respectively)	$1,851,343	$1,971,551
Preferred stock, at fair value (cost $9,844)	-	9,341
Common stocks, at fair value (cost $124,346 and $173,110, respectively)	134,754	182,665
Other invested assets (cost $18,116 and $47,132, respectively)	20,409	49,887

Total investments	2,006,506	2,213,444
Cash and cash equivalents	273,586	209,146
Accrued investment income	23,522	20,968
Premium receivables	218,852	218,434
Other receivables	16,512	18,703
Reinsurance recoverables— unaffiliated	1,890,793	1,817,559
Reinsurance recoverables— affiliated	240,905	214,828
Prepaid reinsurance premiums	42,354	58,588
Deferred income taxes	293,917	197,103
Deferred policy acquisition costs	42,320	54,031
Other assets	98,692	115,983

Total assets	$5,147,959	$5,138,787

LIABILITIES
Unpaid losses and loss adjustment expenses	$3,423,793	$3,225,921
Unearned premiums	343,300	419,495
Dividends to policyholders	13,698	9,180
Deferred income on retroactive reinsurance	134,613	132,781
Funds held under reinsurance treaties	254,652	203,710
Accounts payable and other liabilities	258,298	168,536

Total liabilities	4,428,354	4,159,623

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	-	-
Additional paid-in capital	748,424	748,735
Accumulated other comprehensive (loss) income, net of tax	(84,865)	26,663
Retained earnings	56,046	203,766

Total stockholder’s equity	719,605	979,164

Total liabilities and stockholder’s equity	$5,147,959	$5,138,787

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Operations and

Comprehensive Income

	Years Ended December 31,
(In thousands, except share amounts)	2000	2001	2002

REVENUE
Gross premiums written	$661,061	$777,536	$898,368
Ceded premiums written	(173,330)	(236,063)	(228,895)

Net premiums written	487,731	541,473	669,473
Decrease (increase) in unearned premiums	16,243	(41,298)	(59,961)

Net premiums earned	503,974	500,175	609,512
Net investment income	142,586	119,171	113,840
Net realized investment gains (losses)	224	(5,358)	41,485
Other income, net	6,305	4,321	16,150

Total revenue	653,089	618,309	780,987

EXPENSES
Losses and loss adjustment expenses	378,945	599,181	463,458
Policy acquisition costs	91,918	67,327	76,329
Other underwriting expenses	113,558	119,358	118,153
Dividends to policyholders	5,991	2,493	(3,000)

Total expenses	590,412	788,359	654,940

Income (loss) before income taxes	62,677	(170,050)	126,047

Income tax expense (benefit):
Current	(29,309)	3,267	6,998
Deferred	20,406	(66,808)	36,138

Total income tax (benefit) expense	(8,903)	(63,541)	43,136

Income (loss) before cumulative effect of a change in accounting principle	71,580	(106,509)	82,911
Cumulative effect of a change in accounting principle, net of tax	-	-	64,809

NET INCOME (LOSS)	$71,580	$(106,509)	$147,720

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$71,580	$(106,509)	$147,720
Other comprehensive income, net of tax	141,374	15,549	111,528

Comprehensive income (loss)	$212,954	$(90,960)	$259,248

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Stockholder’s Equity

	Years Ended December 31,
(In thousands, except share amounts)	2000	2001	2002

COMMON STOCK
Balance, beginning and end of year	$-	$-	$-

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	680,000	739,351	748,424
Capital contribution	59,351	9,073	311

Balance, end of year	739,351	748,424	748,735

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Balance, beginning of year	(241,788)	(100,414)	(84,865)
Unrealized investment gains	143,324	18,824	110,501
Foreign currency translation	(1,950)	(3,275)	1,027

Balance, end of year	(100,414)	(84,865)	26,663

RETAINED EARNINGS
Balance, beginning of year	147,640	162,555	56,046
Net income (loss)	71,580	(106,509)	147,720
Dividends paid	(56,665)	-	-

Balance, end of year	162,555	56,046	203,766

TOTAL STOCKHOLDER’S EQUITY	$801,492	$719,605	$979,164

COMMON SHARES OUTSTANDING
Balance, beginning and end of year	100	100	100

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Cash Flows

	Years Ended December 31,
(In thousands)	2000	2001	2002

OPERATING ACTIVITIES:
Net income (loss)	$71,580	$(106,509)	$147,720
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Net realized investment losses (gains)	(224)	5,358	(41,485)
Equity in earnings of investees	-	-	(8,757)
Depreciation and amortization	(4,950)	(3,873)	9,031
Deferred income tax expense (benefit)	20,406	(66,808)	36,138
Net accretion of discount on fixed income securities	(21,209)	(24,948)	(30,587)
Changes in:
Accrued investment income	2,794	5,098	2,554
Premium receivables	23,885	2,871	418
Other receivables	(657)	(1,099)	(2,191)
Reinsurance recoverables—unaffiliated	(266,300)	(485,529)	73,234
Reinsurance recoverables—affiliated	19,963	(35,159)	26,077
Prepaid reinsurance premiums	(9,353)	(1,631)	(16,234)
Deferred policy acquisition costs	2,041	(10,922)	(11,711)
Other assets	10,585	(6,401)	(24,752)
Unpaid losses and loss adjustment expenses	(263,940)	117,052	(197,872)
Unearned premiums	(6,890)	42,930	76,195
Dividends to policyholders	(3,763)	(7,095)	(4,518)
Deferred income on retroactive reinsurance	-	134,613	(1,832)
Funds held under reinsurance treaties	44,520	134,029	(50,942)
Accounts payable and other liabilities	(22,532)	21,804	(89,762)

Net cash used in operating activities	(404,044)	(286,219)	(109,276)

INVESTING ACTIVITIES:
Purchases of fixed income securities	(116,070)	(53,401)	(490,279)
Proceeds from sales of fixed income securities	517,650	526,288	596,097
Proceeds from maturities of fixed income securities	3,405	5,310	12,550
Purchases of preferred stock	-	-	(19,869)
Proceeds from sales of preferred stock	-	-	13,176
Purchases of common stocks	(24,915)	-	(57,617)
Proceeds from sales of common stocks	79,228	192	14,102
Purchases of other invested assets	(5,025)	(10,704)	(24,011)
Proceeds from sales of other invested assets	112	536	2,324
Payment for the purchase of Seneca Insurance Company, net of cash and cash equivalents acquired	(20,137)	-	-
Payment for the purchase of Crum & Forster Specialty Insurance Company, net of cash and cash equivalents acquired	(11,684)	-	-
Purchase of fixed assets	(11,256)	(6,764)	(1,948)

Net cash provided by investing activities	411,308	461,457	44,525

FINANCING ACTIVITIES:
Capital contributions	59,351	9,073	311
Dividends to parent	(56,665)	-	-

Net cash provided by financing activities	2,686	9,073	311

Net increase (decrease) in cash and cash equivalents	9,950	184,311	(64,440)
Cash and cash equivalents, beginning of year	79,325	89,275	273,586

Cash and cash equivalents, end of year	$89,275	$273,586	$209,146

Supplemental Cash Flow Information:
Income taxes received from (paid to) parent	$9,972	$(2,861)	$(6,435)

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Notes to Consolidated Financial Statements

(In thousands, except share amounts)

1. Organization and Basis of Presentation

Crum & Forster Holdings Corp. (the “Company” or “Crum & Forster”) is a Delaware holding company. The Company is 100% owned by Fairfax Inc., a Wyoming holding company. Fairfax Inc. is wholly owned by FFHL Group Ltd., a Canadian holding company, which is in turn wholly owned by Fairfax Financial Holdings Limited (“Fairfax”), a Canadian financial services holding company which is publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The Company, through its subsidiaries, provides a full range of commercial property and casualty insurance distributed through an independent producer force located across the United States.

Crum & Forster was established for the sole purpose of holding the capital stock of Crum & Forster Holding Inc. (“Holding”), another wholly-owned subsidiary of Fairfax Inc., and had no operations prior to becoming the parent of Holding. On June 5, 2003, a merger of entities under common control occurred at historical cost whereby the capital stock of Holding was contributed to Crum & Forster and, accordingly, Crum & Forster became the parent of Holding. The consolidated financial statements of Holding and its subsidiaries have become the Company’s historical financial statements.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company, Holding and their wholly owned subsidiaries, United States Fire Insurance Company (“US Fire”), The North River Insurance Company (“North River”), Crum & Forster Indemnity Company, Crum and Forster Insurance Company, and Crum & Forster Underwriters Co. of Ohio. US Fire owns 100% of the stock of Crum & Forster Specialty Insurance Company (“Specialty”). North River owns 100% of the stock of Seneca Insurance Company, Inc. (“Seneca”) and its subsidiaries. As a result of the Company’s acquisition by Fairfax in August 1998, Fairfax’s purchase price of $680 million was allocated to assets acquired and liabilities assumed based upon estimated fair values at the date of acquisition. The consolidated financial statements include all the costs of doing business and material intercompany accounts and transactions are eliminated in consolidation. See Note 11— Related Party Transactions.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, which could differ from actual results, that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company are summarized below:

Investments

The Company’s fixed income securities, common and preferred stocks are categorized as “available for sale”, and are carried at their fair value based primarily on quoted market prices. Investments in entities that are consolidated subsidiaries of Fairfax but are less than 50% owned by the Company are carried under the equity basis of accounting. For all other investments, the Company determines if it exercises significant influence based upon its ownership of shares without consideration of the ownership interest of other Fairfax affiliates. Unrealized gains or losses on the Company’s investments, net of applicable income taxes, are included in other comprehensive income. Unrealized losses which are deemed other than temporary are charged to operations. Factors considered in evaluating whether a decline in value is other than temporary include: (1) periodic assessment of the changes in intrinsic value of investments relative to declines in market values in determining whether the underlying valuation fluctuations are other than temporary; (2) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (3) the financial condition, credit analysis, and future prospects of the issuer.

Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs

Certain costs, consisting of commissions and premium taxes incurred in acquiring insurance premiums, are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the contracts. Realizability is determined without consideration of investment income.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill is not amortized but rather subject to an assessment of impairment on an annual basis for the reporting unit, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in SFAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount impaired, if any. SFAS 142 requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principle. During 2002, the Company completed its transitional impairment test, resulting in no impairment.

Prior to the adoption of SFAS 142, the purchase price in excess of net assets acquired (“goodwill”) and net assets acquired in excess of purchase price (“negative goodwill”) were amortized on a straight-line basis over 10 years and included in other income, net. Goodwill is included in other assets and negative goodwill is included in other liabilities on the consolidated balance sheet.

Unpaid Losses and Loss Adjustment Expenses

The reserve for unpaid losses and loss adjustment expenses are based on claim adjusters’ evaluations and other estimates, including those for incurred but not reported (IBNR) losses, and future salvage and subrogation recoveries. The reserves are reviewed continually during the year and changes in estimates are reflected currently in operating results. Accordingly, losses and loss adjustment expenses are charged to income as incurred.

The reserves for unpaid losses and loss adjustment expenses are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on assumptions related to the ultimate cost to settle such claims. Management believes that reserves for unpaid losses and loss adjustment expenses are adequate.

Dividends to Policyholders

Dividends to policyholders are declared in accordance with the insurance contract and approved by the Company’s Board of Directors. Dividends are charged to operations as the related premiums are earned.

Reinsurance

The Company reinsures, in the ordinary course of business, certain risks with other insurance and reinsurance companies. These arrangements provide the means for greater diversification of business and serve to limit the net loss potential of unusually severe or frequent losses. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder; however, the insurance company that accepted the risk assumes an obligation to the original insurer. The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that any reinsuring company might not be able to meet its obligations. Reinsurance recoverables include the balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses that will be recovered from reinsurers. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the ceded contracts.

For retroactive reinsurance contracts, the amount by which liabilities associated with the reinsured policies exceed the amount paid for reinsurance coverage is deferred and amortized as a reduction to losses and loss adjustment expenses using the interest method.

Funds Held Under Reinsurance Treaties

Premiums withheld from reinsurers under reinsurance contracts are included in funds held under reinsurance treaties. Interest generally accrues on withheld funds in accordance with contract terms and is included in net investment income.

Income Taxes

The Company and its subsidiaries are included in the consolidated income tax return filed by Fairfax Inc. The consolidated income tax provision is allocated to each of the companies in the consolidated group, pursuant to a written agreement, on a separate return basis.

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to net operating loss carryforwards, unpaid losses and loss adjustment expenses, deferred income on retroactive reinsurance, unrealized net appreciation or depreciation of investments, unearned premiums, and deferred policy acquisition costs. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realized.

Premiums

Insurance premiums are earned over the terms of the related policies. Unearned premium reserves are established for the unexpired portion of policy premiums. Premiums are accrued for retrospectively rated policies and on policies subject to audit on an estimated basis throughout the contract or policy term. The reserve for uncollectible premiums is determined principally on the basis of past collection experience. As of December 31, 2001 and 2002, the amount of the reserve was $21,259 and $22,095, respectively. Bail bond premiums are recorded upon issuance of the bond.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 established financial accounting and reporting standards for cost associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” to address when it is appropriate to consolidate financial interests in any variable interest entity (“VIE”), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the “primary beneficiary” and, therefore, is required to consolidate the VIE.

The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is “reasonably possible” that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. The Company has no financial interests in VIEs subject to FIN 46.

3. Accounting Change

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The acquisition of the Company by Fairfax in 1998 resulted in the recognition of negative goodwill as a result of net assets acquired in excess of the purchase price of $97,800. Prior to adoption of SFAS No. 141, the unamortized balance of negative goodwill of $74,591 and $64,809 at December 31, 2000 and 2001 is included in other liabilities in the consolidated balance sheet. Under SFAS No. 141, the remaining unamortized negative goodwill of $64,809 at December 31, 2001 was recognized as a cumulative change in accounting principle on the statement of operations in 2002. Amortization of the negative goodwill of $9,782 is included in other income, net for each of the years ended December 31, 2000 and 2001. Upon adoption of SFAS No. 141, amortization of negative goodwill is no longer required.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which addresses accounting and reporting for intangible assets, except for those acquired in a business combination. SFAS No. 142 eliminates the requirement for systematic amortization and instead imposes periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. SFAS No. 142 was effective for the Company on January 1, 2002. The Company completed its transitional impairment testing for 2002, resulting in no impairment.

4. Acquisitions

On August 31, 2000, the Company acquired, for cash consideration, all the outstanding common stock of Seneca. This acquisition was accounted for as a purchase. The purchase price of $65,314 has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition with the balance of $6,014 recorded as goodwill. Beginning January 1, 2002, with the adoption of SFAS 142, goodwill is no longer amortized. Testing performed for this reporting unit during 2002 revealed no impairment to the asset. The goodwill of $5,212 at December 31, 2001 and 2002 is reflected in other assets in the consolidated balance sheet. Prior to the adoption of SFAS 142 the related amortization of the goodwill acquired on a straight-line basis over 10 years of $193 and $609 for the years ended December 31, 2000 and 2001, respectively, is included in other income, net in the consolidated statement of operations. The operating results of Seneca have been included in the consolidated statement of operations from the date of acquisition.

On December 21, 2000, the Company acquired, for cash consideration, all the outstanding common stock of Specialty (formerly Transnational Insurance Company). This acquisition was accounted for as a purchase. The purchase price of $17,400 has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition with the balance of $2,344 recorded as goodwill. Beginning January 1, 2002, with the adoption of SFAS 142, goodwill is no longer amortized. Testing performed for this reporting unit during 2002 revealed no impairment to the asset. The goodwill of $2,099 at December 31, 2001 and 2002, respectively, is reflected in other assets in the consolidated balance sheet. Prior to the adoption of SFAS 142, goodwill was being amortized on a straight-line basis over 10 years. Amortization of goodwill of $10 and $235 for the years ended December 31, 2000 and 2001, respectively, is included in other income, net in the consolidated statement of operations. The operating results of Specialty have been included in the consolidated statement of operations from the date of acquisition.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 2000 assume the Seneca acquisition occurred as of January 1, 2000:

2000

Net premium earned	$531,630
Net investment income	146,682
Net realized investment losses	(3,301)
Other income, net	5,917

Total revenue	680,928

Losses and loss adjustment expenses	396,190
Other operating expenses	223,504

Total losses and expenses	619,694

Income before income taxes	61,234
Income tax benefit	(9,515)

Net income	$70,749

The results for Specialty were immaterial for 2000.

5. Investments

The composition of the investment portfolio, which is carried at fair value, as of December 31, 2001 follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed income securities:
Bonds
United States government and government agencies and authorities	$919,726	$7,263	$94,628	$832,361
States, municipalities and political subdivisions	9,291	439	-	9,730
Foreign governments	953	84	-	1,037
Public utilities	331,667	511	8,240	323,938
All other corporate	729,914	2,596	48,233	684,277

Total fixed income securities	1,991,551	10,893	151,101	1,851,343

Equity securities:
Common stocks, at fair value
Banks, trusts and insurance companies	93,167	349	47	93,469
Industrial, miscellaneous and all other	31,179	11,073	967	41,285

Total common stocks, at fair value	124,346	11,422	1,014	134,754

Other invested assets	18,116	2,731	438	20,409

Total investments	$2,134,013	$25,046	$152,553	$2,006,506

The composition of the investment portfolio, which is carried at fair value, as of December 31, 2002 follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Fixed income securities:
Bonds
United States government and government agencies and authorities	$1,096,141	$16,219	$9,326	$1,103,034
States, municipalities and political subdivisions	9,398	678	-	10,076
Foreign governments	963	162	-	1,125
Public utilities	314,417	13,336	1,288	326,465
All other corporate	519,322	31,976	20,447	530,851

Total fixed income securities	1,940,241	62,371	31,061	1,971,551

Preferred stock
Banks, trusts and insurance companies	9,844	-	503	9,341
Equity securities:
Common stocks, at fair value
Banks, trusts and insurance companies	111,095	1,183	14,732	97,546
Industrial, miscellaneous and all other	62,015	24,581	1,477	85,119

Total common stocks, at fair value	173,110	25,764	16,209	182,665

Other invested assets	47,132	3,255	500	49,887

Total investments	$2,170,327	$91,390	$48,273	$2,213,444

The amortized cost and fair value of fixed income securities as of December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from maturities shown below due to the existence of call or put features. At December 31, 2002 total securities subject to call represent 1.7% of total fair value and total securities containing a put feature represent 30.3% of total fair value.

	Amortized	Fair
	Cost	Value

Due in one year or less	$42,295	$43,194
Due after one year through five years	74,775	86,261
Due after five years through ten years	83,143	87,421
Due after ten years	1,740,028	1,754,675

Total fixed income	$1,940,241	$1,971,551

The components of net investment income for the years ended December 31, 2000, 2001 and 2002 follow:

	2000	2001	2002

Interest on fixed income securities	$143,431	$122,088	$117,048
Dividends on preferred and common stocks	4,686	4,815	5,791
Interest on cash and cash equivalents	6,840	9,930	3,518
Income on other invested assets	2,104	2,192	12,037

Gross investment income	157,061	139,025	138,394
Investment expenses	(5,666)	(5,276)	(7,232)
Interest on funds held under reinsurance treaties	(8,809)	(14,578)	(17,322)

Net investment income	$142,586	$119,171	$113,840

The components of gross and net realized investment gains (losses) for the years ended December 31, 2000, 2001 and 2002 follow:

	2000	2001	2002

Fixed income securities:
Gains	$2,074	$918	$39,056
Losses	(12,257)	(2,004)	(3,099)

Net	(10,183)	(1,086)	35,957

Preferred stock:
Gains	-	-	2,856
Losses	-	-	-

Net	-	-	2,856

Common stocks:
Gains	11,133	121	2,973
Losses	-	(3,795)	(615)

Net	11,133	(3,674)	2,358

	2000	2001	2002

Other invested assets:
Gains	735	485	344
Losses	(1,461)	(1,083)	(30)

Net	(726)	(598)	314

Total realized gains (losses)
Gains	13,942	1,524	45,229
Losses	(13,718)	(6,882)	(3,744)

Net	$224	$(5,358)	$41,485

Included in gross losses for the years ended December 31, 2001 and 2002, is $4,701 and $275, respectively, related to losses on other than temporary impairments. Gains and losses on other invested assets relate primarily to partnerships and equity investments which are included in other invested assets on the consolidated balance sheet.

Changes in net unrealized gains (losses) on investments, and the related tax effect, for the years ended December 31, 2000, 2001 and 2002 follow:

	2000	2001	2002

Fixed income securities	$191,632	$26,370	$171,518
Preferred stock	-	-	(503)
Common stocks	25,880	2,917	(853)
Other invested assets	2,589	(295)	462

Subtotal	220,101	28,992	170,624
Deferred income tax expense	(76,777)	(10,168)	(60,123)

Net change in net unrealized gains (losses) on investments reflected in stockholder’s equity	$143,324	$18,824	$110,501

Fixed income securities and cash and cash equivalents of $135,559 and $181,540 as of December 31, 2001 and 2002, respectively, were on deposit with various state regulatory authorities as required by insurance laws.

Common stock, at fair value as of December 31, 2002 includes the Company’s investments in Advent Capital (Holdings) PLC (46.8% owned by Fairfax and its affiliates, including 11.4% owned by the Company), Hub International Limited (28.7% owned by Fairfax and its affiliates, including 12.6% owned by the Company) and Zenith National Insurance Corp. (42.0% owned by Fairfax and its affiliates, including 17.8% owned by the Company). At December 31, 2001 and 2002, the Company’s investment in Hub International Limited is carried at $34,985 and $46,662, respectively; and the Company’s investment in Zenith National Insurance Corp. is carried at $92,404 and $77,786, respectively. At December 31, 2002, the Company’s investment in Advent Capital (Holdings) PLC is carried at $11,500.

Other invested assets as of December 31, 2002 is primarily comprised of the Company’s investment in ORCASIA Limited (100.0% owned by Fairfax and its affiliates, including 20.6% owned by the Company), TRG Holding Corporation (100% owned by Fairfax and its affiliates, including 1.4% owned by the Company), Rutland Fund Limited Partnership (13.0% owned by Fairfax and its affiliates, including 6.5% owned by the Company) and Unison Capital Limited Partnership (15.2% owned by Fairfax and its affiliates, including 6.1% owned by the Company). At December 31, 2001 and 2002, the Company’s investment in ORCASIA Limited is carried at $10,704 and $28,163, respectively and the Company’s investment in TRG Holding Corporation is carried at $7,756 and $7,889, respectively. At December 31, 2002, the Company’s investments in Rutland Fund Limited Partnership and Unison Capital Limited Partnership, are carried at $3,966 and $8,092, respectively. All of these investments are carried at equity.

Included in fixed income securities at December 31, 2002 is the Company’s investment of $22,794 in debentures issued by Hub International Limited. At the option of the holder and at any time preceding their maturity, these bonds are convertible into Hub International Limited common shares at seventeen Canadian dollars per share.

At December 31, 2002, no investments in a single issuer, other than investments in United States government securities, exceeded 10% of stockholder’s equity.

The Company has a securities lending program administered by its custodial bank whereby securities are loaned to third parties, primarily major brokerage firms. Company policy requires a minimum of 102 percent of market value of the loaned securities to be separately maintained as collateral for the loan. In addition, the Company maintains full ownership rights to the securities loaned including the collection of associated investment income and the ability to sell the securities. The Company is not permitted to sell or repledge any collateral and therefore does not record the amount of collateral held. The loaned securities remain a recorded asset of the Company. The carrying value of securities loaned at December 31, 2001 was $60,267. The collateral value retained by the Company’s custodial bank amounted to $61,295 as of December 31, 2001. At December 31, 2002, there were no securities loaned under this program.

6. Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses follows:

	2000	2001	2002

Gross unpaid losses and loss adjustment expenses, beginning of year	$3,492,436	$3,306,741	$3,423,793
Less ceded unpaid losses and loss adjustment expenses	1,304,908	1,570,108	1,876,338

Net unpaid losses and loss adjustment expenses, beginning of year	2,187,528	1,736,633	1,547,455

Acquisition of Seneca, net unpaid losses and loss adjustment expenses	45,457	-	-
Losses and loss adjustment expenses incurred related to:
Current year	346,789	416,108	442,151
Prior year	32,156	183,073	21,307

Total losses and loss adjustment expenses incurred	378,945	599,181	463,458

Losses and loss adjustment expenses paid related to:
Current year	127,644	121,225	93,782
Prior year	747,653	667,134	447,614

Total losses and loss adjustment expenses paid	875,297	788,359	541,396

Net unpaid losses and loss adjustment expenses, end of year	1,736,633	1,547,455	1,469,517
Add ceded unpaid losses and loss adjustment expenses	1,570,108	1,876,338	1,756,404

Gross unpaid losses and loss adjustment expenses, end of year	$3,306,741	$3,423,793	$3,225,921

During 2002, reserves for asbestos liabilities and certain other liabilities primarily in the commercial auto liability and workers’ compensation lines of business for accident year 1999 were increased based on the latest actuarial estimates, partially offset by favorable emergence in accident years 1992 and prior for workers’ compensation, general liability and commercial multiple peril lines of business. During 2001, reserves were strengthened based on the latest actuarial estimates, reflecting adverse emergence primarily in the commercial auto liability, workers’ compensation, commercial multi-peril, and general liability lines of business.

The Company uses tabular reserving for workers’ compensation indemnity reserves and discounts such reserves using a maximum interest rate of 5%. The amount of related discount was $107,133 and $102,669 at December 31, 2001 and 2002, respectively. Accretion of the discount is immaterial to the statement of operations.

7. Asbestos and Environmental Losses and Loss Adjustment Expenses

The Company has exposure to asbestos and environmental pollution claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior.

Estimation of ultimate liabilities for these exposures is unusually difficult due to issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties.

The Company’s asbestos and environmental reserve development, gross and net of reinsurance, for the years ended December 31, 2000, 2001 and 2002 is set forth in the table below:

	2000	2001	2002

Asbestos
Gross unpaid losses and loss adjustment expenses, beginning of year	$310,004	$271,226	$298,203
Less ceded unpaid losses and loss adjustment expenses	145,630	97,102	70,057

Net unpaid losses and loss adjustment expenses, beginning of year	164,374	174,124	228,146
Net losses and loss adjustment expenses incurred	39,335	69,254	67,544
Net paid losses and loss adjustment expenses	29,585	15,232	30,888

Net unpaid losses and loss adjustment expenses, end of year	174,124	228,146	264,802
Add ceded unpaid losses and loss adjustment expenses	97,102	70,057	106,073

Gross unpaid losses and loss adjustment expenses, end of year	$271,226	$298,203	$370,875

	2000	2001	2002

Environmental
Gross unpaid losses and loss adjustment expenses, beginning of year	$262,752	$232,554	$217,787
Less ceded unpaid losses and loss adjustment expenses	95,580	87,130	93,021

Net unpaid losses and loss adjustment expenses, beginning of year	167,172	145,424	124,766
Net losses and loss adjustment expenses incurred	(2,982)	2,032	(3,025)
Net paid losses and loss adjustment expenses	18,766	22,690	15,949

Net unpaid losses and loss adjustment expenses, end of year	145,424	124,766	105,792
Add ceded unpaid losses and loss adjustment expenses	87,130	93,021	57,373

Gross unpaid losses and loss adjustment expenses, end of year	$232,554	$217,787	$163,165

The Company also maintains reserves for other latent exposures such as those associated with breast implants, chemical exposure and tobacco products, net of reinsurance, of $31,093, $27,315 and $28,331 as of December 31, 2000, 2001 and 2002, respectively.

8. Reinsurance

The components of the Company’s net premiums written and net premiums earned for each of the three years ended December 31 follow:

	2000	2001	2002

Net premiums written:
Direct	$647,503	$735,643	$840,384
Assumed from other companies, pools or associations	13,558	41,893	57,984
Ceded to other companies, pools or associations	(173,330)	(236,063)	(228,895)

Net premiums written	$487,731	$541,473	$669,473

Net premiums earned:
Direct	$652,535	$695,865	$764,491
Assumed from other companies, pools or associations	14,973	39,060	38,675
Ceded to other companies, pools or associations	(163,534)	(234,750)	(193,654)

Net premiums earned	$503,974	$500,175	$609,512

The components of the Company’s total reinsurance recoverables at December 31, 2001 and 2002 follow:

	2001	2002

Reinsurance receivable on paid losses and loss adjustment expenses	$47,618	$68,500
Reinsurance recoverable on unpaid losses and loss adjustment expenses	2,084,080	1,963,887

Total reinsurance recoverables	$2,131,698	$2,032,387

Reinsurance recoverables are net of a reserve for uncollectible reinsurance of $38,316 and $35,542 at December 31, 2001 and 2002, respectively.

The Company actively monitors and evaluates the financial condition of its reinsurers and prepares estimates of the uncollectible amounts due from troubled reinsurers. The evaluation focuses on financial and other available data such as whether or not the reinsurer is in rehabilitation or in liquidation proceedings and provides an estimate of the amount that will be ultimately collected from these troubled reinsurers. In addition to the reinsurers’ ability to pay claims, from time to time disputes arise over amounts and reinsurance coverage. The Company pursues its remedies in these cases and recognizes the impact of developments in these situations as the disputes are resolved. At December 31, 2001 and 2002, the Company’s top ten reinsurers represented 72.7% and 73.1%, respectively, of the gross reinsurance recoverable on paid and unpaid losses. At December 31, 2002, the Company’s two largest reinsurers, Inter-Ocean Reinsurance Company Ltd. and Swiss Re and subsidiaries, represented 19.0% and 16.2%, respectively, of the reinsurance recoverable on paid and unpaid losses and loss adjustment expenses. Management believes the reinsurance recoverables, net of the reserve for uncollectible reinsurance, are valid and collectible.

During 2001, the Company entered into adverse development treaties with two reinsurers. One treaty provided $400,000 reinsurance coverage for accident periods 2000 and prior. As of December 31, 2001 and 2002, the Company has ceded losses of $210,000 and $10,000, respectively, and paid premiums of $73,500 and $3,500, respectively, related to this contract. These premiums are included in funds held under reinsurance treaties. In 2001, the Company also paid a margin premium of $7,000 related to this contract. The second treaty provides $100,000 of coverage for accident periods prior to August 13, 1998. As of December 31, 2001 and 2002, the Company has ceded no losses under this contract. In 2001, the Company paid an option premium of $500 and a margin premium of $2,100. In 2002, the Company recorded reinsurance premiums of $31,423 related to this contract which is included in funds held under reinsurance treaties and is fully offset by a loss experience refund receivable. In addition, an existing reinsurance contract was amended in 2001 to provide the Company with an additional $19,248 of adverse development coverage for accident periods prior to August 13, 1998 at a cost of $7,925. Both treaties and the amendment described above are recorded as retroactive reinsurance, with adverse development in excess of premiums paid for the coverage reflected on the balance sheet as deferred income, which is being amortized based on the amount and timing of expected future recoveries using the interest method. As of December 31, 2001 and 2002, the amount of deferred income on these reinsurance treaties was $134,613 and $132,781, respectively. In 2001 and 2002, the Company amortized $1,924 and $8,332, respectively, of deferred income which is included as a reduction to losses and loss adjustment expenses in the statement of operations. During 2002, the Company recorded additional deferred income of $6,500 as a result of the additional loss cessions noted above.

9. Income Taxes

The components of the income tax (benefit) expense for the years ended December 31, 2000, 2001 and 2002 follow:

	2000	2001	2002

Income tax (benefit) expense
Current	$(29,309)	$3,267	$6,998
Deferred	20,406	(66,808)	36,138

Total income tax (benefit) expense	$(8,903)	$(63,541)	$43,136

Deferred income taxes reflect the income tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by income tax laws and regulations. Components of deferred income tax assets and liabilities as of December 31, 2001 and 2002 follow:

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$104,722	$80,028
Unpaid losses and loss adjustment expenses	55,939	56,151
Deferred income on retroactive reinsurance	47,115	46,474
Unrealized net depreciation of investments	46,060	-
Unearned premiums	21,418	25,486
Employee benefit plans	8,628	8,785
Leasehold accruals	8,328	225
Investments	6,348	3,196
Allowance for doubtful accounts	5,033	5,326
Policyholder dividends	4,028	2,410
Capital losses	1,019	-
Others	9,364	11,444

Deferred tax assets before valuation allowance	318,002	239,525
Valuation allowance	2,179	2,179

Deferred tax assets after valuation allowance	315,823	237,346

Deferred tax liabilities:
Deferred policy acquisition costs	14,812	18,911
Workers’ compensation audit premiums	3,213	3,947
Unrealized net appreciation of investments	-	14,616
Others	3,881	2,769

Deferred tax liabilities	21,906	40,243

Total deferred tax assets	$293,917	$197,103

As of December 31, 2001 and 2002, based on limitations imposed by Section 382 of the Internal Revenue Code related to a previous change in control of Seneca, and future expiration of its net operating loss carryforwards, management believes that it is more likely than not that a portion of the net deferred tax asset related to Seneca’s net operating loss carryforward will not be realized and has recorded a valuation allowance of $2,179 at 2001 and 2002.

Based on projections of estimated future operations, management has assessed that the deferred income tax asset is expected to be recovered from future profitable operations.

At December 31, 2002, the Company has net operating loss carryforwards of approximately $228,753 of which $9,754 expires in 2004. The remainder will expire in years 2019 through 2021.

The following table reconciles income taxes at the statutory federal income tax rate to the Company’s tax (benefit) expense for the years ended December 31, 2000, 2001 and 2002:

	2000		2001		2002

		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Income taxes computed on pre-tax operating income (loss)	$21,936	35.0%	$(59,517)	(35.0)%	$44,116	35.0%
Increase (decrease) in income taxes resulting from:
Dividend received deduction and tax- exempt income	(1,106)	(1.8)	(1,160)	(0.7)	(1,248)	(1.0)
Goodwill	(3,353)	(5.3)	(3,129)	(1.8)	-	-
Prior year adjustment	(26,250)	(41.9)	-	-	66	-
Others, net	(130)	(0.2)	265	0.1	202	0.2

Total income tax (benefit) expense	$(8,903)	(14.2)%	$(63,541)	(37.4)%	$43,136	34.2%

In 2000, the Company recorded an adjustment to current income tax of $26,250 related to the resolution of the deductibility of certain reinsurance premiums. Under its tax sharing agreements, the Company paid income taxes to Fairfax of $2,861 and $6,435 in 2001 and 2002 respectively, and received $9,972 from Fairfax in 2000.

10. Accumulated Other Comprehensive Income (Loss)

The following table shows the components of the change in accumulated other comprehensive income (loss) for years ending December 31, 2001 and 2002:

	2001	2002

Beginning balance of accumulated other comprehensive loss, net of tax	$(100,414)	$(84,865)

Beginning balance of net unrealized losses on securities	(101,468)	(82,644)
Ending balance of net unrealized (losses) gains on securities	(82,644)	27,857

Current period change in net unrealized net gains (losses) on securities	18,824	110,501

Beginning balance of foreign currency translation adjustments	1,054	(2,221)
Ending balance of foreign currency translation adjustments	(2,221)	(1,194)

Current period change in foreign currency translation adjustments	(3,275)	1,027

Current period change in accumulated other comprehensive loss	15,549	111,528

Ending balance of accumulated other comprehensive income (loss), net of tax	$(84,865)	$26,663

The components of comprehensive income (loss) for the periods ending December 31, 2000, 2001 and 2002 are shown in the following table:

	2000	2001	2002

Net income (loss)	$71,580	$(106,509)	$147,720

Other comprehensive income before tax
Unrealized gains on securities arising during the period	220,101	28,992	170,624
Foreign currency translation	(3,001)	(5,037)	1,580

Other comprehensive income, before tax	217,100	23,955	172,204

Deferred income tax expense from unrealized gains (losses) arising during the period	(76,777)	(10,168)	(60,123)
Deferred income tax benefit (expense) from foreign currency translation	1,051	1,762	(553)

Total deferred income tax expense	(75,726)	(8,406)	(60,676)

Other comprehensive income, net of tax	141,374	15,549	111,528

Comprehensive income (loss)	$212,954	$(90,960)	$259,248

11. Related Party Transactions

The current agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax from allowing any of its subsidiaries to borrow money. These agreements are not legally binding on Crum & Forster; however, given the potential negative financial impact on Fairfax of violations of these covenants, it is expected, and should be assumed, that Fairfax, as the majority stockholder, will not permit Crum & Forster to borrow unless a modification or waiver of these covenants can be obtained.

The Company and its subsidiaries have entered into various reinsurance arrangements with their affiliates. The approximate amounts included or deducted from income, expense, assets and liabilities in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded follow:

	2000	2001	2002

Statement of operations:
Net premiums written —assumed	$177	$7,061	$5,102
—ceded	10,059	49,501	63,772
Net premiums earned —assumed	41	5,566	4,548
—ceded	8,255	48,575	59,717
Losses and loss adjustment expenses	1,331	1,579	2,543
Balance sheet:
Reinsurance recoverable on unpaid losses and loss adjustment expenses		$240,905	$214,828
Other assets—reinsurance balances receivable		3,650	1,607
Unpaid losses and loss adjustment expenses		3,108	8,825
Accounts payable and other liabilities—reinsurance balances payable		790	5,494
Prepaid reinsurance premiums —assumed		1,631	1,975
—ceded		6,667	10,815

The Company is the beneficiary of a blended aggregate stop loss reinsurance agreement effective January 1, 2000 through December 31, 2002. A domestic reinsurer was the sole subscribing reinsurer for the 2000 contract year. This reinsurance agreement was retroceded during 2000 by such reinsurer to ORC Re Limited, a wholly owned subsidiary of Fairfax and for years 2001 and 2002 the sole subscribing reinsurer is ORC Re Limited. The Company retains an ultimate net loss up to 73% in 2001 and 70% in 2002 of the subject net premium earned income. Both agreements are subject to a per term maximum recovery of $150,000. Pursuant to the agreement, the Company ceded premiums of 5% of the subject net premium earned income or $31,398 and $32,091 in 2001 and 2002, respectively. For the 2001 contract year, reinsurance recoverables on unpaid losses and loss adjusted expenses amounted to $39,097 at December 31, 2002. No losses were ceded for the 2002 contract year.

The Company is party to an adverse development contract with Ridge Re Limited, providing $233,750 of coverage for accident years 1992 and prior. The Company has fully utilized the limits of this contract and has reinsurance recoverable from Ridge Re Limited at December 31, 2002 of $233,750. This reinsurance was retroceded to ORC Re Limited during 1998 after the acquisition of the Company by Fairfax. This reinsurance recoverable is fully collateralized by trust agreements.

A former parent of the Company required the transfer of a number of policies and related assets and liabilities among insurance companies controlled by the Parent, effective through assumption and indemnity reinsurance arrangement. The assuming parties were required to seek novation of certain policies. As of December 31, 2001 and 2002, reinsurance recoverable from related parties included $184,662 and $149,952 from TIG Insurance Company (“TIG”), a subsidiary of Fairfax, as a result of certain policies that could not be novated.

The Company has several reinsurance agreements in the normal course of business in effect with Odyssey Re Holdings Corp, (“Odyssey Re”), an affiliate of Fairfax, and its subsidiaries as parties. Under these agreements, a subsidiary of Odyssey Re participates in varying layers of risk for lines of business pertaining to property, including per risk and catastrophe, fidelity and umbrella. For the year ended December 31, 2002, the Company ceded $9,806 in premiums to this subsidiary.

Effective February 1, 2002, the Company entered into an arrangement with TIG, a subsidiary of Fairfax, whereby the Company issued policies on behalf of TIG totaling $22,923 in gross premiums written. The Company entered into reinsurance agreements under which approximately 30% of the total risk under these policies was ceded to TIG with the remaining 70% ceded to third party reinsurers. This arrangement with TIG was terminated as of June 30, 2002.

Investment management agreements have been entered into between the Company and its subsidiaries and Hamblin Watsa Investment Counsel, Ltd. (“Hamblin Watsa”), a wholly owned subsidiary of Fairfax. Pursuant to the agreements, basic and incentive fees, based upon total invested assets under management and performance, are paid to Hamblin Watsa. For the years ended December 31, 2000, 2001 and 2002, $2,348, $2,216 and $4,483, respectively, of such fees are included in investment expenses.

The Company paid investment administrative fees to Fairfax for services provided to the Company. For the years ended December 31, 2000, 2001 and 2002, $2,348, $2,216 and $2,189 respectively, for administration fees were included in investment expenses.

A Master Repurchase Agreement between the Company and Fairfax, effective July 1, 2000, provides for the repurchase of securities transferred to Fairfax in order to provide liquidity. The Company is obligated to repurchase from Fairfax securities transferred at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. In December 2000, the Company transferred securities with a market value of $25,000 to Fairfax in exchange for $25,000 in cash. Subsequently, in December 2000 the Company repurchased the securities from Fairfax for $25,000 in cash. There were no outstanding repurchase transactions at December 31, 2000, 2001 and 2002, and no transactions were conducted in 2001 and 2002.

Fairfax has purchased an insurance policy from Lloyd’s of London and various other insurance companies, for its affiliates including the Company covering comprehensive crime insurance, insurance companies professional liability insurance, directors’ and officers’ liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. The Company’s share of the expense incurred for this coverage, which runs from May 31, 2000 to May 31, 2003, was $194 for the year ended December 31, 2000 and $333 per year for the years ended December 31, 2001 and 2002, and is included in losses and loss adjustment expenses and other underwriting expenses.

Under an agreement effective September 1, 2001, the Company has agreed to obtain certain information technology services on a non-exclusive basis from Fairfax Information Technology Services, Inc. (“FITS”), a wholly owned subsidiary of Fairfax. Expenses incurred for these services were $1,829 and $8,328 for the years ended December 31, 2001 and 2002, respectively, and are included in losses and loss adjustment expenses and other underwriting expenses. In addition, FITS entered into an agreement with the Company effective January 1, 2001 pursuant to which FITS is provided certain management and general services. Under this agreement, $65 was billed for the year ended December 31, 2002.

The Company entered into a services agreement, effective January 1, 2000, with TIG to obtain certain services relating to issuing policies and handling claims. Expenses incurred for these services were $2,200, $1,765 and $1,200 for the years ended December 31, 2000, 2001 and 2002, respectively, and are included in losses and loss adjustment expenses and other underwriting expenses.

Under an agreement effective July 1, 2000, the Company appointed Riverstone Claims Management LLC (“Riverstone”), a wholly owned subsidiary of Fairfax, as its claims manager to handle certain claims, including environmental, asbestos, tobacco, firearms and construction defects. The expense incurred for these services was $700 for the year ended December 31, 2000 and $2,100 per year for the years ended December 31, 2001 and 2002.

Under an agreement effective October 1, 2001, the Company provided claims services to TIG for certain identified types of claims. Fees billed for these services were $42 and $157 in 2001 and 2002, respectively.

The Company received loss adjusting services from Cunningham Lindsey U.S., Inc., a wholly owned subsidiary of Fairfax. Expenses incurred for these services were $656, $258 and $215 for the years ended December 31, 2000, 2001 and 2002, respectively, and are included in losses and loss adjustment expenses.

Included in the other assets on the consolidated balance sheet as of December 31, 2001 are amounts receivable from Fairfax affiliates of $11,997. Included in accounts payable and other liabilities as of December 31, 2002 are amounts payable to parent and affiliates of $7,603 for management and technology services. Income taxes due to the parent of $325 and $752 as of December 31, 2001 and 2002, respectively, are also included in accounts payable and other liabilities.

Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

12. Employee Benefits

The Company sponsors a qualified defined contribution plan pursuant to sections 401(k) and 401(a) of the Internal Revenue Code, for which all employees are eligible after completing one year of service. The Company makes an annual contribution equal to 3% of base salary and a matching contribution equal to one-half of each employee’s contribution up to the first 6% of base salary. Certain employees also have the opportunity to participate in a non-qualified plan that permits contributions which would otherwise be limited by IRS regulations. Total defined contribution plan expense was $3,208, $3,456 and $2,750 for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company provides postretirement health care and life insurance benefits for certain retired employees. Medical benefits are provided to employees who were at least age 50 on January 1, 1994, and upon retirement are at least age 55 and have at least 15 years of service. Company contributions to the retiree medical plan are capped at the Company’s incurred claims cost in 1995. Employees hired before August 1, 1990 are eligible for retiree life insurance coverage based on defined age, service and salary criteria. The following tables provide a reconciliation of the changes in the postretirement plans, benefit obligations and fair value of assets for the years ended December 31, 2001 and 2002, and a statement of the funded status at December 31, 2001 and 2002:

	2001	2002

Changes in benefit obligation:
Benefit obligation at beginning of year	$21,038	$16,189
Service cost	12	4
Interest cost	1,447	1,100
Plan participants’ contribution	949	1,214
Actuarial (gain) loss	(4,764)	1,907
Benefits paid	(2,493)	(4,300)

Benefit obligation at end of year	$16,189	$16,114

Change in fair value of assets:
Fair value of assets at beginning of year	$-	$-
Employer contributions	1,544	3,086
Plan participants’ contribution	949	1,214
Benefits paid	(2,493)	(4,300)

Fair value of assets at end of year	$-	$-

Funded status:
Funded status	$(16,189)	$(16,114)
Unrecognized net actuarial loss	(4,064)	(1,952)
Unrecognized transition obligation	8,354	7,537

Accrued benefit cost	$(11,899)	$(10,529)

	2000	2001	2002

Components of net periodic benefit cost:
Service cost	$22	$12	$4
Interest cost	1,561	1,447	1,100
Amortization of transition obligation	817	817	817
Recognized net actuarial loss (gain)	8	8	(204)

Net periodic benefit cost	$2,408	$2,284	$1,717

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.50% at December 31, 2001 and 2002, respectively.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 2002, the health care cost trend rates for the period 2003 through 2009 are 8.5% for participants under age 65 and 10.5% for participants over age 65, and both of these rates decline gradually to 5.25% in the year 2009 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2002 by $1,619, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2002 by $106. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2002 by $1,200, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2002 by $78.

Certain employees of the Company have been granted shares of restricted common stock of Fairfax under the Fairfax Restricted Share Plan (“Plan”). The restricted stock vests over periods ranging from five to ten years. Expenses of $717, $1,167 and $1,181 for the years ended December 31, 2000, 2001 and 2002, respectively, related to the Plan are included in the statement of operations.

13. Commitments and Contingencies

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2022. Minimum annual rentals follow:

2003	$11,732
2004	10,044
2005	8,472
2006	7,259
2007	3,893
2008 and thereafter	49,292

Total	$90,692

The amounts above are reduced by space subleased to other companies providing for an aggregate minimum rental recovery of $5,328.

Rental expense, before sublease income, under these operating leases was $12,221, $15,664, and $13,697 in 2000, 2001 and 2002, respectively. The Company recognized $1,375, $2,055 and $1,827 in 2000, 2001 and 2002, respectively, from subleases. These amounts included $317, $204 and $349 in 2000, 2001 and 2002, respectively from related parties.

Effective December 31, 2002, the Company entered into a new twenty year operating lease for its home office facility at 305 Madison Avenue, Morristown, New Jersey. This lease has total minimum lease payments of $58,686 which are included in the amounts above. In conjunction with the termination of the existing lease, the Company recognized income of $18,409 relating to a fair value rent adjustment recorded at the date the Company was acquired by Fairfax.

Effective October 12, 2000, the Company entered into an information technology services agreement with American International Technology Enterprises, Inc. The agreement has an initial term of five years and a renewal provision which extends the initial term by additional periods of one year each. Under the agreement, the Company pays baseline charges for mainframe usage and production system support with adjustments based on actual activity. Services utilized by the Company under the agreement totaled $3,203, $20,916 and $12,653 in 2000, 2001 and 2002, respectively. As of December 31, 2002, future estimated minimum payments required under the agreement are summarized below:

2003	$4,284
2004	4,284
2005	3,570

Total	$12,138

Upon 180 days prior written notice and payment of early termination fees, the Company may terminate the mainframe usage portion of the agreement at any time and production system support after eighteen months. The mainframe usage and production system support early termination fees, which decrease over the initial term of the agreement, are $1,198 and $3,136 at the earliest termination date of June 30, 2003.

The Company has purchased structured settlement annuities from various companies in order to settle certain claim liabilities. Should these other companies become unable to make the annuity payments, the Company would be liable. The value of these annuities at December 31, 2001 and 2002 was $163,059 and $151,873, respectively, and is included in reinsurance recoverables in the consolidated balance sheet.

The Company has been named as defendant in various litigation in the ordinary course of business. In management’s opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flows of the Company.

14. Dividend Restrictions, Statutory Information and Capitalization

The Company, through its subsidiaries, is subject to state regulatory restrictions which limit the maximum amount of dividends payable. The restrictions limit the payment of dividends based on the net income, net investment income and policyholders’ surplus of each insurance company, and these regulations vary by state. The Company has U.S. insurance subsidiaries domiciled in the states of New York, New Jersey, Ohio and Arizona. Generally, the payment of dividends must be from the earned policyholders’ surplus of the insurance company. Any payment of dividends above the regulatory limits is subject to the approval of the Insurance Commissioner in the state of domicile.

In 2000, the Company paid a dividend to its parent of $56,665. The Company cannot pay dividends in 2003 without the prior approval of the Insurance Commissioners of New York, New Jersey and Ohio.

The following is the combined statutory basis net income (loss) and policyholders’ surplus of Crum & Forster’s insurance subsidiaries for the years ended as of December 31, 2000, 2001 and 2002:

	2000	2001	2002

Net income (loss)	$72,761	$(63,725)	$66,227
Policyholders’ surplus	769,483	708,388	856,393

The principal differences between statutory policyholders’ surplus and shareholder’s equity, determined in accordance with accounting principles generally accepted in the United States of America, are deferred federal income taxes, deferred policy acquisition costs, unrealized gains (losses) on investment securities, and deferred gains on retroactive reinsurance.

Accounting principles generally accepted in the United States of America differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company’s insurance subsidiaries. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (“NAIC”). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”) which replaced the Accounting Practices and Procedures manual effective January 1, 2001. The New York, New Jersey, Ohio and Arizona Insurance Departments have substantially adopted Codification as of January 1, 2001. In 2001, the effect of adoption resulted in a net increase to policyholders’ surplus of approximately $10,259, primarily as a result of the admissibility of a portion of deferred income taxes. The State of New York Insurance Department adopted the requirements of Statement of Statutory Accounting Principles (“SSAP”) No. 10, with regard to deferred tax assets and liabilities, effective with 2002 year end reporting. This adoption resulted in a net increase to policyholders’ surplus of approximately $55,620.

The Company owns in excess of 10% of the outstanding shares of Zenith National Insurance Corporation (“Zenith”), which requires it to be valued as an affiliate under Codification. In 2001, the Company submitted a filing for non-control of Zenith, which was approved by the Insurance Department of the State of New York. The valuation of Zenith as a non-affiliated investment is a permitted accounting practice approved by the Insurance Department in the State of New York. As of December 31, 2002, this permitted valuation increased statutory surplus by $11,597 over what it would have been had prescribed accounting practice been followed.

The Company entered into a Quota Share Reinsurance Agreement with TIG Insurance Company in 2002, which covers all business written on or after February 1, 2002. The Insurance Department of the State of Arizona approved the agreement on January 7, 2003. Pursuant to SSAP No. 62, Property and Casualty Reinsurance, a reinsurance agreement must be finalized, reduced to a written form and signed by the parties within nine months after the commencement of the policy period covered by the subject agreement. Otherwise, it is presumed to be accounted for on a retroactive basis. In order to prevent the Company’s financial statements from being misleading as to its underwriting results, the Insurance

Department has granted the Company a permitted accounting practice to account for the subject agreement on a prospective basis.

15. Segment Reporting

The Company operates in the commercial property and casualty insurance business. Net earned premiums for the Company’s lines of business for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002

Property	$32,357	$55,622	$146,216
Commercial multi-peril	178,703	104,401	45,898
Commercial auto	100,659	98,223	106,269
General liability	80,723	93,894	128,370
Workers’ compensation	104,930	136,309	169,402
Surety	6,602	11,726	13,357

Total	$503,974	$500,175	$609,512

Information on the losses and loss adjustment expenses and loss and loss adjustment expense ratios of the Company’s lines of business for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000		2001		2002

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Property	$14,234	44.0%	$18,005	32.4%	$56,244	38.5%
Commercial multi-peril	144,650	80.9%	116,746	111.8%	2,247	4.9%
Commercial auto	97,372	96.7%	126,692	129.0%	116,405	109.5%
General liability	35,515	44.0%	188,528	200.8%	87,488	68.2%
Workers’ compensation	89,058	84.9%	143,772	105.5%	192,687	113.7%
Surety	(1,884)	(28.5)%	5,438	46.4%	8,387	62.8%

Total	$378,945	75.2%	$599,181	119.8%	$463,458	76.0%

The Company does not allocate investment results or certain corporate expenses for purposes of evaluating financial performance of each line of business.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Balance Sheet

December 31, 2002 (Audited) and March 31, 2003 (Unaudited)	December 31,	March 31,
(In thousands, except share amounts)	2002	2003

ASSETS
Investments:
Fixed income securities, at fair value (amortized cost $1,940,241 and $1,694,824, respectively)	$1,971,551	$1,707,710
Preferred stock, at fair value (cost $9,844 and $9,844, respectively)	9,341	8,346
Common stocks, at fair value (cost $173,110 and $200,035, respectively)	182,665	205,973
Other invested assets (cost $47,132 and $49,137, respectively)	49,887	55,347

Total investments	2,213,444	1,977,376
Cash and cash equivalents	209,146	527,653
Accrued investment income	20,968	14,541
Premium receivables	218,434	228,955
Other receivables	18,703	13,931
Reinsurance recoverables— unaffiliated	1,817,559	1,783,239
Reinsurance recoverables— affiliated	214,828	216,484
Prepaid reinsurance premiums	58,588	47,031
Deferred income taxes	197,103	179,897
Deferred policy acquisition costs	54,031	58,619
Other assets	115,983	114,936

Total assets	$5,138,787	$5,162,662

LIABILITIES
Unpaid losses and loss adjustment expenses	$3,225,921	$3,197,201
Unearned premiums	419,495	444,659
Dividends to policyholders	9,180	6,294
Deferred income on retroactive reinsurance	132,781	130,551
Funds held under reinsurance treaties	203,710	207,459
Accounts payable and other liabilities	168,536	156,448

Total liabilities	4,159,623	4,142,612

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	-	-
Additional paid-in capital	748,735	748,735
Accumulated other comprehensive income, net of tax	26,663	17,717
Retained earnings	203,766	253,598

Total stockholder’s equity	979,164	1,020,050

Total liabilities and stockholder’s equity	$5,138,787	$5,162,662

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Operations and

Comprehensive Income

	Three Months Ended March 31, (Unaudited)
(In thousands, except share amounts)	2002	2003

REVENUE
Gross premiums written	$225,965	$265,518
Ceded premiums written	(50,461)	(56,959)

Net premiums written	175,504	208,559
Increase in unearned premiums	(25,524)	(36,721)

Net premiums earned	149,980	171,838
Net investment income	27,499	22,810
Net realized investment gains	47	50,197
Other income, net	153	275

Total revenue	177,679	245,120

EXPENSES
Losses and loss adjustment expenses	109,454	119,728
Policy acquisition costs	22,476	21,919
Other underwriting expenses	30,389	30,567
Dividends to policyholders	-	(3,000)

Total expenses	162,319	169,214

Income before income taxes	15,360	75,906

Income tax expense:
Current	996	4,051
Deferred	4,275	22,023

Total income tax expense	5,271	26,074

Income before cumulative effect of a change in accounting principle	10,089	49,832
Cumulative effect of a change in accounting principle— net of tax	64,809	-

NET INCOME	$74,898	$49,832

COMPREHENSIVE INCOME
Net income	$74,898	$49,832
Other comprehensive loss, net of tax	(1,554)	(8,946)

Comprehensive income	$73,344	$40,886

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Stockholder’s Equity

For the Periods Ended December 31, 2002 and March 31, 2003 (Unaudited)	December 31,	March 31,
(In thousands, except share amounts)	2002	2003

COMMON STOCK
Balance, beginning and end of period	$-	$-

ADDITIONAL PAID-IN CAPITAL
Balance, beginning of period	748,424	748,735
Capital contribution	311	-

Balance, end of period	748,735	748,735

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Balance, beginning of period	(84,865)	26,663
Unrealized investment gains	110,501	(12,728)
Foreign currency translation	1,027	3,782

Balance, end of period	26,663	17,717

RETAINED EARNINGS
Balance, beginning of period	56,046	203,766
Net income	147,720	49,832

Balance, end of period	203,766	253,598

TOTAL STOCKHOLDER’S EQUITY	$979,164	$1,020,050

COMMON SHARES OUTSTANDING
Balance, beginning and end of period	100	100

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statement of Cash Flows

	Three Months Ended March 31, (Unaudited)
(In thousands)	2002	2003

OPERATING ACTIVITIES:

Net income	$74,898	$49,832

Adjustments to reconcile net income to net cash used in operating activities:

Net realized investment gains	(47)	(50,197)

Equity in earnings of investees	(2,544)	1,835

Depreciation and amortization	2,646	1,747

Deferred income tax expense	4,275	22,023

Net accretion of discount on fixed income securities	(6,784)	(9,594)

Changes in:

Accrued investment income	(1,953)	6,427

Premium receivables	(4,921)	(10,521)

Other receivables	135	4,772

Reinsurance recoverables— unaffiliated	(23,916)	34,320

Reinsurance recoverables— affiliated	(559)	(1,656)

Prepaid reinsurance premiums	(8,322)	11,557

Deferred policy acquisition costs	(1,998)	(4,588)

Other assets	7,033	(207)

Unpaid losses and loss adjustment expenses	(29,931)	(28,720)

Unearned premiums	33,845	25,164

Dividends to policyholders	(633)	(2,886)

Deferred income on retroactive reinsurance	(1,923)	(2,230)

Funds held under reinsurance treaties	6,852	3,749

Accounts payable and other liabilities	(70,665)	(12,088)

Net cash used in operating activities	(24,512)	38,739

INVESTING ACTIVITIES:

Purchases of fixed income securities	(100)	(868,762)

Proceeds from sales of fixed income securities	278	1,147,335

Proceeds from maturities of fixed income securities	1,100	30,000

Purchases of common stocks	-	(25,037)

Proceeds from sales of common stocks	-	211

Purchases of other invested assets	-	(3,719)

Proceeds from sales of other invested assets	155	192

Purchase of fixed assets	(651)	(452)

Net cash provided by investing activities	782	279,768

FINANCING ACTIVITIES:

Capital contributions	259	-

Net cash provided by financing activities	259	-

Net (decrease) increase in cash and cash equivalents	(23,471)	318,507

Cash and cash equivalents, beginning of period	273,586	209,146

Cash and cash equivalents, end of period	$250,115	$527,653

Supplemental Cash Flow Information:

Income taxes paid to parent	$585	$1,484

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Notes to Consolidated Financial Statements

(In thousands, except share amounts)

1. Organization and Basis of Presentation

Crum & Forster was established for the sole purpose of holding the capital stock of Crum & Forster Holding Inc. (“Holding”), another wholly-owned subsidiary of Fairfax Inc., and had no operations prior to becoming the parent of Holding. On June 5, 2003, a merger of entities under common control occurred at historical cost whereby the capital stock of Holding was contributed to Crum & Forster and, accordingly, Crum & Forster became the parent of Holding. The consolidated financial statements of Holding and its subsidiaries have become the Company’s historical financial statements. Additionally, see Note 10—Subsequent Event.

The consolidated balance sheet of the Company as of December 31, 2002 and March 31, 2003 and the consolidated statement of operations and comprehensive income, of stockholder’s equity and of cash flows, for the three months ended March 31, 2002 and 2003, include all adjustments which in management’s opinion are normal recurring adjustments necessary for a fair statement of its financial position on such dates and the results of operations for those periods. Certain financial information which is normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been omitted since it is not required for interim reporting purposes. The operating results for the three months ended March 31, 2003 are not necessarily indicative of the results of operations for the full year 2003 or any future periods. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2000, 2001 and 2002.

2. New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 established financial accounting and reporting standards for cost associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee.

The fair value reporting provisions of FIN No. 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” to address when it is appropriate to consolidate financial interests in any variable interest entity (“VIE”), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements, and other arrangements, is the “primary beneficiary” and, therefore, is required to consolidate the VIE.

The consolidation requirements of FIN 46 phase-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003 and further application to existing VIEs starting in the first interim period beginning after June 15, 2003. However, specific disclosures are required in 2002 year-end financial statements issued subsequent to January 31, 2003 if it is “reasonably possible” that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. The Company has no financial interests in VIEs subject to FIN 46.

3. Accounting Change

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The acquisition of the Company by Fairfax Financial in 1998 resulted in the recognition of negative goodwill as a result of net assets acquired in excess of the purchase price of $97,800. Under SFAS No. 141, the remaining unamortized negative goodwill of $64,809 at December 31, 2001 was recognized as a cumulative effect of a change in accounting principle in the statement of operations for the three months ended March 31, 2002.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which addresses accounting and reporting for intangible assets, except for those acquired in a business combination. SFAS No. 142 eliminates the requirement for systematic amortization and instead imposes periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. SFAS No. 142 was effective for the Company on January 1, 2002. The Company completed its transitional impairment testing for 2002, resulting in no impairment.

4. Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses for the three months ended March 31, 2002 and 2003 follows:

	2002	2003

Gross unpaid losses and loss adjustment expenses, beginning of period	$3,423,793	$3,225,921
Less ceded unpaid losses and loss adjustment expenses	1,876,338	1,756,404

Net unpaid losses and loss adjustment expenses, beginning of period	1,547,455	1,469,517

Losses and loss adjustment expenses incurred related to:
Current period	108,511	118,372
Prior period	943	1,356

Total losses and loss adjustment expenses incurred	109,454	119,728

Losses and loss adjustment expenses paid related to:
Current period	7,895	10,346
Prior period	164,214	106,880

Total losses and loss adjustment expenses paid	172,109	117,226

Net unpaid losses and loss adjustment expenses, end of period	1,484,800	1,472,019
Add ceded unpaid losses and loss adjustment expenses	1,909,062	1,725,182

Gross unpaid losses and loss adjustment expenses, end of period	$3,393,862	$3,197,201

5. Asbestos and Environmental Losses and Loss Adjustment Expenses

The Company has exposure to asbestos and environmental pollution claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior.

Estimation of ultimate liabilities for these exposures is unusually difficult due to outstanding issues such as whether or not coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties.

The Company’s asbestos and environmental reserve development, gross and net of reinsurance, for the three months ended March 31, 2002 and 2003 is set forth in the table below:

	2002	2003

Asbestos
Gross unpaid losses and loss adjustment expenses, beginning of period	$298,203	$370,875
Less ceded unpaid losses and loss adjustment expenses	70,057	106,073

Net unpaid losses and loss adjustment expenses, beginning of period	228,146	264,802
Net losses and loss adjustment expenses incurred	4,536	741
Net losses and loss adjustment expenses paid	9,697	9,012

Net unpaid losses and loss adjustment expenses, end of period	222,985	256,531
Add ceded unpaid losses and loss adjustment expenses	76,010	102,413

Gross unpaid losses and loss adjustment expenses, end of period	$298,995	$358,944

	2002	2003

Environmental
Gross unpaid losses and loss adjustment expenses, beginning of period	$217,787	$163,165
Less ceded unpaid losses and loss adjustment expenses	93,021	57,373

Net unpaid losses and loss adjustment expenses, beginning of period	124,766	105,792
Net losses and loss adjustment expenses incurred	937	1
Net losses and loss adjustment expenses paid	1,608	2,361

Net unpaid losses and loss adjustment expenses, end of period	124,095	103,432
Add ceded unpaid losses and loss adjustment expenses	89,677	57,712

Gross unpaid losses and loss adjustment expenses, end of period	$213,772	$161,144

The Company also maintains reserves for other latent exposures, such as those associated with chemical and lead exposure and tobacco products, net of reinsurance, of $25,663 and $27,724 as of March 31, 2002 and 2003, respectively.

6. Reinsurance

The components of the Company’s net premiums written and net premiums earned for the three months ended March 31, 2002 and 2003 follow:

	2002	2003

Net premiums written:
Direct	$219,411	$240,703
Assumed from other companies, pools or associations	6,554	24,815
Ceded to other companies, pools or associations	(50,461)	(56,959)

Net premiums written	$175,504	$208,559

Net premiums earned:
Direct	$190,736	$224,441
Assumed from other companies, pools or associations	6,867	15,887
Ceded to other companies, pools or associations	(47,623)	(68,490)

Net premiums earned	$149,980	$171,838

The components of the Company’s net reinsurance recoverables as of December 31, 2002 and March 31, 2003 follow:

	2002	2003

Reinsurance receivable on paid losses and loss adjustment expenses	$68,500	$69,287
Reinsurance recoverable on unpaid losses and loss adjustment expenses	1,963,887	1,930,436

Total reinsurance recoverables	$2,032,387	$1,999,723

Reinsurance recoverables are net of a reserve for uncollectible reinsurance of $35,542 and $39,078 at December 31, 2002 and March 31, 2003, respectively.

During 2001, the Company entered into adverse development treaties with two reinsurers. One treaty provided for $400,000 reinsurance coverage for accident periods 2000 and prior at a cost of $77,000, which is included in funds held under reinsurance treaties. In 2001, the Company also paid a margin premium of $7,000 related to this contract. As of March 31, 2003, the Company has ceded $220,000 in losses under this contract. The second treaty provided $100,000 of coverage for accident periods prior to August 13, 1998. As of March 31, 2003, the Company has ceded no losses under this contract. In 2001, the Company paid an option premium of $500 and a margin premium of $2,100. In 2002, the Company recorded reinsurance premiums of $31,423 related to this contract, which is included in funds held under reinsurance treaties and is fully offset by a loss experience refund receivable. In addition, an existing reinsurance contract was amended in 2001, which provided the Company with $19,248 of adverse development coverage for accident periods prior to August 13, 1998 at a cost of $7,925. Both treaties and the amendment described above are recorded as retroactive reinsurance, with the adverse development in excess of premiums paid for the coverage reflected on the balance sheet as deferred income, which is being amortized based on the amount and timing of expected future recoveries under the interest method. As of March 31, 2003, the amount of deferred income on retroactive reinsurance was $130,551, compared to $132,781 at December 31, 2002. The Company amortized $1,924 and $2,230 of deferred income for the three months ended March 31, 2002 and 2003, respectively, which is included as a reduction to losses and loss adjustment expenses in the statement of operations.

The Company purchased terrorism coverage from ORC Re, a subsidiary of Fairfax, effective March 19, 2003 through December 31, 2003, which reduces our retention from that based on the Fairfax 2002 direct earned premium (Fairfax’s deductible is approximately $182 million) as prescribed by the Terrorism Risk Insurance Act of 2002, to an amount based on our stand alone direct earned premium (deductible of approximately $60 million).

7. Accumulated Other Comprehensive Income (Loss)

The following table shows the components of the change in accumulated other comprehensive income (loss) for the three months ended March 31, 2002 and 2003:

	2002	2003

Beginning balance of accumulated other comprehensive (loss) income, net of tax	$(84,865)	$26,663

Beginning balance of net unrealized (loss) gain on securities	(82,644)	27,857
Ending balance of net unrealized (loss) gain on securities	(84,223)	15,129

Current period change in net unrealized (loss) on securities	(1,579)	(12,728)

Beginning balance of foreign currency translation	(2,221)	(1,194)
Ending balance of foreign currency translation	(2,196)	2,588

Current period change in foreign currency translation	25	3,782

Current period change in accumulated other comprehensive loss	(1,554)	(8,946)

Ending balance of accumulated other comprehensive (loss) income, net of tax	$(86,419)	$17,717

The components of accumulated other comprehensive income (loss) for the three months ended March 31, 2002 and 2003 are shown in the following table:

	2002	2003

Net income	$74,898	$49,832

Other comprehensive income, before tax
Unrealized loss on securities arising during the period	(2,430)	(19,581)
Foreign currency translation	39	5,818

Other comprehensive loss, before tax	(2,391)	(13,763)

Tax benefit from unrealized losses arising during the period	851	6,853
Tax expense from foreign currency translation	(14)	(2,036)

Total tax benefit	837	4,817

Other comprehensive loss, net of tax	(1,554)	(8,946)

Comprehensive income	$73,344	$40,886

8. Commitments and Contingencies

The Company has been named as defendant in various litigation in the ordinary course of business. In management’s opinion, the outcome of these suits, individually or collectively, is not likely to result in judgments which would be material to the financial condition or results of operations or cash flows of the Company.

9. Segment Reporting

The Company operates in the commercial property and casualty insurance business. Net premiums earned for the Company’s lines of business for the three months ended March 31, 2002 and 2003 are as follows:

Property	$33,210	$50,572
Commercial multi-peril	9,906	8,379
Commercial auto	29,514	29,908
General liability	28,436	36,249
Workers’ compensation	45,530	42,802
Surety	3,384	3,928

Total	$149,980	$171,838

Information on the losses and loss adjustment expenses and loss and loss adjustment expense ratios of the Company’s lines of business for the three months ended March 31, 2002 and 2003 is as follows:

	2002		2003
	Amount	Ratio	Amount	Ratio

Property	$18,546	55.8%	$34,090	67.4%
Commercial multi-peril	(1,003)	(10.1)%	18,058	215.5%
Commercial auto	21,679	73.5%	14,739	49.3%
General liability	10,265	36.1%	30,549	84.3%
Workers’ compensation	57,559	126.4%	21,065	49.2%
Surety	2,408	71.1%	1,227	31.2%

Total	$109,454	73.0%	$119,728	69.7%

The Company does not allocate investment results or certain corporate expenses for purposes of evaluating financial performance of each line of business.

10. Subsequent Event

On June 5, concurrent with the merger of common control entities described in Note 1, the Company issued $300,000 of Senior Notes (the “Notes”) in a private placement. The Notes, which bear interest payable semi-annually at 10 3/8% mature on June 15, 2013. The net proceeds from the offering of approximately $281,000 were used to fund an interest escrow account of approximately $63,115 to make the first four semi-annual interest payments on the Notes and to pay a dividend to Fairfax Inc. in the amount of approximately $217,885. The Notes contain certain restrictions on incurrence of additional indebtedness, dividend payments to Fairfax, asset sales and limitations on certain transactions with affiliates. In addition, the Company is required by the terms of the Notes to use its best efforts to register the Notes, or similar instruments with substantially the same terms to be exchanged for the existing Notes, with the Securities and Exchange Commission. Pursuant to the terms of the Notes, if such registration is not completed within the specified period, the interest rate on the Notes will increase periodically until such registration is completed.

Concurrent with the issuance of the Notes, the Company entered into a non-interest bearing subordinated note agreement, whereby Fairfax agrees, under certain conditions, to lend up to a maximum of $40,000 to Crum & Forster in order to meet corporate obligations. Borrowings under this agreement, if any, are due and payable in June 2018.

Prospectus

Crum & Forster Holdings Corp.

Offer to exchange all outstanding 10 3/8% Senior Notes due 2013 issued June 5, 2003 for up to $300,000,000 Aggregate Principal Amount of Registered 10 3/8% Senior Notes due 2013

                    , 2003

Until                     , all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Indemnification under the Crum & Forster By-Laws

The Crum & Forster by-laws provide that Crum & Forster shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crum & Forster) by reason of the fact that he is or was a director, officer, employee or agent of or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Crum & Forster shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crum & Forster to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Crum & Forster and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Crum & Forster unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of Crum & Forster has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by Crum & Forster in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Crum & Forster. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors of Crum & Forster deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to Crum & Forster’s by-laws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Indemnification under private agreements with each of Crum & Forster’s directors and officers

Private agreements between Crum & Forster and each of its officers and directors provide that Crum & Forster shall indemnify each director and officer to the fullest extent permitted by law if such director or officer was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that such director or officer in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that such director or officer is or was a director, officer, employee, agent or fiduciary of Crum & Forster, or any subsidiary of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of such director or officer while serving in such capacity against any and all expenses (including attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit proceedings, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Crum & Forster, which approval shall not be unreasonably withheld) of such claim and any federal, state, local or foreign taxes imposed on such director or officer as a result of the actual or deemed receipt of any payments under the relevant agreement, including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses. Such payment of expenses shall be made by Crum & Forster as soon as practicable but in any event no later than five days after written demand by Indemnitee therefor is presented to Crum & Forster.

To the extent that a director or officer has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation referred to above or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against all expenses incurred by such director or officer in connection therewith.

Indemnification under The Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court will deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director

(i)	for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(ii)	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii)	for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(iv)	for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Each of the registrants has policies in force and effect that insure its directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such directors and officers in the discharge of their duties, individually or collectively, or as a result of any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.

Pursuant to the registration rights agreement, filed as an exhibit to this registration statement, each holder of notes has agreed to indemnify directors and officers of the registrants and persons controlling the registrants, within the meaning of the Securities Act of 1933, against certain liabilities that might arise out of or are based upon certain information furnished to the registrants by any such holder in the prospectus.

Item 21.     Exhibits and Financial Statement Schedules

(a)   Exhibits.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

1.1	Purchase Agreement among the Registrant, Crum & Forster Holding Inc., Crum & Forster Funding Corp. and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of May 29, 2003.
3.1	Certificate of Incorporation of the Registrant.
3.2	Amended and Restated By-Laws of the Registrant.
4.1	Indenture between Crum & Forster Funding Corp. and the Bank of New York effective as of June 5, 2003.
4.2	First Supplemental Indenture among the Registrant, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003.
4.3	Registration Rights Agreement between the Registrant and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of June 5, 2003.
4.4	Interest Escrow Agreement effective as of June 30, 2003 between the Registrant and The Bank of New York.
5.1*	Opinion of Shearman & Sterling LLP as to the legality of the Securities offered.
10.1	Investment Administration Agreement between Fairfax and North River effective as of August 13, 1998.
10.2	Investment Administration Agreement between Fairfax and CF Insurance effective as of August 13, 1998.
10.3	Investment Administration Agreement between Fairfax and CF Underwriters effective as of August 13, 1998.
10.4	Investment Management Agreement between Hamblin Watsa and North River effective as of August 13, 1998.
10.5	Investment Management Agreement between Hamblin Watsa and CF Insurance effective as of August 13, 1998.
10.6	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.
10.7	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002.
10.8	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002.
10.9	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002.
10.10	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002.
10.11	Intentionally left blank.
10.12	Tax Allocation Agreement between Fairfax Inc. and the Registrant effective as of June 5, 2003.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

10.13	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000.
10.14	Tax Allocation Agreement among the Registrant, Fairfax Inc., Odyssey Re Holdings Corp., Riverstone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000.
10.15	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.
10.16	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.
10.17	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.
10.18	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.
10.19	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.
10.20	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.
10.21	Claims Service and Management Agreement between US Fire and Riverstone Claims Management LLC effective as of July 1, 2000.
10.22	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001.
10.23	Put Agreement among US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002.
10.24	Standby Credit Facility Note between the Registrant and Fairfax effective as of June 30, 2003.
10.25	Exchange Agreement among Fairfax Inc. and the Registrant effective as of June 5, 2003.
10.26	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998.
10.27*	Employment Agreement of Mary Jane Robertson effective as of January 1, 2003.
10.28*	Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2003.
10.29*	Employment Agreement of Bruce Esselborn effective as of October 1, 1999.
10.30	Aggregate Stop Loss Reinsurance Treaty between the Registrant and ORC Re limited effective as of January 1, 2001.
12.1*	Computation of Earnings to Fixed Charges Ratio
21.1	List of the Registrant’s Subsidiaries.
23.1*	Consent of Shearman & Sterling LLP (included in its opinion in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on the signature page of this Registration Statement).
25.1	Statement of Eligibility of Trustee.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

99.1*	Schedule — Summary of Investments — Other Than Investments in Related Parties.
99.2*	Schedule — Condensed Financial Information of Crum & Forster Holding Inc.
99.3*	Schedule — Supplementary Insurance Information.
99.4*	Schedule — Reinsurance.
99.5*	Schedule — Valuation and Qualifying Accounts.
99.6*	Supplemental Information Concerning Property-Casualty Insurance.
99.7*	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.
99.8*	Form of Transmittal Letter.
99.9*	Form of Notice of Guaranteed Delivery.

*	To be filed by amendment.

Item 22.     Undertakings

Each registrant hereby undertakes:

To file registration statement:

(1) (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to such request.

(6) To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on August 6, 2003.

CRUM & FORSTER HOLDINGS CORP.

By: /s/ V. PREM WATSA

Name: V. Prem Watsa
Title: Chairman and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, V. Prem Watsa, Nikolas Antonopoulos and Mary Jane Robertson, his or her true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to sign any related registration statement and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ V. PREM WATSA V. Prem Watsa	Chairman and Principal Executive Officer	August 6, 2003
/s/ MARY JANE ROBERTSON Mary Jane Robertson	Principal Financial and Accounting Officer	August 6, 2003
/s/ FRANK B. BENNETT Frank B. Bennett	Director	August 6, 2003
/s/ ANTHONY F. GRIFFITHS Anthony F. Griffiths	Director	August 6, 2003
Robbert Hartog	Director

INDEX OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

1.1	Purchase Agreement among the Registrant, Crum & Forster Holding Inc., Crum & Forster Funding Corp. and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of May 29, 2003.
3.1	Certificate of Incorporation of the Registrant.
3.2	Amended and Restated By-Laws of the Registrant.
4.1	Indenture between Crum & Forster Funding Corp. and the Bank of New York effective as of June 5, 2003.
4.2	First Supplemental Indenture among the Registrant, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003.
4.3	Registration Rights Agreement between the Registrant and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of June 5, 2003.
4.4	Interest Escrow Agreement effective as of June 30, 2003 between the Registrant and The Bank of New York.
5.1*	Opinion of Shearman & Sterling LLP as to the legality of the Securities offered.
10.1	Investment Administration Agreement between Fairfax and North River effective as of August 13, 1998.
10.2	Investment Administration Agreement between Fairfax and CF Insurance effective as of August 13, 1998.
10.3	Investment Administration Agreement between Fairfax and CF Underwriters effective as of August 13, 1998.
10.4	Investment Management Agreement between Hamblin Watsa and North River effective as of August 13, 1998.
10.5	Investment Management Agreement between Hamblin Watsa and CF Insurance effective as of August 13, 1998.
10.6	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.
10.7	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002.
10.8	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002.
10.9	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002.
10.10	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002.
10.11	Intentionally left blank.
10.12	Tax Allocation Agreement between Fairfax Inc. and the Registrant effective as of June 5, 2003.
10.13	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

10.14	Tax Allocation Agreement among the Registrant, Fairfax Inc., Odyssey Re Holdings Corp., Riverstone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000.
10.15	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.
10.16	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.
10.17	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.
10.18	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.
10.19	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.
10.20	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.
10.21	Claims Service and Management Agreement between US Fire and Riverstone Claims Management LLC effective as of July 1, 2000.
10.22	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001.
10.23	Put Agreement among US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002.
10.24	Standby Credit Facility Note between the Registrant and Fairfax effective as of June 30, 2003
10.25	Exchange Agreement among Fairfax Inc. and the Registrant effective as of June 5, 2003.
10.26	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998.
10.27*	Employment Agreement of Mary Jane Robertson effective as of January 1, 2003.
10.28*	Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2003.
10.29*	Employment Agreement of Bruce Esselborn effective as of October 1, 1999.
10.30	Aggregate Stop Loss Reinsurance Treaty between the Registrant and ORC Re limited effective as of January 1, 2001.
12.1*	Computation of Earnings to Fixed Charges Ratio.
21.1	List of the Registrant’s Subsidiaries.
23.1*	Consent of Shearman & Sterling LLP (included in its opinion in Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers LLP.
24.1	Powers of Attorney (included on the signature page of this Registration Statement).
25.1	Statement of Eligibility of Trustee.
99.1*	Schedule — Summary of Investments — Other Than Investments in Related Parties.

Sequentially
Exhibit		Numbered
Number	Description of Exhibit	Pages

99.2*	Schedule — Condensed Financial Information of Crum & Forster Holding Inc.
99.3*	Schedule — Supplementary Insurance Information.
99.4*	Schedule — Reinsurance.
99.5*	Schedule — Valuation and Qualifying Accounts.
99.6*	Supplemental Information Concerning Property-Casualty Insurance.
99.7*	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.
99.8*	Form of Transmittal Letter.
99.9*	Form of Notice of Guaranteed Delivery.

*	To be filed by amendment.